    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2000

                                                   REGISTRATION NO. 333-____

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                -----------------
                           GENERAL SEMICONDUCTOR, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                -----------------

          DELAWARE                                          13-3575653
 (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

                              10 Melville Park Road
                            Melville, New York 11747
                                 (631) 847-3000

    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                -----------------

                             Stephen B. Paige, Esq.
              Senior Vice President, General Counsel and Secretary
                           GENERAL SEMICONDUCTOR, INC.
                              10 Melville Park Road
                            Melville, New York 11747
                                 (631) 847-3000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                -----------------
                                   COPIES TO:

                               Lois Herzeca, Esq.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8000

                                -----------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.


                                -----------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /_/

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                         CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Title of Securities                       Amount to be     Proposed Maximum           Proposed Maximum              Amount of
 to be Registered                          Registered    Aggregate Price Per Note   Aggregate Offering Price     Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
5 3/4% Convertible Subordinated Notes    $172,500,000(1)      100%(2)(3)                $172,500,000 (2)            $45,540
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value               11,093,248(4)          --                          --                       (5)
----------------------------------------------------------------------------------------------------------------------------------


(1) Represents the aggregate principal amount of the notes issued by the Registrant.

(2) Estimated in accordance with Rule 457 of Regulation C under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee.

(3)  Exclusive of accrued interest and distributions, if any.

(4) Represents the number of shares of common stock that are initially issuable upon conversion of the notes and includes an additional indeterminate number of shares of common stock issuable upon conversion in the future pursuant to Rule 416 of the Securities Act.

(5) No additional consideration will be received for the common stock and therefore no registration fee is required pursuant to Rule 457(i).

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED JANUARY 12, 2000

PROSPECTUS

                           GENERAL SEMICONDUCTOR, INC.

       $172,500,000 of 5 3/4% Convertible Subordinated Notes due 2006 and 11,093,248 Shares of Common Stock Issuable upon Conversion of the Notes

                                -----------------

         This prospectus relates to 5 3/4 % Convertible Subordinated Notes due December 15, 2006 of General Semiconductor, Inc., a Delaware corporation, held by certain security holders who may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

         The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 64.3087 shares per $1,000 principal amount of notes. On or after December 15, 2002, we may redeem the notes, in whole or in part, at the redemption prices set forth in the section entitled "Description of the Notes--Redemption at the Company's Option."

         In the event of a Change of Control, as defined in the section entitled "Description of the Notes--Repurchase of Notes at the Option of the Holder Upon a Change in Control," each holder of the notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest.

         The notes are general, unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness and effectively subordinate to all existing and future liabilities of our subsidiaries. See "Description of the Notes--Subordination."

         On January 12, 2000 the last reported sale price of our common stock, listed under the symbol "SEM", on the New York Stock Exchange ("NYSE") was $13.375 per share.

         Our 5 3/4% Convertible Subordinated Notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

                                -----------------

         INVESTING IN OUR COMMON STOCK OR OUR CONVERTIBLE SUBORDINATED NOTES INVOLVES RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                                -----------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -----------------


               THE DATE OF THIS PROSPECTUS IS JANUARY _____, 2000

                                TABLE OF CONTENTS



                                                                 PAGE
                                                                 ----

Summary.........................................................   1
Risk Factors....................................................   4
Use of Proceeds.................................................  10
Price Range of Common Stock and Dividend Policy.................  10
Ratio of Earnings to Fixed Charges..............................  11
Business........................................................  12
Description of Notes............................................  24
Description of Credit Facility..................................  42
Description of Capital Stock....................................  45
Certain United States Federal Tax Consequences..................  49
Selling Securityholders.........................................  54
Plan of Distribution............................................  55
Experts.........................................................  56
Validity of the Securities......................................  56
Where You Can Find More Information.............................  57
Incorporation by Reference......................................  57
Forward Looking Statements......................................  58
Index to Financial Statements................................... F-1



                               CERTAIN INFORMATION

         On July 28, 1997, General Instrument Corporation spun-off to its shareholders NextLevel Systems, Inc., its broadband communication business, and CommScope, Inc., its coaxial and other cable business, as two independent public companies. At the time of the spin-off, General Instrument Corporation changed its name to General Semiconductor, Inc. and effected a one-for-four reverse stock split. After the spin-off, NextLevel Systems, Inc. changed its name to General Instrument Corporation. Unless the context otherwise requires, references in this prospectus to "General Semiconductor," the "Company," "we," "us" or "our" are to General Semiconductor, Inc. and its direct and indirect subsidiaries on a consolidated basis since the spin-off and to the business conducted by the Power Semiconductor Division of General Instrument Corporation prior to the spin-off.

         This prospectus includes statistical data regarding the discrete semiconductor industry and other industries which was obtained from industry publications, including reports of Worldwide Semiconductor Trade Statistics ("WSTS"), which are published by the Semiconductor Industry Association ("SIA"), and reports published by International Data Corporation ("IDC"). These industry publications generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data, and we do not guarantee the accuracy or completeness of the information, nor can we provide any assurance that our future performance will follow industry projections.

--------------------------------------------------------------------------------
                                     SUMMARY

         THE FOLLOWING IS A SUMMARY OF THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING THE "RISK FACTORS."

                                   THE COMPANY

         We are a market leader in the discrete segment of the semiconductor industry. We design and manufacture a broad array of discrete semiconductors, including power rectifiers, transient voltage suppressors, small signal transistors and small signal diodes. We are a world leader in the power rectifier and transient voltage suppressor markets, which products represented 87% of our 1998 net sales, with an approximate 16% market share as measured by net sales in 1998. Our products condition current and voltage, protect electrical circuits from power surges, amplify and switch small electrical signals and regulate voltage levels in circuits. Our products are essential components of most electronic devices and systems and are used throughout a wide range of industries, including the computer, automotive, telecommunications and consumer electronics industries. We operate six production facilities located in China, France, Germany, Ireland, Taiwan and New York, and we produce an average of 35 million units per day.

         During our 39 years of operation, we have focused on the design and manufacture of discrete semiconductors. Our discrete semiconductor products are different from integrated circuit semiconductor products because discrete semiconductors are single function products and are generally characterized by:

         -    longer product life cycles;

         -    lower research and development investment requirements;

         -    a less complex and less costly fabrication process; and

         -    lower capital needs.

         We believe the characteristics of the discrete semiconductor market and our competitive strengths contribute to our stable and consistent operating income. In 1998, 65% of our net sales were derived from the sale of four product families, each of which we first introduced more than 20 years ago.

         COMPANY STRENGTHS

         We believe the characteristics of the discrete semiconductor market and our competitive strengths contribute to our stable and consistent operating income.

         LONG-STANDING RELATIONSHIPS WITH DIVERSE, BLUE CHIP CUSTOMERS. During our 39-year operating history, we have developed long-standing relationships with many customers. We serve more than 500 customers worldwide, with no single customer accounting for more than 6% of our 1998 net sales. Each of our ten largest customers has been our customer for more than 25 years. Customers in our end use markets include leading global manufacturers such as Robert Bosch Corporation, Ford Motor Company, General Motors Corporation, Lucent Technologies, Matsushita Electric Industrial Co. Ltd., Motorola Inc., Nokia Corp., Phillips NV, Siemens AG, Samsung Electronics Co. Ltd. and Sony Corporation.

         GLOBAL, LOW COST OPERATIONS. We presently operate six production facilities and 13 sales offices located in North America, Europe and Asia. We believe that our global operations permit us to maintain our position as a low cost, high quality manufacturer. All of our facilities have achieved ISO 9001 or ISO 9002 certification status as to quality, and our five facilities that manufacture products for the automotive industry have received the automotive industry's QS 9000 certification. QS 9000 certification is a more stringent quality system developed by Ford, Chrysler and General Motors to recognize the outstanding overall performance of selected suppliers. Our

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Macroom, Ireland facility has received ISO 14001 certification. ISO 14001 is an international certification awarded after extensive site audits demonstrate compliance to the Environmental Management System Standards. We are continuously engaged in cost reduction programs, primarily through reduced pricing of our raw materials, improved material utilization, increased use of automation and other manufacturing efficiencies.

         HIGH QUALITY CUSTOMER SERVICE. Because we are an independent company focused on the discrete segment of the semiconductor industry, all of our service and support efforts are tailored to meet our customers' needs. We employ approximately 200 sales, marketing and field applications engineers in 13 offices throughout North America, Europe and Asia. We target high growth end-use markets and focus our sales efforts on our customers' design engineers and purchasing managers in the automotive, computer, consumer and telecommunications markets. Because we work closely with our original equipment manufacturer customers in the design of their products, our products are frequently "designed in" to the specifications of new products. We believe these close relationships provide us with a substantial competitive advantage and further strengthen our long-term customer relationships. Our customers require a high quality, reliable source of supply, often in high volumes and with short lead times. They also demand quick responses to technical questions and seek support in designing new applications which will use our products.

         DIVERSE END USE MARKETS. We have a diversified customer base in terms of both geography and end use markets. We believe that this diversity minimizes the impact of a loss in sales due to an economic slowdown in any geographic area or end use market.

         EXPERIENCED, COMMITTED MANAGEMENT TEAM. Our senior management team consists of ten individuals who have an average of 14 years of experience with us and 18 years of experience in the semiconductor industry. Ronald A. Ostertag, our Chairman, President and Chief Executive Officer, has been with us for 21 years and has 27 years of experience in the semiconductor industry.


         Our executive offices are located at 10 Melville Park Road, Melville, New York 11747, and our telephone number is (631) 847-3000.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Offering.............................       $172,500,000 in principal amount
                                            of 5 3/4% Convertible Subordinated
                                            Notes due 2006 (and 11,093,248
                                            shares of common stock issuable
                                            upon conversion of the notes) by
                                            selling security holders.

Issuer...............................       General Semiconductor, Inc.

Maturity.............................       December 15, 2006.

Interest.............................       Annual rate: 5 3/4 %
                                            Payment frequency: Every six months
                                            on June 15 and December 15.

                                            First payment: June 15, 2000.

Conversion Rights....................       The notes are convertible, at your
                                            option, at any time prior to
                                            maturity, into our common stock, at
                                            a conversion price of $15.55 per
                                            share of common stock, subject to
                                            adjustment (the conversion ratio is
                                            64.3087 shares of our common stock
                                            per $1,000 principal amount of
                                            notes).

Change of Control....................       We will be required to offer to
                                            purchase the notes at 100% of their
                                            principal amount, plus interest and
                                            liquidated damages, if any, if a
                                            change of control of our company
                                            occurs.

Optional Redemption..................       On or after December 15, 2002, we
                                            may redeem some or all of the notes
                                            at any time at the redemption prices
                                            listed in "Description of
                                            Notes-Redemption at the Company's
                                            Option."

Ranking..............................       The notes are subordinated,
                                            unsecured general debts. They are
                                            junior to all of our existing and
                                            future senior indebtedness and
                                            effectively subordinate to all
                                            existing and future liabilities of
                                            our subsidiaries.

                                            As of December 31, 1999 the notes
                                            were junior to $[ ] million of
                                            senior indebtedness and effectively
                                            subordinate to $[ ] million of
                                            liabilities of our subsidiaries.

Use of Proceeds......................       We will not receive any proceeds
                                            from the sale of the notes or the
                                            shares of common stock offered in
                                            this prospectus. See "Selling
                                            Security Holders."


--------------------------------------------------------------------------------

                                  RISK FACTORS

OUR SUBSTANTIAL INDEBTEDNESS COULD RESTRICT OUR OPERATIONS, MAKE US MORE VULNERABLE TO ADVERSE ECONOMIC CONDITIONS AND MAKE IT MORE DIFFICULT FOR US TO MAKE PAYMENTS ON THE NOTES.

         We have had and will continue to have a substantial amount of outstanding indebtedness with significant debt service requirements. As of December 31, 1999, we had $[ ] million of outstanding indebtedness, and our pro forma ratio of earnings to fixed charges (giving effect to the issuance of the notes and the application of the proceeds) for the twelve months ended December
31, 1999 was [         .] In the future, we may incur additional indebtedness.

OUR SUBSTANTIAL CURRENT AND FUTURE INDEBTEDNESS COULD HAVE IMPORTANT CONSEQUENCES TO YOU. FOR EXAMPLE, IT COULD:

         -    impair our ability to obtain additional financing in the future;

         - reduce funds available to us for other purposes, including working capital, capital expenditures, research and development, strategic acquisitions and other general corporate purposes;

         - restrict our ability to introduce new products or exploit business opportunities;

         - increase our vulnerability to economic downturns and competitive pressures in the industry in which we operate;

         - increase our vulnerability to interest rate increases to the extent debt under our credit facility is not hedged because the interest rates under our credit facility are variable;

         -    limit our ability to dispose of assets;

         - make it more difficult for us to satisfy our obligations with respect to the notes; and

         -    place us at a competitive disadvantage.

WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT. OUR ABILITY TO GENERATE CASH DEPENDS UPON MANY FACTORS BEYOND OUR CONTROL.

         We will require a significant amount of cash to service our indebtedness and to fund our operations. Based on our current level of operations, we believe that our cash flow from operations and our available financing will be adequate to meet our anticipated requirements for operating our business and servicing our debt. Our ability to generate cash depends upon, among other things, our future operating performance. To a large extent, this depends upon economic, financial, competitive and other factors beyond our control. If we cannot generate enough cash from operations to make payments on our indebtedness, we will need to refinance our indebtedness, obtain additional financing or sell assets. We cannot assure you that we would be able to do so or do so without additional expense.

WE MAY BE ABLE TO INCUR SIGNIFICANTLY MORE DEBT IN THE FUTURE, WHICH WILL INCREASE THE RISKS RELATED TO OUR INDEBTEDNESS.

         We may be able to incur substantial additional indebtedness in the future. The indenture does not prohibit us or our subsidiaries from incurring indebtedness. Our credit facility would permit additional borrowing of up to $[ ] million as of December 31, 1999, subject to customary borrowing conditions.

HOLDERS OF SENIOR INDEBTEDNESS WILL BE PAID BEFORE HOLDERS OF THE NOTES ARE
PAID.

         The notes will be subordinated to our existing and future senior indebtedness and will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries. As of December 31, 1999, the notes were junior to $[ ] million of outstanding senior indebtedness and effectively junior to $[ ] million of trade payables and other liabilities of our subsidiaries. If we become bankrupt, liquidate or dissolve, our assets would be available to pay obligations on the notes only after our senior indebtedness has been paid. We cannot assure you that there will be sufficient assets to pay amounts due on the notes. See "Description of Notes--General and "--Subordination."

         If we fail to pay any of our designated senior indebtedness, we may make payments on the notes only if we cure the default or the holders of the senior indebtedness waive the default. Moreover, if any non-payment default exists under our designated senior indebtedness and the holders of the designated senior indebtedness elect to exercise their rights, we may not make any cash payments on the notes for a period of up to 179 days in any 365 day period, unless we cure the default, the holders of the senior indebtedness waive the default or rescind acceleration of the indebtedness, or we repay the indebtedness in full. See "Description of Notes -- Subordination."

THE RESTRICTIONS IMPOSED BY OUR CREDIT FACILITY COULD NEGATIVELY AFFECT OUR BUSINESS. OUR FAILURE TO COMPLY WITH THESE RESTRICTIONS COULD RESULT IN A DEFAULT UNDER OUR DEBT INSTRUMENTS.

         Our credit facility contains covenants that restrict our ability and our subsidiaries' ability to:

         -    dispose of assets;

         -    incur additional indebtedness;

         -    incur liens on property or assets;

         -    repay other indebtedness;

         -    pay dividends;

         -    enter into certain investments or transactions;

         -    repurchase or redeem capital stock;

         -    engage in mergers or consolidations; or

         - engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities.

         In addition, the credit facility contains financial covenants, including:

         -    a total debt to EBITDA ratio;

         -    a senior debt to EBITDA ratio;

         -    a net worth maintenance test; and

         -    an interest expense coverage ratio.

         In December 1998 and June 1999, we amended our credit facility to provide greater flexibility under the covenants in light of our anticipated financial performance and business plans. We cannot assure you that we will be able to amend our credit facility in the future, should it be necessary or advisable to do so. Our compliance with our covenants in the future may be affected by events beyond our control. Our breach or failure to comply with any of the covenants could result in a default under the credit facility or the indenture. If we default under the credit facility, the lenders could cause all of our outstanding debt obligations under the credit facility to become due and payable, require us to apply all of our available cash to repay the indebtedness or prevent us from making debt service payments on any other indebtedness we owe. If we are unable to repay any borrowings when due, the lenders under the credit facility could proceed against their collateral. If a default under the indenture occurs, the holders of the notes could elect to declare those notes due and payable. A significant payment default under the credit facility or any Event of Default under the indenture would be a cross default under the other instrument and could result in the acceleration of the indebtedness under both instruments. If the indebtedness under the credit facility or these notes is accelerated, we may not have sufficient assets to repay amounts due under the credit facility, these notes or any other debt securities then outstanding.

WE WILL DEPEND ON THE CASH FLOW OF OUR SUBSIDIARIES TO SATISFY OUR OBLIGATIONS UNDER THE NOTES.

         Our subsidiaries conduct a substantial portion of our manufacturing operations and also own a substantial portion of our consolidated assets. Our subsidiaries also contribute a significant portion of our sales. Consequently, our operating cash flow and our ability to service our debt, including the notes, depend, in part, upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of purchases or otherwise. These payments may not be adequate to pay interest and principal on the notes when due. In addition, the ability of our subsidiaries to make payments to us depends on applicable law and restrictions under the credit facility and other present and future debt instruments to which they are a party, which may include requirements to maintain minimum levels of working capital and other assets.

WE OPERATE IN AN INDUSTRY THAT HAS RECENTLY EXPERIENCED UNUSUALLY LARGE PRICE DECLINES AND FUTURE PRICING DECLINES MAY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND LIQUIDITY.

         The discrete segment of the semiconductor industry has recently experienced unusually large price declines and may experience such declines in the future. During 1998 and the first quarter of 1999, average selling prices of our products weakened at rates beyond those historically experienced due to continued excess capacity in the industry. The excess capacity resulted from a combination of factors, including industry capacity expansion in 1996, economic difficulties in Southeast Asia, the economic slowdown in Japan and difficulties in the computer and computer peripherals industry. During this period, our production facilities were underutilized. The underutilization of our facilities for an extended period in the future could result in production inefficiencies and cause a reduction in our operating margins. We cannot assure you that our industry will not experience future price declines which could have a material adverse effect on our business, results of operations and liquidity.

WE FACE SIGNIFICANT COMPETITION IN THE DISCRETE SEGMENT OF THE SEMICONDUCTOR INDUSTRY, WHICH MAY ADVERSELY AFFECT US.

         We are subject to competition from a substantial number of foreign and domestic companies, some of which have greater financial, engineering, manufacturing and other resources, or offer a broader product line than we do. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although we believe that we enjoy certain technological and other advantages over our competitors, realizing and maintaining such advantages will require continued investment by us in engineering, research and development, marketing and customer service and support. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will be successful in maintaining our advantages.

OUR BUSINESS IS SUBJECT TO THE ECONOMIC AND POLITICAL RISKS OF OPERATING OUR FACILITIES AND SELLING OUR PRODUCTS IN FOREIGN COUNTRIES.

         Almost all of our products are manufactured or assembled in Taiwan (Republic of China), the People's Republic of China, Ireland, Germany and France. These foreign operations are subject to the risks inherent in situating operations abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, natural events such as severe weather, floods and earthquakes, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. Our cost-competitive status could be adversely affected if, relative to our competitors, we experience unfavorable movements in foreign currency exchange rates.

         In addition, international sales of our products generally represent approximately 70% of our annual sales. During 1998, sales to the Asia/Pacific region accounted for approximately 35% of our annual sales. Our order trends and average selling prices weakened significantly in 1998, reflecting the economic difficulties in Southeast Asia, the economic slowdown in Japan and the difficulties in the computer and computer peripherals industry. In the first nine months of 1999, we have benefited from improving economic conditions in Southeast Asia but conditions in Europe softened in the first half of 1999. Our financial performance in the future may be adversely affected by international economic conditions.

POTENTIAL ENVIRONMENTAL LIABILITIES, INCLUDING THOSE RELATING TO FORMER OPERATIONS, MAY ADVERSELY IMPACT OUR FINANCIAL POSITION.

         We are subject to various federal, state, local and foreign laws and regulations governing environmental matters, including the use, discharge and disposal of hazardous materials. We are presently engaged in the remediation of sites associated with eight discontinued operations in six states, and we are a "potentially responsible party" at five hazardous waste sites in four states. We have recorded a reserve for environmental matters of $30.6 million at September 30, 1999. While the ultimate outcome of these matters cannot be determined, we do not believe that the final disposition of these matters will have a material adverse effect on our financial position, results of operations or cash flows beyond the amounts previously provided for in our financial statements.

         Our present and past facilities have been in operation for many years, and, over that time, these facilities have used substances which are or might be considered hazardous, and we have generated and disposed of wastes which are or might be considered hazardous. In addition, new environmental legislation or regulations may be enacted in the future. Therefore, it is possible that additional environmental issues may arise in the future which we cannot now predict.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE ACQUISITIONS.

         As part of our business strategy, we intend to make acquisitions. We evaluate potential acquisitions on an ongoing basis; however, we do not currently have any understanding or arrangements for a specific acquisition.

         We may not be able to complete any acquisition in the future or identify those candidates that would result in a successful transaction. In addition, we may not be able to complete future acquisitions at acceptable prices and terms, and increased competition for acquisition candidates could result in fewer acquisition opportunities and higher acquisition prices. The magnitude, timing and nature of future acquisitions will depend upon various factors, including:

         -    the availability of suitable acquisition candidates;

         -    competition with others for suitable acquisitions;

         -    the negotiation of acceptable terms;

         -    our access to capital;

         - the availability of skilled employees to manage and operate the acquired companies; and

         -    general economic and business conditions.

         We expect to finance acquisitions with cash on hand, through issuance of debt or equity securities and through borrowings under credit arrangements, including pursuant to our credit facility, subject to the restrictions set forth in the credit facility. See "Description of Credit Facility." The ability to obtain debt or equity financing is subject to market conditions and to limitations imposed on us by our credit facility. Therefore, we may not be able to obtain additional financing in order to finance future acquisitions. Our operating and financial flexibility could be substantially limited if we use cash to complete acquisitions.

           YEAR 2000 FAILURES MAY ADVERSELY IMPACT OUR OPERATIONS.

         Our business could be adversely affected by information technology issues related to the Year 2000 issue. The Year 2000 issue is a broad business issue, whose impact extends to possible failure of our financial, distribution and manufacturing systems, as well as to those of third parties. None of our products contain date sensitive or date processing logic. The ability of third parties with whom we do business to address adequately their Year 2000 issues is outside our control. However, if any of our systems are not Year 2000 compliant or if our customers, our suppliers or government agencies fail to achieve Year 2000 compliance, we may experience the following adverse consequences, including:

         - our customers may be unable to place orders with us due either to our or their system failures;

         - we may be unable to maintain adequate production scheduling, inventory cost accounting and other elements of our business that are dependent upon computer systems; and

         -    we may be unable to deliver our products on a timely basis.

WE MAY NOT BE ABLE TO REPURCHASE NOTES UPON A CHANGE OF CONTROL WHICH WOULD BE AN EVENT OF DEFAULT UNDER THE INDENTURE.

         Upon the occurrence of specified change of control events, we could be required to purchase all outstanding notes at a price equal to 100% of their principal amount, plus accrued interest to the repurchase date. Under our credit facility, a change of control is an event of default, and, therefore, it restricts us from repurchasing the notes without the approval of the lenders. We cannot assure you that we will have sufficient funds available or will be permitted by the lenders under the credit facility to repurchase the notes upon a change of control. Our failure to repurchase the notes would constitute an event of default under the indenture. See "Description of Notes--Repurchase of Notes at the Option of the Holder Upon a Change of Control."

YOU MAY BE UNABLE TO SELL YOUR NOTES IF A TRADING MARKET FOR THE NOTES DOES NOT DEVELOP.

         The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar securities, our performance and certain other factors.

THERE MAY BE VOLATILITY OF THE MARKET PRICE OF THE NOTES AND OUR COMMON STOCK.

         The market price of our common stock has fluctuated in the past and may continue to fluctuate. In addition, the securities markets have experienced significant price and volume fluctuations. Factors such as political and economic conditions in foreign countries, quarterly fluctuations in our operating results and changes in our industry and our competitors may have a significant impact on the market price of the notes and common stock into which the notes are convertible. In particular, if we were to report operating results which did not meet the expectations of research analysts, the market price of the notes and our common stock could be materially adversely affected.

WE CANNOT PREDICT THE EFFECT OF FUTURE SALES OF NOTES OR SHARES OF COMMON STOCK ON THE MARKET PRICE OF OUR COMMON STOCK.

         We cannot predict the effect, if any, that future sales of notes or shares of our common stock will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock, including shares issued upon the conversion of the notes, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. If all the notes were converted, approximately 11.1 million shares of our common stock would be issuable upon conversion, which represents approximately 26% of our common stock currently outstanding.

ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE IN CONTROL OR ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK.

         Provisions of our certificate of incorporation and provisions of the Delaware General Corporation Law could have the effect of deterring hostile takeovers or delaying, deterring or preventing a change in control of our company, including transactions in which stockholders might otherwise receive a premium for their shares over current market prices. See "Description of Capital Stock."

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the notes or the shares of common stock offered hereby. See "Selling Security Holders."

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Since the spin-off in July 1997, our common stock has been traded on the New York Stock Exchange under the symbol "SEM." The following table sets forth the high and low sale prices as reported by the New York Stock Exchange during each of the periods below.



                                                            HIGH        LOW
YEAR ENDING DECEMBER 31, 1997
July 28 through September 30 ..........................   $17 1/2     $12 3/8
Fourth Quarter.........................................        13       9 7/8



                                                            HIGH        LOW
YEAR ENDING DECEMBER 31, 1998
First Quarter..........................................    $14 3/4    $10 5/8
Second Quarter.........................................     14 3/4      9 7/8
Third Quarter..........................................     10 1/8          6
Fourth Quarter.........................................   10 11/16    5 15/16




                                                            HIGH        LOW
YEAR ENDING DECEMBER 31, 1999
First Quarter..........................................   $9 7/16    $5 15/16
Second Quarter.........................................     9 3/4       6 3/8
Third Quarter..........................................    12 5/8       7 7/8
Fourth Quarter.........................................    15 1/8     8 11/16




                                                            HIGH         LOW
YEAR ENDING DECEMBER 31, 2000

First Quarter through January 11, 2000................    $14 3/8     $12 3/4



         As of December 31, 1999, there were 418 holders of record of our common stock.

         We have not paid any cash dividends since the spin-off. We do not currently intend to pay dividends in the foreseeable future, but to reinvest earnings in our business. Our ability to pay cash dividends on our common stock is limited by certain covenants contained in our credit agreement.

                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table sets forth the ratio of earnings to fixed charges for each of the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999.



                                                                                                                   NINE MONTHS
                                                            YEAR ENDED DECEMBER 31,                            ENDED SEPTEMBER 30,
                                                            ----------------------------------------------------------------------
                                                            1994      1995       1996      1997       1998        1998      1999

Ratio of earnings to fixed charges(1).................      3.8x      9.6x       6.9x      4.5x       2.8x       3.0x      2.1x



(1) For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of pre-tax income before non-recurring items and fixed charges, less capitalized interest. Non-recurring charges for the year ended December 31, 1997 include $33.8 million incurred in connection with the spin-off, primarily related to the separation of General Instrument Corporation's Taiwan operations. Non-recurring charges for the year ended December 31, 1998 include $12.3 million incurred in the fourth quarter of 1998 related to workforce reductions, the cost of early retirement programs, the closing of two sales offices and the writing off of assets related to an unprofitable product that was discontinued. Fixed charges represent interest and the portion of rental expenses we consider representative of the interest factor (one-third of rent expenses).

                                    BUSINESS

         We are a market leader in the discrete segment of the semiconductor industry. We design and manufacture a broad array of discrete semiconductors, including power rectifiers, transient voltage suppressors, small signal transistors and small signal diodes. We are a world leader in the power rectifier and transient voltage suppressor markets, which products represented 87% of our 1998 net sales, with an approximate 16% market share as measured by net sales in 1998. Our products condition current and voltage, protect electrical circuits from power surges, amplify and switch small electrical signals and regulate voltage levels in circuits. Our products are essential components of most electronic devices and systems and are used throughout a wide range of industries, including the computer, automotive, telecommunications and consumer electronics industries. We operate six production facilities located in China, France, Germany, Ireland, Taiwan and New York, and we produce an average of 35 million units per day. For the LTM Period, we reported net sales of $403.1 million, operating income of $37.2 million, net income of $11.8 million and Adjusted EBITDA of $76.3 million.

         During our 39 years of operation, we have focused on the design and manufacture of discrete semiconductors. Our discrete semiconductor products are different from integrated circuit semiconductor products because discrete semiconductors are single function products and are generally characterized by:

         -    longer product life cycles;

         -    lower research and development investment requirements;

         -    a less complex and less costly fabrication process; and

         -    lower capital needs.

         We believe the characteristics of the discrete semiconductor market and our competitive strengths contribute to our stable and consistent operating income. In 1998, 65% of our net sales were derived from the sale of four product families, each of which we first introduced more than 20 years ago.

         Worldwide semiconductor market revenue was $125.6 billion in 1998, according to WSTS. The discrete segment of this market accounted for $11.9 billion, or approximately 9.5%, of the total semiconductor market and the sectors in which we compete accounted for $7.9 billion of this market. The following charts illustrate the principal sectors of the semiconductor market and the discrete segment by product category and highlight the areas in which we compete:

1988 SEMICONDUCTOR MARKET
$125.6 BILLION

[Pie Chart]

Memory                  18%
Logic ICs               15%
Analog                  15%
Discretes               9%
Optical ICs             4%
Microcomponets          3.8%
Bipolar ICs             1%


1998 DISCRETE MARKET
$11.9 BILLION

[PIE CHART]

Power Transistors          22%
Small Signal Transisters   20%
MOSFETs                    17%
Rectifiers                 16%
Diodes                     13%
Thyristors                 7%
Other Discrete Devices     5%

         COMPANY STRENGTHS

         We believe the characteristics of the discrete semiconductor market and our competitive strengths contribute to our stable and consistent operating income.

         LONG-STANDING RELATIONSHIPS WITH DIVERSE, BLUE CHIP CUSTOMERS. During our 39-year operating history, we have developed long-standing relationships with many customers. We serve more than 500 customers worldwide, with no single customer accounting for more than 6% of our 1998 net sales. Each of our ten largest customers has been our customer for more than 25 years. Customers in our end use markets include leading global manufacturers such as Robert Bosch Corporation, Ford Motor Company, General Motors Corporation, Lucent Technologies, Matsushita Electric Industrial Co., Ltd., Motorola Inc., Nokia Corp., Phillips NV, Siemens AG, Samsung Electronics Co. Ltd. and Sony Corporation.

         GLOBAL, LOW COST OPERATIONS. We presently operate six production facilities and 13 sales offices located in North America, Europe and Asia. We believe that our global operations permit us to maintain our position as a low cost, high quality manufacturer. All of our facilities have achieved ISO 9001 or ISO 9002 certification status as to quality and our five facilities that manufacture products for the automotive industry have received the automotive industry's QS 9000 certification. QS 9000 certification is a more stringent quality system developed by Ford, Chrysler and General Motors to recognize the outstanding overall performance of selected suppliers. Our Macroom, Ireland facility has received ISO 14001 certification. ISO 14001 is an international certification awarded after extensive site audits demonstrate compliance to the Environmental Management System Standards. We are continuously engaged in cost reduction programs, primarily through reduced pricing of our raw materials, improved material utilization, increased use of automation and other manufacturing efficiencies.

         HIGH QUALITY CUSTOMER SERVICE. Because we are an independent company focused on the discrete segment of the semiconductor industry, all of our service and support efforts are tailored to meet our customers' needs. We employ approximately 200 sales, marketing and field applications engineers in 13 offices throughout North America, Europe and Asia. We target high growth end-use markets and focus our sales efforts on our customers' design engineers and purchasing managers in the automotive, computer, consumer and telecommunications markets. Because we work closely with our original equipment manufacturer customers in the design of their products, our products are frequently "designed in" to the specifications of new products. We believe these close relationships provide us with a substantial competitive advantage and further strengthen our long-term customer relationships. Our customers require a high quality, reliable source of supply, often in high volumes and with short lead times. They also demand quick responses to technical questions and seek support in designing new applications which will use our products.

         DIVERSE END USE MARKETS. We have a diversified customer base in terms of both geography and end use markets. The following charts illustrate our 1998 net sales by geographic area and by end use market:

1998 NET SALES BY GEOGRAPHIC AREA

[Pie Chart]

Europe            34%
North America     31%
Southeast Asia    21%
China              8%
Japan              6%

1998 NET SALES BY END USE MARKET

[Pie Chart]

Distributors (1)           30%
Computer/Power Supply      24%
Automotive                 18%
Consumer Products          13%
Telecom                     6%
Other                       9%

(1) Distributors sell our products to diverse end use markets, including all those shown in the chart.

         We believe that this diversity minimizes the impact of a potential loss of sales due to an economic slowdown in any geographic area or end use market.

         EXPERIENCED, COMMITTED MANAGEMENT TEAM. Our senior management team consists of ten individuals who have an average of 14 years of experience with us and 18 years of experience in the semiconductor industry. Ronald A. Ostertag, our Chairman, President and Chief Executive Officer, has been with us for 21 years and has 27 years of experience in the semiconductor industry.

         BUSINESS STRATEGY

         Our objective is to maintain and strengthen our position as a leading supplier of discrete semiconductors and, as a result, to achieve growth in net sales and earnings. The principal elements of our strategy are:

         BROADEN PRODUCT BASE THROUGH NEW PRODUCT INTRODUCTIONS. We seek to build on our base of long-lived, well established products to introduce new products that meet our customers' needs. We employ approximately 60 full-time personnel in our research and development laboratories in Ireland, Taiwan, New York and California. We spent $6.1 million on research and development in 1998 and $4.9 million during the nine months ended September 30, 1999.

         In 1998 we introduced a number of new products to better meet our customers' needs, including the surface mount high energy automotive transient voltage suppressor device, the fast recovery mini-bridge and the high voltage transient voltage suppressor products. The new surface mount high energy automotive transient voltage suppressor device is designed to protect automotive electronic systems from high energy surges. These products use our patented PAR-TM- construction that ensures superior high temperature operation, which is critical for automotive applications. The fast recovery mini-bridge is a low-current surface mount bridge rectifier with fast switching characteristics. This device saves space on printed circuit boards when compared to standard bridges. The fast recovery time of this device reduces energy losses for fast switching power supply applications. We have extended the voltage range of our TRANSZORB-TM- transient voltage suppressor devices up to 550 volts, which is the highest avalanche voltage currently offered in the industry. This new product was specially designed to work in conjunction with newly developed integrated circuits that provide much greater efficiencies to computer products. See "--Research and Development."

         To further broaden our product base, we recently opened a design center for power MOSFET products with experienced MOSFET engineers. MOSFETs are semiconductor devices that switch and/or amplify current and are used principally by our computer, automotive and telecommunications customers. Our strategy is to use a "fabless" approach, in which we will outsource the wafer fabrication process, to manufacture this product. We recently entered into manufacturing agreements with established foundries in Asia, which we believe will enable us to enter the power MOSFET market more quickly than we otherwise would be able to and with minimal capital requirements. We expect to address this $2.0 billion market by combining our design expertise and customer service orientation with this manufacturing. Although we believe that sales from this product will be relatively small initially, we anticipate that power MOSFET sales could be an important component of our future growth.

         MAKE STRATEGIC, SYNERGISTIC ACQUISITIONS. We continually evaluate candidates for strategic acquisitions and joint ventures that will permit us to broaden our product offerings and increase our presence in our existing product lines. Acquisitions will also permit us to leverage our existing sales and distribution channels, including a sales force of more than 1,000 worldwide, comprised of sales representatives, distributors, and approximately 200 direct sales and technical personnel. For example, we acquired the small signal products business of ITT Industries, Inc. in October 1997 for $9.0 million, including direct acquisition costs. This business also contributed $53.1 million to our sales in 1998. It also provided us entry to the small signal transistor, zener diode and small signal diode sectors of the discrete products market, collectively a $3.7 billion market in 1998.

         CONTINUE TO ACHIEVE COST SAVINGS. We are committed to being a low-cost producer of our products. In order to achieve this, we continuously engage in cost reduction programs. These cost reduction programs are made possible in part by technological advancements in material sciences, wafer production processes and packaging techniques. As a result of these advancements and through various investments, we have been able to reduce costs in a number of ways, including, but not limited to:

         - automating production lines to reduce labor costs and increase product quality;

         -    improving production processes to increase production yields;

         - modifying product designs to reduce the amount of raw material required to produce products;

         -    reducing raw material costs through negotiations with our vendors;
              and

         -    moving higher labor cost processes to lower labor cost locations.

         Our ability to reduce our costs has allowed us to maintain our earnings and competitive position while satisfying our customers' requirements for low-cost, high-quality products.

         PRODUCTS AND CUSTOMERS

         The table below identifies our end markets and the percentage of our 1998 net sales attributable to each, and the principal products, representative applications and major customers for those end markets.



END MARKETS         COMPUTER            AUTOMOTIVE          CONSUMER           TELECOMMUNICATIONS    LIGHTING         DISTRIBUTORS
% OF NET SALES(1)   24%                 18%                 13%                6%                    4%               30%
PRODUCTS            Bridge Rectifiers   Superectifiers      Bridge Rectifiers  Fast Efficient        Bridge Rectifier All
                    Fast Efficient      Small Signal        Fast Efficient     Rectifiers            Fast Efficient
                    Rectifiers          Diodes              Rectifiers         Small Signal          Rectifiers
                    Schottky Rectifiers Small Signal        Small Signal       Diodes                Superectifiers
                    Small Signal        Transistors         Diodes             Small Signal
                    Diodes              Transient Voltage   Small Signal       Transistors
                                        Suppressors         Transistors        Superectifiers
                                        Zener Diodes        Zener Diodes       Transient Voltage
                                                                               Suppressors

REPRESENTATIVE      CD ROM drive        ABS Brake           Cable Boxes        Cordless Phone        Compact          All
APPLICATIONS        Computer Battery    System              CD Player          Internet Line         Fluorescent
                    Charger             Active              DVD                Card                  Lamp
                    Disk Drive          Suspension          Entertainment      ISDN Board            Electronic
                    Monitor             Airbag Module       Center             Mobile Phone          Ballast
                    Motherboard         Collision           Home Appliances/   Modems                Energy Saving
                    PC Scanner          Warning/            White Goods        Pager                 Ballast
                    Printer             Avoidance           Home Satellite     Satellite             HID Ballast
                    Switch Mode         System              Dish               Transmission          Inverter Light
                    Power Supply        Cruise Control      Microwave          Switching             Ballast
                                        Module              Playstation/       Systems               Neon Light
                                        Engine              Nintendo                                 Projector
                                        Management          TV                                       Ballast
                                        Entertainment
                                        Module
                                        GPS Navigation
                                        Systems

MAJOR SECTION       Acer                Bosch               BOSE               Alcatel               Delta            Arrow/Spoerle
CUSTOMERS           API                 Delphi              Braun              Ericsson              MagneTek         Array
                    Astec               Ford                Daewoo             Hughes                Motorola         Avnet
                    Delta               Hella               General Instrument Lucent                Philips          Distrel
                    LG                  Mitsubishi          LG                 Motorola              Siemens/Osram    Eurodis
                    Phihong             Motorola AIEG       Matsushita         Nokia                                  Future
                    Philips             Nadex               Philips            Nortel Networks                        Nadex
                    Samsung             Nippon              Ryoden             Sagem                                  Rutroik
                    SCI                 Denso/Denso         Samsung            Siemens                                Ryoden
                    SONY                Siemens             SONY                                                      Taitron
                                        Valeo



(1) These products do not equal 100% of our net sales because we also sell miscellaneous products to various other end markets equal to approximately 5% of our net sales.

         PRINCIPAL PRODUCTS

         We design, manufacture and sell a broad array of discrete semiconductors, including:

         -    low- to medium-power rectifiers;

         -    transient voltage suppressors;

         -    small signal diodes and transistors; and

         -    zener diodes.

         We manufacture these products in a variety of packages, including axial, bridge, power and surface mount packages.

         RECTIFIERS. Rectifiers conduct electricity in one direction and block it in the "reverse" direction. They are used to convert alternating current (AC) into direct current (DC) which is used to power electronic equipment. The current carried over power lines and into homes, offices and factories is alternating current; however, most electronic equipment requires direct current to operate. We offer a wide selection of rectifier products including bridge rectifiers, fast efficient rectifiers, glass-passivated rectifiers, plastic rectifiers, Schottky rectifiers and SUPERECTIFIERS-TM-.

         Bridge rectifiers are essential for the vast majority of electronic equipment that plugs into an electrical outlet. A bridge rectifier is comprised of four separate rectifier components configured into a single package that converts alternating current into full wave direct current. We manufacture a complete line of bridge rectifiers that meet the power and case style requirements of most electronic equipment.

         The SUPERECTIFIER-TM- is a highly reliable and cost effective component that incorporates several of our unique technologies. The SUPERECTIFIER-TM-glass- plastic construction combines the superior reliability of spherical glass constructed rectifiers with plastic cases that allow easier mass handling as well as lower costs. The automotive and computer peripheral markets are the principal markets for this product.

         Our Schottky rectifier is designed for use in high-speed applications such as computer and computer related products. Its design results in nearly zero reverse recovery times (the speed at which the device can go from a state of conducting current to a blocking mode) and very low forward voltage drop which allows for low power losses. Our manufacturing process creates a highly reliable Schottky product.

         Fast efficient rectifiers are an extension of our Schottky product portfolio. These products offer reverse recovery times as low as 25 nanoseconds at voltage levels as high as 1,000 volts while maintaining the efficiencies of a lower forward voltage loss. Fast efficient rectifiers are principally used for computer and computer related applications.

         TRANSIENT VOLTAGE SUPPRESSORS. Transient voltage suppressors are similar to circuit breakers with the advantage that they do not have to be reset or replaced. They are silicon-based semiconductors designed to provide protection against all types of transient threats, ranging from electrostatic discharge to induced lightning. These voltage clamping devices absorb large amounts of energy for short periods of time. We offer a broad range of state-of-the-art transient voltage suppressor devices for use in most modern electronic equipment. In 1998, we introduced a line of patented transient voltage suppressor devices specifically designed for automotive applications. These include avalanche alternator rectifiers and a surface mount high-energy transient voltage suppressor device.

         SMALL SIGNAL DIODES. Small signal diodes perform various functions such as signal blocking, routing and switching at lower current levels. These components are used in a variety of products, including telecommunications equipment, personal computer motherboards, automotive systems, power supplies and consumer electronics.

         SMALL SIGNAL TRANSISTORS. Small signal transistors deliver amplification and switching functions. These products provide the critical switching and amplification functions that are essential to most modern electronic systems.

         ZENER DIODES. Zener product lines provide a wide variety of specialized functions for complex electronic circuits. These devices are used as voltage regulators, voltage reference and voltage suppressors against electrostatic discharge threats. Zener diodes are also used in most modern electronic systems and end use markets.

         MARKETS AND CUSTOMERS

         Our customer base is diverse, both geographically and by end use of our products. We target our products primarily for use in the automotive, computer, consumer electronics, telecommunications and lighting industries.

         AUTOMOTIVE. Our discrete components are found in critical and "creature comfort" systems throughout automotive design. Automotive customers seek highly reliable components. Our components are used in many automotive applications including airbag modules, global positioning satellite navigation systems, catalytic converter heaters, climate control modules, engine cooling systems and ignition modules.

         COMPUTER. All computers and their associated peripherals require sophisticated, controlled electrical energy. We provide the power rectifying element for all computer electronic systems to transform unmanaged, raw electric power into the controlled energy source modern digital systems require. Our products also protect computer systems from transient threats, such as electrostatic discharge and induced lightning. Our products are sold to computer and computer component manufacturers in numerous applications, including switch mode power supplies, computer battery chargers, modem cards, P.C.A. boards, logic boards, laser printers, computer processors and monitors.

         CONSUMER ELECTRONICS. Consumer appliances that plug into a wall outlet or transmit a signal generally require discrete semiconductors. Our products are placed in a broad range of consumer products, including refrigerators, garage door openers, home satellite systems, washers, dryers and microwaves.

         TELECOMMUNICATIONS. Our products perform various functions for the telecommunications market. Because of the often critical nature of telecommunications applications and the increasing demand for portability, these applications require a very high degree of reliability and small size. Also, device efficiencies are very important in battery operated products to minimize power drain on batteries and maximize run time. For this reason, customers pay a premium for components that operate with the least amount of energy loss. Applications using our products include cordless phones, pagers, cellular base stations, Integrated Services Digital Network (ISDN) boards and satellite dishes.

         LIGHTING. New electronic ballast systems, which have been replacing older magnetic ballast systems and incandescent bulbs, provide greater efficiency and significantly reduce operating costs. Most light fixtures require alternating current (AC) to be converted into direct current (DC) in order to function. Historically, this has been achieved through an array of twisted copper wires known as magnetic ballast. Recently, as a result of the demand for more efficient light fixtures, magnetic ballasts have been replaced in many applications by electronic ballasts which use discrete semiconductors. Because the new electronic ballast systems typically are priced at a relative premium, these systems must be extremely reliable in order to justify the higher initial cost. In addition to a high degree of reliability, electronic ballast manufacturers require their components to be priced affordably and be compact. We sell to all major applications within this end use market.

         DISTRIBUTORS. Distributors meet the needs of customers with lower volume requirements. Distributors serve all of our markets in all of our regions, but our primary distributor sales are in North America and Europe.

         SALES CHANNELS. Our products are sold through a direct sales force, distributors and sales representatives. In each of the years ended December 31, 1996, 1997 and 1998, sales to customers in North America, Europe and Southeast Asia each represented approximately 30% of our net sales. Sales to customers in Japan represented the majority of the balance. Our customer base incorporates a wide array of the world's largest manufacturers. No single customer accounted for 6% or more of our sales during the years ended December 31, 1996, 1997 or 1998.

         We have a sales force of more than 1,000 worldwide, comprised of sales representatives, distributors and approximately 200 direct sales and technical personnel to support our worldwide sales and distribution efforts. We maintain 13 sales offices located in Melville, New York; Carlsbad, California; Arlington Heights, Illinois; Duluth, Georgia; Paris, France; Munich, Germany; Tokyo and Osaka, Japan; Seoul, Korea; Taipei, Taiwan; Singapore; and Shanghai and Hong Kong, China.

         Additionally, we use information technology to develop and maintain strong customer relationships. For example, electronic data interchange is used by many of our major customers to facilitate the order through delivery process. In addition to electronic data interchange, we intend to expand upon the scope of services provided through the Internet, extranets and other electronic means to provide broader services to the marketplace. We expect that these services will provide improved technical support, on-line order access and e-commerce capability. The use of improved information technology, combined with strong technical marketing and broad sales channels has helped us obtain new product approvals and increase our market share with many of our major customers.

         MANUFACTURING

         Semiconductor manufacturing involves two phases of production: wafer fabrication and assembly (or packaging). Wafer fabrication subjects silicon wafers to various thermal, metallurgical and chemical process steps that change their electrical and physical properties. These process steps define cells or circuits within numerous individual devices (termed "dies" or "chips") on each wafer. Assembly is the sequence of production steps that divide the wafer into individual chips and enclose the chips in structures (termed "packages") that make them usable in a circuit. Both wafer fabrication and assembly phases incorporate wafer level and device level electrical testing to ensure that device design integrity has been achieved.

         Discrete semiconductors generally use process technology and equipment already proven in the manufacturing of integrated circuits. The cost of discrete semiconductor wafer fabrication facilities varies greatly, depending upon the number and sophistication of the process steps required to produce the desired electrical performance and functions. For example, while Schottky and transistor products require complex and technically sophisticated process flows, the capital requirements of these products are significantly less than for integrated circuits. This is due, in part, to the fewer number of process steps required to manufacture discrete semiconductor wafers and, therefore, the requirement of less process equipment. Additionally, because the discrete semiconductor manufacturing process is based on well established technology, less expensive process equipment is required.

         The entire manufacturing process has evolved over time, and labor intensive processes have given way to more reliable automated processes. The change to automated procedures has, in part, allowed us to reduce our manufacturing costs, significantly improve product quality and reduce the impact of declining prices.

         We own or lease six production facilities in China, Taiwan, Ireland, Germany, France and New York. In addition, we have manufacturing supply agreements with various companies located in Asia. Our facilities are as follows:

         LOCATION                                PRODUCTS

WAFER FABRICATION ONLY:

   Freiburg, Germany                         Small signal products
   Westbury, New York                        Epitaxial wafers

WAFER FABRICATION AND ASSEMBLY:

   Taipei, Taiwan                            Standard rectifiers
                                             Schottky rectifiers
                                             Fast efficient rectifiers
                                             Transient voltage suppressors

   Macroom, Ireland                          Transient voltage suppressors
                                             Bridges
                                             Standard rectifiers
                                             Fast efficient rectifiers

ASSEMBLY ONLY:

   Tianjin, China                            Rectifiers
                                             Bridges

   Colmar, France                            Small signal products

         All factories have received the quality certification designations ISO9001 or ISO9002 and all factories except the factory located in Westbury, New York, which does not manufacture end products for the automotive industry, have received the quality certification designation QS9000. Our Macroom, Ireland facility has received ISO 14001 certification. ISO 14001 is an international certification awarded after extensive site audits demonstrate compliance to the Environmental Management System Standards.

         RESEARCH AND DEVELOPMENT

         We plan to use the technology found in our long-lived, well-established products to introduce new products that meet our customers' needs. We employ approximately 60 full-time personnel in our research and development laboratories in Ireland, Taiwan, Fremont, California and Westbury, New York. The research and development laboratories in Ireland and Taiwan focus primarily on the development of new packaging technology, and the development laboratory in Westbury, New York focuses on applied material sciences.

         Research and development expenditures totaled $5.8 million in 1996, $6.0 million in 1997, $6.1 million in 1998 and $4.9 million for the nine months ended September 30, 1999. Research and development expenditures reflect continued development and the advancement of new product and packaging technologies targeted for the automotive, telecommunications and computer end use market applications.

         We recently opened a design center in Fremont, California for power MOSFET products with experienced senior MOSFET engineers, and have entered into related manufacturing agreements with two established foundries in China and Taiwan. MOSFETs are semiconductor devices that switch and/or amplify current through changes in voltage.

         In 1998 we introduced the surface mount high energy automotive transient voltage suppressor device, the fast recovery mini-bridge and the high voltage transient voltage suppressor products. The new surface mount high energy automotive transient voltage suppressor device is designed to protect automotive electronic systems from high energy surges. These products use our patented PAR-TM- construction that ensures superior high temperature operation, which is critical for automotive applications. The fast recovery mini-bridge is a low current surface mount bridge rectifier with fast switching characteristics. This device saves space on printed circuit boards when compared to standard bridges. The fast recovery time of this device reduces energy losses for fast switching power supply applications. We have extended the voltage range of our TRANSZORB-TM- transient voltage suppressor devices up to 550 volts, which is the highest avalanche voltage currently offered in the industry. This new product was specially designed to work in conjunction with newly developed integrated circuits that provide much greater efficiencies to computer products.

         PATENTS

         We actively seek patents for new products and designs. At September 30, 1999, we held 59 U.S. patents. Although we believe our patents provide a competitive advantage, no single patent is material to our business. We also rely on our proprietary knowledge and continuing technological innovation to develop and maintain our competitive position.

         BACKLOG

         At September 30, 1999, we had an order backlog of approximately $143.3 million compared with $121.8 million at December 31, 1998 and $130.7 million at September 30, 1998. Order backlog includes only orders for products scheduled to be shipped within six months. Orders may be revised or canceled, either pursuant to their terms or as a result of negotiations. Therefore, it is impossible to predict accurately the amount of backlog orders that will result in sales.

         Our backlog at any particular date may not be representative of actual sales for any succeeding period. The lead times for the release of purchase orders depend upon the scheduling practices of individual customers. The delivery times of new or non-standard products can be affected by scheduling factors and other manufacturing considerations. The rate of booking new orders can also vary significantly from month to month, and there is the possibility of customer changes in delivery schedules or order cancellations.

         COMPETITION

         The discrete semiconductor industry is highly competitive. We compete with companies worldwide, some of which have greater financial, marketing and management resources than we do. We believe that our principal competitors include ON Semiconductor, Philips Electronics N.V., ST Microelectronics N.V., Fairchild Semiconductor Corporation, Shindengen Electric Manufacturing Co., Ltd., Sanken Electric Co., Ltd. and a number of Taiwanese and Japanese manufacturers.

         EMPLOYEES

         At September 30, 1999, we employed approximately 5,100 people worldwide. We believe that our relations with both our union and non-union employees are satisfactory.

         RAW MATERIALS

         Silicon ingots, molding compound and lead frames typically account for approximately two-thirds of our raw material expense. We believe that our relations with our suppliers are good, and we do not anticipate any supply shortages in the foreseeable future.

         We believe that the loss of any supplier would not have a long-term material negative effect on our business because components and supplies are generally available from a variety of sources. However, we could have set-up costs and delays if we change suppliers. In the past, delays in delivery of components have not had a material negative effect on shipments of our products.

         PROPERTIES

         Our principal administrative, production and research and development facilities are located in the following locations:


LOCATION                                             LEASED OR OWNED                       SQUARE FEET

Melville, New York...............................    Leased, Expires 2004                    52,000
Westbury, New York...............................    Leased, Expires 2005 (1)                18,000
Taipei, Taiwan...................................    Owned                                   350,000
Macroom, Ireland.................................    Owned                                   120,000
Tianjin, China...................................    Ground Lease, Expires 2045 (2)          120,000
Freiburg, Germany................................    Leased, Expires 2007 (3)                55,000
Colmar, France...................................    Owned                                   63,000



----------
(1)  We have an option to extend this lease until 2010.
(2) We own the facilities; however, the land upon which it is constructed is leased.
(3)  We have the right to terminate this lease beginning in 2000.

         We believe that our facilities around the world, whether owned or leased, are well-maintained. Our manufacturing facilities contain sufficient production capacity to meet our needs for the foreseeable future.

         ENVIRONMENT

         We are committed to operate worldwide in a manner which respects and protects the environment. We use hazardous substances and generate solid and hazardous waste in the ordinary course of our business. As a result, we are subject to various federal, state, local and foreign laws and regulations governing environmental matters, including the use, discharge and disposal of hazardous materials. Because of the nature of our business, we incur costs to comply with environmental laws. Although we believe we are in substantial compliance with environmental requirements, we cannot assure you that our costs to comply with environmental requirements will not increase in the future. We cannot predict the kind of legislation or regulations that may be adopted in the future with respect to environmental protection and waste disposal. To date, our compliance with existing legislation and regulations has not had a material negative effect on us and we do not expect future compliance to have a material negative effect on our financial position, results of operations or cash flows.

         In connection with the spin-off in 1997, we retained the obligations with respect to environmental matters relating to our discontinued operations and their status as a "potentially responsible party" with respect to the offsite disposal of wastes. We are engaged in the remediation of eight discontinued operations in six states, and are a "potentially responsible party" at five hazardous waste sites in four states. Based on several factors, including capital expenditures and expenses for our remediation programs, and the proportionate share of the cost of the necessary investigation and eventual remedial work that may be needed to be performed at the sites for which we have been named as a "potentially responsible party," these matters are not expected to have a material adverse effect on our financial position, results of operations or cash flows.

         Our present and past facilities have been in operation for many years, and over that time in the course of those operations, these facilities have used substances which are or might be considered hazardous. Additionally, we have generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future which we cannot predict.

         INTERNATIONAL OPERATIONS

         We manufacture or assemble most of our products in Taiwan (Republic of China), the People's Republic of China, Ireland, Germany and France. These foreign operations are subject to the usual risks inherent in operating overseas, including risks with respect to fluctuations in currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, the laws and policies of the United States affecting trade, foreign investment and loans and foreign tax laws. Our cost-competitive status could be negatively affected if, relative to our competitors, we experience unfavorable movements in foreign currency exchange rates such as the appreciation of the New Taiwan dollar in relation to the U.S. dollar.

         International sales represent approximately 70% of our sales. Sales to the Asia/Pacific region accounted for approximately 35% of our worldwide sales in 1998. During 1998, order trends and average selling prices weakened significantly reflecting the economic difficulties in Southeast Asia, the economic slowdown in Japan and the difficulties in the computer and computer peripherals industries. However, approximately 50% of our production is located in Taiwan, the cost of which benefited from the weakening of the New Taiwan Dollar in relation to the U.S. dollar in 1998. We cannot assure you as to the extent or duration of the impact of these events on our financial position, results of operations or cash flows. In the first nine months of 1999, we benefited from improving economic conditions in Southeast Asia, but conditions in Europe softened in the first half of 1999.

         LEGAL PROCEEDINGS

         In connection with the spin-off in 1997, General Instrument Corporation (formerly NextLevel Systems, Inc.) agreed to indemnify us with respect to certain legal proceedings relating to the business transferred to General Instrument Corporation, including the obligations, if any, arising out of or relating to the two securities litigations described below. Therefore, we are of the opinion that the resolution of these matters will not have an effect on our consolidated financial position, results of operations or cash flows.

         The action captioned IN RE GENERAL INSTRUMENT CORPORATION SECURITIES LITIGATION pending in the U.S. District Court for the Northern District of Illinois, Eastern Division, consolidates numerous class action complaints (including the derivative action) filed in various courts between October 10 and October 27, 1995, and is brought by plaintiffs, on their own behalf and as representatives of a class of purchasers of General Instrument Corporation common stock during the period March 21 through October 18, 1995. The complaint alleges that prior to the spin-off, General Instrument Corporation and certain of its officers and directors, as well as Forstmann Little & Co. and certain related entities, violated the federal securities laws, namely Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, by allegedly making false and misleading statements and failing to disclose material facts about General Instrument Corporation's planned shipments in 1995 of its CFT-2200 and DigiCipher II products. Also pending in the same court, under the same name, is a derivative action brought on behalf of General Instrument Corporation. The derivative action alleges that the members of General Instrument Corporation's Board of Directors, several of its officers and Forstmann Little & Co. and related entities have breached their fiduciary duties by reason of the matter complained of in the class action and the defendants' alleged use of material non-public information to sell shares of General Instrument Corporation common stock for personal gain.

         The action captioned BKP PARTNERS, L.P. V. GENERAL INSTRUMENT CORP. was brought in February 1996 by certain holders of preferred stock of NextLevel Communications, which was merged into a subsidiary of General Instrument Corporation in September 1995. The action was originally filed in the Northern District of California and was later transferred to the Northern District of Illinois. The plaintiffs allege that the defendants violated federal securities laws by making misrepresentations and omissions and breached fiduciary duties to NextLevel in connection with the acquisition of NextLevel by General Instrument Corporation. Plaintiffs seek, among other things, unspecified compensatory and punitive damages and attorneys' fees and costs.

         We are not a party to any pending legal proceedings other than various claims and lawsuits arising in the normal course of business and those for which we are indemnified. We are of the opinion that these litigations or claims will not have a material negative effect on our consolidated financial position, results of operations or cash flows.

                              DESCRIPTION OF NOTES

         Set forth below is a summary of certain provisions of the notes. The notes were issued pursuant to an indenture (the "Indenture") dated as of December 14, 1999 by and between us and The Bank of New York, as trustee (the "Trustee"). The following summary of the notes, the Indenture and the Registration Rights Agreement (as defined below) does not purport to be complete and is qualified by reference to all of the provisions of the Indenture and the Registration Rights Agreement, including the definitions of certain terms which agreements are filed as exhibits to the Registration Statement of which this prospectus is a part. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture or the Registration Rights Agreement, as appropriate. As used in this section, the "Company" refers to General Semiconductor, Inc., exclusive of its subsidiaries. Wherever particular provisions or defined terms of the Indenture (or the form of note which is a part thereof) or the Registration Rights Agreement are referred to in this summary, such provisions or defined terms are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference. Certain definitions of terms used in the following summary are set forth under "Certain Definitions."

         GENERAL

         The notes are general, unsecured obligations of the Company, limited in aggregate principal amount to $172.5 million. The notes and related obligations are subordinated in right of payment to all existing and future Senior Indebtedness and effectively junior to all existing and future trade payables and other liabilities of the Company's Subsidiaries, as described under "Subordination" below. The notes were issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples of such amount.

         The notes mature on December 15, 2006. The notes bear interest at the rate per annum of 5 3/4% from their date of issuance, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in cash in arrears on June 15 and December 15 of each year, commencing June 15, 2000, to the Persons in whose names such notes are registered at the close of business on June 1 and December 1 immediately preceding such interest payment dates. Principal of, premium, if any, on, interest on, and Liquidated Damages (as defined in "Registration Rights; Liquidated Damages"), if any, with respect to, the notes is payable, the notes are convertible and the notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in New York, New York. Interest on the notes is calculated on the basis of a 360-day year consisting of twelve 30-day months.

         At the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of the notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at 101 Barclay Street, New York, New York 10286.

         The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the issuance or repurchase of securities of the Company or the incurrence of Indebtedness, including Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change of control of the Company, except to the limited extent described under "Repurchase of Notes at the Option of the Holder Upon a Change of Control."

         CONVERSION RIGHTS

         Each holder of notes has the right at any time prior to the close of business on the Stated Maturity of the notes, unless previously redeemed or repurchased, at the holder's option, to convert any portion of the principal amount thereof that is $1,000 or an integral multiple of such amount into shares of common stock at the conversion price of $15.55 per share of common stock, subject to adjustment as described below (the conversion ratio is 64.3087 shares of our common stock per $1,000 principal amount of notes). The right to convert a note called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on two Business Days immediately prior to the Redemption Date or Repurchase Date, as applicable, for such note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

         If any notes are converted during the period after any record date but before the next interest payment date, interest on such notes will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those notes. Any notes that are, however, delivered to us for conversion after any record date but before the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of notes being converted. We will not require the payment to us described in the preceding sentence if, during that period between a record date and the next interest payment date, a conversion occurs on or after the date that we have issued a redemption notice and prior to the date of redemption. If any notes are converted after an interest payment date but on or before the next record date, no interest will be paid on those notes. No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional share.

         The conversion price will be subject to adjustment in certain events, including:

         - any payment of a dividend or other distribution, payable in common stock on any class of Capital Stock of the Company;

         - any issuance to all or substantially all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price of our common stock, determined in accordance with the Indenture; provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur;

         - certain subdivisions, combinations or reclassifications of our common stock;

         - any distribution to all or substantially all holders of our common stock of evidences of indebtedness, shares of Capital Stock (other than common stock), cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and distributions in connection with the liquidation, dissolution or winding up of the Company and excluding dividends and distributions paid exclusively in cash and in mergers and consolidations to which the penultimate paragraph of this section applies);

         - any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to above, or cash distributed upon a merger or consolidation to which the penultimate paragraph of this section applies) to all or substantially all holders of our common stock in an aggregate amount that, combined together with (A) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustments have been made and (B) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its Subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15.0% of the Company's market capitalization (defined as being the product of the then current market price of our common stock multiplied by the number of shares of our common stock then outstanding) on the record date of such distribution; and

         - the completion of a tender offer made by the Company or any of its Subsidiaries for common stock to the extent that the aggregate consideration, together with (A) any cash and other consideration payable in a tender offer by the Company or any of its Subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all-cash distributions referred to above to all holders of our common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15.0% of the Company's market capitalization on the expiration of such tender offer.

         In the event of a distribution to all or substantially all of the holders of our common stock of rights, warrants or options to subscribe for or purchase any securities (other than those referred to above), the Company may, instead of making an adjustment in the conversion price, provide that each holder of a note, who converts the note after the record date for such distribution and prior to the expiration of such rights, shall be entitled to receive upon such conversion of the note, in addition to shares of common stock, an appropriate number of such rights, warrants or options. No adjustment of the conversion price will be required to be made until the cumulative adjustments amount to one percent or more of the conversion price as last adjusted; PROVIDED, HOWEVER, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in a subsequent adjustment. No adjustment of the conversion price will result in zero or in a negative number or will reduce the conversion price below the then par value of the common stock (in which case the conversion price would be reduced to such par value), unless the common stock has no par value at such time (in which case the conversion price would be reduced to $.01 per share).

         The Company, from time to time and to the extent permitted by law, may reduce the Conversion Price by any amount for any period of at least 20 Business Days, in which case the Company shall give at least 15 days notice of such reduction to the Trustee and the holders, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States Federal income tax purposes. See "Certain United States Federal Tax Consequences."

         In case of any reclassification or change of outstanding shares of common stock issuable upon conversion of the notes (other than certain changes in par value) or consolidation or merger of the Company with or into another Person or any consolidation or merger of another Person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company, each note then outstanding will, without the consent of any holder of notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of common stock into which such note was convertible immediately prior thereto after giving effect to any adjustment required to be made as set forth above; PROVIDED that if the kind or amount of securities, cash and other property is not the same for each share of our common stock held immediately prior to such reclassification, change, consolidation, merger, sale, transfer or conveyance, any holder who fails to exercise any right of election shall receive per share the kind and amount of securities, cash or other property received per share by a plurality of such shares.

         The Company will use all reasonable efforts to cause all registrations to be made with, and to obtain any approvals by, any governmental authority under any Federal or state law of the United States that may be required on the part of the Company in connection with the conversion of the notes into common stock. If at any time during the two-year period following the date of the original issuance of the notes a registration statement under the Securities Act covering the shares of common stock issuable upon conversion of the notes is not effective or is otherwise unavailable for effecting resales of such shares, shares of common stock issued upon conversion of the notes may not be sold or otherwise transferred except in accordance with or pursuant to an exemption from, or otherwise in a transaction not subject to, the registration requirements of the Securities Act.

         SUBORDINATION

         The notes are subordinated to the Company's existing and future Senior Indebtedness and will be structurally subordinated to all liabilities, including trade payables, of the Company's Subsidiaries. As of December 31, 1999, the notes were junior to $104.0 million of outstanding Senior Indebtedness and effectively junior to $[ ] million of trade payables and other liabilities of our Subsidiaries. If we become bankrupt, liquidate or dissolve, our assets would be available to pay obligations on the notes only after our Senior Indebtedness has been paid. The Indenture does not restrict the incurrence of Senior Indebtedness or other Indebtedness by the Company or its Subsidiaries or the ability of the Company to transfer assets or business operations to its Subsidiaries, subject to the provisions described under "Repurchase of Notes at the Option of the holder Upon a Change of Control" and "Limitation on Merger, Sale or Consolidation."

         The Indenture provides that no payment or distribution, by setoff or otherwise, may be made by or on behalf of the Company, directly or through any Subsidiary, on account of the principal of, premium, if any, or interest on and Liquidated Damages or any other obligations under or with respect to, the notes, or to acquire, redeem or defease any of the notes, including repurchases of notes at the option of the holder, for cash, securities or property, other than Junior Securities, or on account of the redemption provisions of the notes, collectively, the "Subordinated Obligations:"

         - upon the maturity of any Senior Indebtedness, by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on, and fees, charges, expenses, indemnifications and all other amounts payable in respect of Senior Indebtedness are first paid in full in cash, or

         - in the event of default in the payment of any principal of, premium, if any, or interest on, any Designated Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (including the events described in the preceding paragraph, collectively, a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist. The payment of cash, property or securities, other than Junior Securities, upon conversion of a note will constitute payment on a note and therefore will be subject to the subordination provisions in the Indenture.

         Upon

         - the happening of an event of default, other than a Payment Default, that permits, or would permit with the passage of time or the giving of notice, the holders of any Designated Senior Indebtedness or their representative immediately to accelerate the maturity of such Designated Senior Indebtedness (collectively, a "Non-Payment Default") and

         - written notice of such Non-Payment Default being given to the Company and the Trustee by the holders of such Designated Senior Indebtedness or their representative (a "Blockage Notice"), then, unless and until such Non-Payment Default has been cured or waived or otherwise has ceased to exist, no payment or distribution, by setoff or otherwise, redemption, defeasance or acquisition may be made by or on behalf of the Company, directly or through any Subsidiary, on account of the Subordinated Obligations.

         Notwithstanding the foregoing and if no Payment Default then exists, at the end of the Payment Blockage Period, the Company shall be required to pay to the holders of the notes all regularly scheduled payments on the notes that were not paid during the Payment Blockage Period due to the foregoing prohibitions (and upon the making of such payments any acceleration of the notes made or other remedies commenced during the Payment Blockage Period shall be of no further force or effect) and to resume all other payments as and when due on the notes. Not more than one Blockage Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Indebtedness during that period. In no event, however, may the total number of days during which any Payment Blockage Period is or Payment Blockage Periods are in effect exceed 179 days in the aggregate during any consecutive 365-day period.

         Upon any distribution of assets or securities of the Company upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of the creditors or any marshaling of assets or liabilities:

         - the holders of all Senior Indebtedness will first be entitled to receive payment in full in cash (including cash collateralization of outstanding letters of credit) before the holders of the notes are entitled to receive any payment or distribution, other than Junior Securities, on account of the Subordinated Obligations and

         - any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, other than Junior Securities, to which the holders of the notes or the Trustee on behalf of the holders would be entitled, by setoff or otherwise, except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness or their representative to the extent necessary to make payment in full in cash of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

         In the event that any payment or distribution of assets or securities of the Company or any Subsidiary, other than Junior Securities, is received by the holders of the notes or the Trustee on behalf of the holders or any Paying Agent at a time when the payment or distribution is prohibited, the payment or distribution will be held in trust for the benefit of the holders of Senior Indebtedness. The payment or distribution will be paid or delivered by the holders or the Trustee or the Paying Agent, as the case may be, to the holders of the Senior Indebtedness remaining unpaid or their representatives, or to the trustees under any indenture pursuant to which any instruments evidencing any of the Senior Indebtedness may have been issued. The amount of such payment or distribution will be made ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, for application to the payment of all Senior Indebtedness remaining unpaid (including cash collateralization of outstanding letters of credit), to the extent necessary to pay all Senior Indebtedness in full in cash after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of Senior Indebtedness.

         No provision contained in the Indenture or the notes affects the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the notes. The subordination provisions of the Indenture and the notes does not prevent the occurrence of any Event of Default under the Indenture or limit the rights of the Trustee or any holder of any notes, subject to the preceding paragraphs, to pursue any other rights or remedies with respect to the notes.

         The Company conducts a substantial portion of its operations through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations in the future in part will be dependent upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national and state governments and may be restricted by contractual provisions. The Indenture does not limit the ability of the Company's Subsidiaries to incur such contractual restrictions in the future. The right of the Company to receive distributions in respect of the assets of any Subsidiary, and thus the ability of holders of the notes to benefit indirectly from such assets, is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary except to the extent that the Company itself is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other non-subordinated or PARI PASSU creditors of such Subsidiary. The notes, therefore, are effectively subordinated to obligations to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a more direct claim. An acceleration of Subsidiary debt or a failure to pay the same at the maturity thereof will not constitute an Event of Default under the Indenture.

         As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshaling of assets or liabilities of the Company and its Subsidiaries, holders of notes may receive ratably less than other creditors.

         REDEMPTION AT THE COMPANY'S OPTION

         The notes are not be subject to redemption prior to December 15, 2002 and are redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 30 days' nor more than 60 days' notice to each holder, at the following Redemption Prices, expressed as percentages of the principal amount, if redeemed during the 12-month period commencing December 15 of the years indicated below, in each case, subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such Redemption Date, together with accrued and unpaid interest and Liquidated Damages, if any, to, but excluding, the Redemption Date:


         YEAR                                                 PERCENTAGE
         2002.........................................         103.286%
         2003.........................................         102.464%
         2004.........................................         101.643%
         2005 and thereafter..........................         100.821%



         In the case of a partial redemption, the Trustee will select the notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The notes may be redeemed in part in integral multiples of $1,000 only.

         Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption (the "Redemption Date"), to the holder of each note to be redeemed to such holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest and Liquidated Damages, if any, to be paid. Any notice that relates to a note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such note, a new note or notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto. The notes do not have the benefit of any sinking fund.

         REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF
CONTROL

         The Indenture provides that in the event that a Change of Control has occurred, each holder of notes will have the right, at such holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer") to purchase all notes on the date (the "Repurchase Date") that is no later than 45 Business Days, except as described below, after the occurrence of such Change of Control, or, at the Company's option, prior to such Change of Control but after the public announcement thereof, at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages, if any, to, but excluding, the Repurchase Date. A holder of notes may accept the Repurchase Offer with respect to all or a portion of its notes, PROVIDED that the principal amount of such notes must be in integral multiples of $1,000. The Repurchase Offer shall be made within 25 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement except to the extent that a longer period is required by applicable law, the "Repurchase Offer Period." Upon expiration of the Repurchase Offer Period, the Company will purchase all notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required.

         On or before the Repurchase Date, the Company will:

         - accept for payment notes or portions of notes properly tendered pursuant to the Repurchase Offer,

         - deposit with the Paying Agent cash sufficient to pay the Repurchase Price, together with accrued and unpaid interest and Liquidated Damages, if any, of all notes so tendered and

         - deliver to the Trustee the notes so accepted, together with an officers' certificate listing the notes or portions of notes being purchased by the Company.

         The Paying Agent will promptly mail to the holders of notes so accepted payment in an amount equal to the Repurchase Price, together with accrued and unpaid interest and Liquidated Damages, if any, and the Trustee will promptly authenticate and mail or deliver to such holders a new note or notes equal in principal amount to any unpurchased portion of the notes surrendered. Any notes not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will announce publicly the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

         The phrase "all or substantially all" of the assets of the Company, as included in the definition of Change of Control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

         The Change of Control purchase feature of the notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Initial Purchasers.

         The provisions of the Indenture relating to a Change of Control may not afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders, if such transaction does not constitute a Change of Control. Moreover, certain events with respect to the Company which may involve an actual change of control of the Company may not constitute a Change of Control for purposes of the Indenture.

         The right to require the Company to repurchase notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness as a result of which any repurchase could be blocked by the subordination provisions of the notes. Failure of the Company to repurchase the notes when required would result in an Event of Default with respect to the notes whether or not such repurchase is permitted by the subordination provisions. See "Subordination."

         Except as described herein, no modification of the Indenture regarding the provisions on repurchase at the option of any holder of a note upon a Change of Control that adversely affects a holder is permissible without the consent of the holder of the note so affected. In the event of a Change of Control, if holders of in excess of two-thirds of the outstanding aggregate principal amount of the notes so determine at any time following the occurrence of such Change of Control and before the close of business on the Business Day immediately preceding the Repurchase Date, such event shall not be treated as a Change of Control for purposes of the Indenture. In such event, (1) the Company will not be required to make the Repurchase Offer, (2) to the extent the Repurchase Offer has already been made, such Repurchase Offer will be deemed revoked and (3) to the extent any notes have been tendered in response to any such revoked Repurchase Offer, such tender will be rescinded and the notes so tendered will be promptly returned to the holders of the notes. For purposes of any such determination by the holders of the outstanding notes, notes held by the Company or an Affiliate of the Company (including any Person that would become an Affiliate of the Company (or its successor) as a consequence of the event or series of events that otherwise would be treated as a Change of Control for purposes of the Indenture) shall be disregarded.

         To the extent applicable, the Company will comply with the provisions of Rules 13e-4 and 14e-1 or any other tender offer rules under the Exchange Act and any other securities laws, and will file a Schedule 13e-4 or any other schedule if required under such rules, in connection with any offer by the Company to repurchase notes at the option of the holders upon a Change of Control.

         The Credit Agreement contains a "change of control" provision that in relevant part is similar to the provision in the Indenture relating to a Change of Control, and the occurrence of such a "change of control" would constitute a default under the Credit Agreement. The Company's obligations under the Credit Agreement are senior in right of payment to the notes and the Credit Agreement will not permit the purchase of the notes absent consent of the lenders under the Credit Agreement in the event of a Change of Control, even though the failure by the Company to comply with its obligations in the event of a Change of Control would constitute an Event of Default under the Indenture. In addition, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under the Credit Agreement, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. If the Company is unable to obtain the requisite consents and/or repay all Indebtedness which prohibits the repurchase of the notes upon the occurrence of a Change of Control, the Company would remain prohibited by such Indebtedness from purchasing any notes and, as a result, the Company could not commence a Change of Control Offer to purchase the notes, which would constitute an Event of Default under the Indenture. Such an Event of Default under the Indenture would also constitute an Event of Default under the Credit Agreement which would permit the lenders thereunder to accelerate all of the Company's Indebtedness under the Credit Agreement. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient assets to first satisfy its obligations under the Credit Agreement or other agreements relating to any Indebtedness, if accelerated, and then to purchase all of the notes that might be delivered by holders seeking to accept a Change of Control Offer.

         LIMITATION ON MERGER, SALE OR CONSOLIDATION

         The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into, or sell, lease or otherwise dispose of all or substantially all of its assets, on a consolidated basis, whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, other than to its Wholly Owned Subsidiaries, unless:

         (1)  either

              (a) in the case of a merger or consolidation, the Company is the surviving entity or

              (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the notes and the Indenture; and

         (2) no Default or Event of Default shall exist immediately before or after giving effect on a pro forma basis to such transaction.

         Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the notes, except as to any obligations that arise from or as a result of such transaction.

         For purposes of the foregoing, the transfer, by lease, assignment, sale or otherwise, of all or substantially all of the properties and assets of one or more Subsidiaries, which properties and assets, if held by the Company instead of such Subsidiary, would constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. This "Limitation on Merger, Sale or Consolidation" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Subsidiaries.

         REPORTS

         Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee, within 15 days after it is or would have been required to file such with the SEC annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC if the Company were subject to the requirements of
Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the SEC and, in each case, together with a management's discussion and analysis of financial condition and results of operations as such would be so required. In addition, for so long as the notes or the common stock into which they are convertible are Transfer Restricted Securities (as defined), and if the Company ceases to have a class of equity securities registered under Section 12(b) or 12(g) of the Exchange Act, or ceases to be subject to Section 15(d) of the Exchange Act, the Company will continue to provide to the holders the information specified by Rule 144A(d)(4).

         EVENTS OF DEFAULT AND REMEDIES

         The Indenture defines an Event of Default as:

         - the failure by the Company to pay any installment of interest on, or Liquidated Damages with respect to, the notes as and when due and payable, whether or not prohibited by the subordination provisions of the Indenture, and the continuance of any such failure for 30 days,

         - the failure by the Company to pay all or any part of the principal of, or premium, if any, on the notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any Repurchase Offer, whether or not prohibited by the subordination provisions of the Indenture,

         - the failure of the Company to perform its covenants and agreements regarding any conversion of notes required under the Indenture and the continuance of any such failure for 30 days,

         - the failure by the Company to observe or perform any other covenant or agreement contained in the notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes outstanding,

         - certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries,

         - failure to make any payment at final stated maturity, including any applicable grace period, in respect of Indebtedness of the Company (other than non-recourse obligations) in an amount in excess of $10 million, and continuance of such failure for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of notes outstanding,

         - default with respect to any Indebtedness of the Company (other than non-recourse obligations), which default results in the acceleration of Indebtedness in an amount in excess of $10 million without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of notes outstanding and

         - final unsatisfied judgments not covered by insurance aggregating in excess of $5 million (net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the date of such final judgment), at any one time rendered against the Company or any of its Significant Subsidiaries and not stayed, bonded or discharged within 60 days.

         The Indenture provides that if a Default occurs and is continuing, the Trustee must, within 90 days after the Trustee's receiving actual notice of occurrence of such Default, give to the holders notice of such Default, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders, except in the case of a Default in the payment of the principal of, premium, if any, or interest on any of the notes when due or in the payment of any redemption or repurchase obligation.

         The Indenture provides that if an Event of Default occurs and is continuing (other than an Event of Default caused by certain events of bankruptcy, insolvency, or reorganization with respect to the Company), then in every such case, unless the principal of all of the notes shall have already become due and payable, either the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice in writing to the Company (and to the Trustee if given by holders), may declare all principal, premium, if any, accrued interest and Liquidated Damages, if any, on or with respect to the notes to be due and payable immediately. If an Event of Default caused by certain events of bankruptcy, insolvency, or reorganization with respect to the Company occurs, all principal, premium, if any, accrued interest and Liquidated Damages, if any, will be immediately due and payable on all outstanding notes without any declaration or other act on the part of the Trustee or the holders. The holders of no less than a majority in aggregate principal amount of notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on, and Liquidated Damages, if any, with respect to, the notes that have become due solely by such acceleration, have been cured or waived. If any Designated Senior Indebtedness is outstanding at the time of any acceleration of the notes, the Company shall not make any payment with respect to the notes until five Business Days after the holders of such Designated Senior Debt receive notice of such acceleration.

         Prior to the declaration of acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes at the time outstanding may waive on behalf of all the holders any default, except a default in the payment of principal of, interest on, or Liquidated Damages with respect to, any note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee security or indemnity satisfactory to the Trustee. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

         The Indenture provides that no holder may pursue any remedy under the Indenture, except for a default in the payment of principal of, premium, if any, or interest on, or Liquidated Damages, if any, with respect to, the notes unless the holders of at least 25% in principal amount of the outstanding notes make a written request to the Trustee to pursue the remedy, such holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense, the Trustee does not comply with the request within 60 days after the receipt of the request and the offer of indemnity, and the Trustee shall not have received a contrary direction from the holders of a majority in principal amount of the outstanding notes.

         AMENDMENTS AND SUPPLEMENTS

         The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain purposes without the consent of the holders. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify or waive the rights of the holders; PROVIDED that no such modification may, without the consent of each holder affected thereby:

         - change the Stated Maturity of any note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any note or any premium or the interest thereon is payable, or impair the right to institute suit for the conversion of any note or the enforcement of any such payment on or after the due date thereof (including, in the case of redemption, on or after the Redemption Date), or reduce the Repurchase Price, or alter the Repurchase Offer (other than as set forth herein) or redemption provisions in a manner adverse to the holders, or

         - reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture or

         - adversely affect the right of such holder to convert notes or alter, in a manner that adversely affects the right of such holder, the provisions relating to anti-dilution protection in respect thereof.

         A supplemental indenture entered into in compliance with the "Limitation on Merger, Sale or Consolidation" covenant would not require the consent of the holders of the notes.

         NO PERSONAL LIABILITY OF SHAREHOLDERS, OFFICERS, DIRECTORS AND
EMPLOYEES

         The Indenture provides that no shareholder, employee, officer, director or partner, as such, past, present or future, of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the notes by reason of his, her or its status as such shareholder, employee, officer, director or partner.

         TRANSFER AND EXCHANGE

         A holder may transfer or exchange the notes in accordance with the Indenture. The Company or the Trustee may require a holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any notes selected for redemption. Also, the Company is not required to transfer or exchange any notes for a period of 15 days before the mailing of a Repurchase Offer or notice of redemption.

         The registered holder of a note may be treated as the owner of it for all purposes.

         BOOK ENTRY, DELIVERY AND FORM

         The notes are evidenced by one or more global notes (the "Global Note"), which have been deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co. ("Cede") as the Depositary's nominee. Except as set forth below, the Global Note may be transferred, in whole or in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

         Purchaser's of notes under this prospectus may hold their interests in the Global Note directly through the Depositary if such holders are participants in the Depositary, or indirectly through organizations which are participants in the Depositary (the "Participants"). Transfers between Participants will be effected in accordance with the Depositary's rules and will be settled in same-day funds.

         The Depositary has advised the Company that it is a limited-purpose trust company that was created to hold securities for its Participants and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

         Ownership of the notes evidenced by the Global Notes will be shown on, and the transfer of ownership the notes will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer notes evidenced by the Global Notes will be limited to such extent.

         So long as the Depositary or its nominee is the registered owner of a note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in notes represented by a Global Note to pledge such interest to Persons that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

         Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such notes.

         Payments with respect to the principal of, premium, if any, interest on, and Liquidated Damages with respect to, any note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered holder of the Global Notes representing such notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including, principal, premium, if any, interest, or Liquidated Damages with respect thereto), or immediately to credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

         Holders who desire to convert their notes into our common stock pursuant to the terms of the notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

         If (1) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of notes in definitive form under the Indenture, then, upon surrender by the Depositary of the Global Notes, certificated notes will be issued to each Person that the Depositary identifies as the beneficial owner of the notes represented by the Global Notes. In addition, subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the Trustee is required to register such certificated notes in the name of such Person or Persons (or the nominee of any thereof), and cause the same to be delivered to such Person.

         Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

         REGISTRATION RIGHTS; LIQUIDATED DAMAGES

         We entered into the Registration Rights Agreement with Donaldson, Lufkin & Jenrette, Chase Securities, Inc. and Morgan Stanley Dean Witter (the "Initial Purchasers") (the "Registration Rights Agreement"). According to the Registration Rights Agreement, we agreed to file with the Securities and Exchange Commission (the "Commission") on or prior to 90 days after December 14, 1999 (the "Closing Date") a shelf registration statement under the Securities Act on Form S-3 or another appropriate form to cover resales of Transfer Restricted Securities (as defined below) by the holders of notes who satisfy certain conditions relating to the provision of information.

         We have agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective by the Commission within 180 days after the Closing Date and to keep the shelf registration statement effective until the earlier of such date that is two years after the Closing Date or the date all Transfer Restricted Securities covered by the shelf registration statement have been sold or there cease to be outstanding any Transfer Restricted Securities.

         For purposes of the foregoing, "Transfer Restricted Securities" means each note and share of common stock issued upon conversion thereof until the earlier of the date on which such note or share of our common stock has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or the date on which such note or share of our common stock is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act or any similar provisions then in force.

         The Registration Rights Agreement provides that:

         (1) we file the shelf registration statement with the Commission on or prior to 90 days after the Closing Date; and

         (2) we use our reasonable best efforts to cause the shelf registration statement to be declared effective by the Commission on or prior to 180 days after the Closing Date (the "Effectiveness Target Date").

         If:

         (1) the shelf registration statement is not filed by us with the Commission on or prior to 90 days after the Closing Date,

         (2) the shelf Registration Statement has not been declared effective by the Commission within 180 days after the Closing Date, or

         (3) the shelf registration statement is filed and declared effective but shall thereafter cease to be effective or the prospectus contained therein ceases to be usable for its intended purpose without being succeeded immediately by a post-effective amendment to such shelf registration statement that cures such failure and that is itself declared effective immediately (each such event referred to in clauses (1) through (3), a "Registration Default" and each period during which a Registration Default has occurred and is continuing, a "Registration Default Period"), then we will accrue liquidated damages ("Liquidated Damages") in favor of each holder of Transfer Restricted Securities, in an amount (and if such Transfer Restricted Securities are comprised of common stock, such amount shall be calculated on the basis of the principal amount of notes from which such Transfer Restricted Securities had been converted) which shall accrue at a per annum rate of:

         -    0.25% for the first 90 days of the Registration Default Period,

         -    0.50% for the second 90 days of the Registration Default Period,

         - 0.75% for the third 90 days of the Registration Default Period, and

         - 1.0% thereafter for the remaining portion of the Registration Default Period.

         All accrued Liquidated Damages shall be paid to the holders of notes or shares of our common stock (as applicable) in the same manner as interest payments on the notes on semi-annual payment dates which correspond to interest payment dates for the notes.

         Following the cure of a Registration Default, Liquidated Damages will cease to accrue with respect to such Registration Default.

         We may suspend offerings and sales under the shelf registration statement for up to 60 days in each year during which such shelf registration statement is required to be effective, upon the occurrence of certain material acquisitions or dispositions or other transactions.

         We have agreed to:

         - provide to each holder of Transfer Restricted Securities included in the shelf registration statement copies of the prospectus contained in the shelf registration statement,

         - notify each such holder when the shelf registration statement has become effective and

         - take certain other actions as are required to permit resales of the Transfer Restricted Securities.

         A holder who elects to sell any Transfer Restricted Securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that apply to a holder making such an election, including certain indemnification provisions.

         We have mailed the Notice of Registration Statement and Selling Securityholder Questionnaire to the holders of Transfer Restricted Securities not less than 20 business days prior to the time we intend in good faith to have the shelf registration statement declared effective (the "Effective Time").

         Holders of the Transfer Restricted Securities will be required to make certain representations to us as described in the Registration Rights Agreement and will be required to deliver promptly information to be used in connection with this shelf registration statement in order to have their Transfer Restricted Securities included in this shelf registration statement. If a holder fails to provide such information within the prescribed time periods, the Transfer Restricted Securities of such holder will not be included in this shelf registration statement and the holder will not be entitled to any Liquidated Damages. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in a shelf registration statement under certain circumstances upon receipt of written notice to that effect from us. A holder's ability to sell such Transfer Restricted Securities may be limited or the price at which such Transfer Restricted Securities can be sold may be adversely affected if the Transfer Restricted Securities are not included in the shelf registration statement.

         GOVERNING LAW

         The Indenture and the notes and the Registration Rights Agreement provide that they are to be governed in accordance with the laws of the State of New York, without regard to choice of laws provisions.

         THE TRUSTEE

         The Bank of New York is the Trustee under the Indenture. A successor Trustee may be appointed in accordance with the terms of the Indenture.

         The Indenture contains certain limitations on the rights of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company and its Subsidiaries; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

         In case an Event of Default shall occur and shall not be cured or waived, the Trustee will be required to use the degree of care of a prudent person in the conduct of its own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless they shall have offered to the Trustee reasonable security or indemnity.

         CERTAIN DEFINITIONS

         "BENEFICIAL OWNER" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

         "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

         "CAPITALIZED LEASE OBLIGATION" means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as a capital lease obligation under Generally Accepted Accounting Principles.

         "CAPITAL STOCK" means, with respect to any Person, any and all shares, interests, rights to purchase (other than convertible or exchangeable indebtedness), warrants, options, participation or other equivalents of or interests (however designated) in stock issued by that Person.

         "CHANGE OF CONTROL" means the occurrence of any of the following:

         - the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

         - the adoption of a plan relating to the liquidation or dissolution of the Company;

         - the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by the total voting power of all classes of voting stock rather than number of shares; or

         - the first day on which a majority of the members of the board of directors of the Company are not Continuing Directors.

         "COMMODITY PRICE PROTECTION AGREEMENT" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

         "CONTINUING DIRECTOR" means, at any date of determination, any member of the Board of Directors of the Company

         (1) who was a member of such board on the date of initial issuance of the notes or

         (2) who was nominated for election or elected to such Board of Directors by at least a majority of the directors who were such Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were such Continuing Directors at the time of such nomination or election.

         "CREDIT AGREEMENT" means that certain Credit Agreement dated as of July 23, 1997, as amended as of December 31, 1998 and June 30, 1999, by and among the Company and the lenders party thereto from time to time and The Chase Manhattan Bank, as Administrative Agent, and the other financial institutions named therein as Co-Agents, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, increased, renewed, refunded, replaced or refinanced from time to time, whether or not with the same parties.

         "CURRENCY HEDGING AGREEMENTS" means any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements entered into by any Person or any of its Subsidiaries in the ordinary course of business and designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

         "DESIGNATED SENIOR INDEBTEDNESS" means

         (1)  Senior Indebtedness outstanding under the Credit Agreement and

         (2) any Senior Indebtedness the principal amount of which is $10 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

         "HEDGING OBLIGATIONS" means, with respect to any specified Person, the obligations of such Person under

         (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

         (2) other agreements or arrangements designed solely to protect such Person against fluctuations in interest rates; and

         (3) Commodity Price Protection Agreements and Currency Hedging Agreements.

         "INDEBTEDNESS" of any Person means, without duplication,

         (a) all liabilities and obligations, contingent or otherwise, of any such Person,

              (1) in respect of borrowed money (whether or not the lender has recourse to all or any portion of the assets of such Person),

              (2) evidenced by credit or loan agreements, bonds, notes, debentures or similar instruments (including, without limitation, notes or similar instruments given in connection with the acquisition of any business, properties or assets of any kind),

              (3) evidenced by bankers' acceptances or similar instruments issued or accepted by banks,

              (4) for the payment of money relating to a Capitalized Lease Obligation or

              (5) evidenced by a letter of credit, bank guarantee or a reimbursement obligation of such Person with respect to any letter of credit;

         (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

         (c)  all net obligations of such Person under Hedging Obligations;

         (d) all liabilities of others of the kind described in the preceding clauses (a), (b) or (c) that such Person has guaranteed or that is otherwise its legal liability, or which is secured by a lien on property of such Person; and

         (e) any and all deferrals, renewals, extensions, modifications, replacements, restatements, refinancings and refundings (whether direct or indirect) of, or any indebtedness or obligation issued in exchange for, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties.

         The term "Indebtedness" shall not include the incurrence of any indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any of its Subsidiaries in the ordinary course of business, including guarantees or obligations of the Company or any Subsidiary thereof with respect to letters of credit (other than letters of credit issued under the Credit Agreement) supporting such bid, performance or surety obligations, and guarantees made in the ordinary course of business by the Company or any of its Subsidiaries of performance of any contractual obligation by the Company, a Subsidiary or any other entity in which the Company or a Subsidiary owns an Equity Interest (in each case other than for an obligation for money borrowed).

         "JUNIOR SECURITIES" means non-mandatorily redeemable Capital Stock in the Company and any Indebtedness of the Company, in each case that

         (1) is authorized and issued pursuant to a plan of reorganization of the Company (which authorization states that it gives effect to the subordination of such Junior Securities to all Senior Indebtedness) as long as such plan of reorganization is approved by the holders of Senior Indebtedness under the Credit Agreement,

         (2) is subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Indebtedness pursuant to the Indenture and has a stated maturity at least one year after (and does not provide for principal payments prior to) the stated maturity of any Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness, and

         (3) contains terms, provisions, covenants and default provisions not more beneficial to the holders of the notes as compared to the holders of the Senior Indebtedness on the issue date of the notes.

         "SENIOR INDEBTEDNESS" means all obligations of the Company to pay the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in any such proceeding) and rent payable on or in connection with, and all letters of credit, reimbursement obligations and fees, costs, expenses and other amounts and liabilities accruing or payable on or in connection with, and Hedging Obligations issued by parties to (and their affiliates), the Credit Agreement and any other Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness expressly provides that such Indebtedness is not senior or superior in right of payment to the notes or is PARI PASSU with, or subordinated to, the notes; PROVIDED that in no event shall Senior Indebtedness include

         (1)  Indebtedness of the Company owed to any Subsidiary of the Company,

         (2) Indebtedness of the Company representing any trade account payable incurred in the ordinary course of business,

         (3) any liability for taxes owed or owing by the Company or any Subsidiary of the Company or

         (4)  the notes.

         "SIGNIFICANT SUBSIDIARY" means as of any date of determination,

         (1) any Subsidiary of the Company that has aggregate total assets in an amount in excess of 10% of the consolidated total assets of the Company and its Subsidiaries at such date of determination and

         (2) any Subsidiary of the Company for which the net income of such Subsidiary and its Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, during the four fiscal quarters most recently ended preceding the date of determination, exceeded 10% of the net income of the Company and its Subsidiaries during such period.

         "STATED MATURITY" when used with respect to any note, means December 15, 2006.

         "SUBSIDIARY" with respect to any Person, means

         (1) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person,

         (2) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such Person a majority of the partnership interests, or

         (3) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.

         "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

         "WHOLLY OWNED SUBSIDIARY" of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                         DESCRIPTION OF CREDIT FACILITY

         THE FOLLOWING SUMMARY OF OUR CREDIT FACILITY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CREDIT AGREEMENT DESCRIBED BELOW, INCLUDING THE DEFINITIONS OF CERTAIN CAPITALIZED TERMS USED HEREIN. ANY TERMS NOT DEFINED IN THIS SECTION ARE DEFINED IN THE CREDIT FACILITY. SEE "WHERE YOU CAN FIND MORE INFORMATION."

         In July 1997, we entered into a bank credit agreement, which was amended in December 1998 and in June 1999 (as amended the "credit agreement"), which provides for a $350.0 million secured revolving credit facility that matures on December 31, 2002. As required by the credit facility, we entered into a guarantee and collateral agreement in August 1999 under which we have pledged substantially all of our domestic assets and a portion of the capital stock of our foreign subsidiaries to our lenders. The commitment amount under the credit agreement will be permanently reduced by 50% of the gross proceeds from sale of the notes. The borrowings under the credit facility rank senior to, and will be repaid prior to, any subordinated indebtedness, including the notes.

         INTEREST RATE CALCULATIONS. Interest is payable quarterly, or at the end of the relevant interest period, if earlier, at a per annum rate equal to the Adjusted Base Rate for ABR Loans, or a Eurodollar Rate for Eurodollar (LIBOR) Loans, plus in each case, the relevant applicable margin. We are also able to set interest rates through a competitive bid procedure.

         The Adjusted Base Rate is a fluctuating rate calculated on a daily basis as the highest of:

         - the rate of interest publicly announced by The Chase Manhattan Bank for the date of determination;

         - 1% over the sum of (a) the product of the secondary market rate for three month certificates of deposit and a fraction of the percentage for determining the reserve requirement for a depositary institution, and (b) the net annual assessment rate payable on such day to the FDIC for insuring time deposits; and

         - 0.5% over the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System as arranged by Federal Funds brokers on the date of determination.

         The Eurodollar Base Rate is the per annum rate determined by the administrative agent to be the arithmetic mean of the offered rates for deposits in dollars with a term comparable to the interest period that appears on the Telerate British Bankers Association Interest Settlement Rates Page. The Eurodollar Rate is the Eurodollar Base Rate adjusted for reserve requirements. On December 31, 1999, the borrowings under the credit facility had a weighted average interest rate of [ ]%.

         The credit agreement requires us to pay the following fees:

         -    a quarterly commitment fee based upon our leverage ratio;

         - a fee to each lender based upon our leverage ratio in proportion to the lender's standby letter of credit liability;

         - an issuing fee of 0.125% per annum on the face amount of each letter of credit; and

         - an administrative fee to The Chase Manhattan Bank for its services as administrative agent under the credit agreement.

         COVENANTS AND CONDITIONS. In addition to specific customary covenants, the credit agreement includes covenants that restrict our ability and our subsidiaries' ability to:

         -    dispose of assets;

         -    incur additional indebtedness;

         -    incur liens on property or assets;

         -    repay other indebtedness;

         -    pay dividends;

         -    enter into certain investments or transactions;

         -    repurchase or redeem capital stock;

         -    engage in mergers or consolidations;

         -    make acquisitions; or

         - engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities.

         In addition, we may not prepay, redeem, defease or repurchase any subordinated indebtedness or the notes except for regularly scheduled mandatory payments of interest and certain other exceptions.

         The credit facility contains financial covenants under which we are required to maintain:

         - a Leverage Ratio of (a) Consolidated Total Indebtedness to (b) Consolidated EBITDA equal to or below 5.0 to 1.0 currently, decreasing over time to 4.0 to 1.0;

         - an Interest Coverage Ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense greater than or equal to 2.5 to 1.0;

         - a Senior Debt Leverage Ratio of (a) Consolidated Total Indebtedness less the aggregate principal amount of the notes to
              (b) Consolidated EBITDA equal to or below 2.5 to 1.0 upon the issuance of the notes, decreasing over time to 2.0 to 1.0; and

         - a specified minimum net worth of at least the sum of (a) $65.0 million and (b) 50% of our cumulative Consolidated Net Income from the date of the agreement.

         CERTAIN PREPAYMENTS. The credit agreement requires that the committed amount under the credit facility be permanently reduced upon the completion of the following transactions by an amount equal to:

         - 100% of the proceeds from certain asset dispositions, if we have not reinvested those proceeds within one year of receipt, provided that we may elect not to reduce commitments by up to $50.0 million of such proceeds from such asset sales;

         -    100% of the proceeds of all equity issuances; and

         -    100% of the proceeds from the issuance of other debt issuances.

         The credit agreement, however, provides that in no event shall such a reduction reduce the commitment amount below $200.0 million.

         SECURITY. Our obligations under the credit facility are be secured, jointly and severally, by:

         - a first priority lien on and security interest in all our domestic assets and the assets of our direct and indirect domestic subsidiaries; and

         - a first priority lien on 100% (65% for first tier foreign subsidiaries) of the equity or other ownership interests of our currently owned or hereafter acquired direct and indirect subsidiaries.

         In addition, substantially all of our Domestic Subsidiaries guarantee the obligations under the credit facility.

         EVENTS OF DEFAULT. The credit agreement contains customary events of default, which include a default in the payment of principal or interest on debt aggregating $10.0 million or more. If any event of default occurs, our obligations under the credit agreement could be accelerated and the lenders could foreclose on the collateral securing these obligations, with material adverse results to the holders of the notes.

         AMENDMENTS. The December 1998 amendment amended certain covenant compliance calculations to provide us with greater flexibility to execute the restructuring announced on November 6, 1998. In June 1999, we amended our credit facility to make the following modifications:

         -    it permitted us to issue the notes;

         - it required us to reduce the commitment amount by half of the gross proceeds received from the sale of the notes;

         - it provided us additional financial flexibility by modifying certain financial covenants; and

         - it modified the applicable margin to increase interest costs if our debt to EBITDA ratio exceeds certain levels.

                          DESCRIPTION OF CAPITAL STOCK

         This summary highlights certain provisions of our certificate of incorporation, as amended to date, and our by-laws. The following description of our capital stock is not complete and is qualified in its entirety by the provisions of our certificate of incorporation, our by-laws, our stockholders rights plan and applicable law. See "Where You Can Find More Information."

         Our certificate of incorporation provides that our authorized capital stock consists of 400 million shares of common stock, par value $.01 per share, and 20 million shares of preferred stock, par value $.01 per share.

         COMMON STOCK

         As of December 31, 1999, 37,056,759 shares of our common stock were outstanding. All of the issued and outstanding shares of our common stock are fully paid and non-assessable. The common stock issuable upon conversion of the notes will be, when issued and paid for, fully paid and non-assessable. Each holder of shares of our common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. Our board of directors is not classified, and all of our directors are elected annually.

         The holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by our board of directors out of legally available funds, if any. See "Price Range of Common Stock and Dividend Policy." Upon our liquidation, dissolution or winding up, holders of our common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock as described below.

         The holders of our common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are holders entitled to the benefits of any redemption or sinking fund provisions.

         PREFERRED STOCK

         Our authorized capital stock includes 20 million shares of preferred stock, none of which is currently outstanding. Our board of directors has the authority, without further action by our stockholders, to divide the preferred stock into series and to fix the rights, preferences, privileges and restrictions of any series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of that series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

         STOCKHOLDER RIGHTS PLAN

         We have adopted a stockholder rights plan to protect stockholders from various abusive takeover tactics, including attempts to acquire control of our company at an inadequate price. Under the rights plan:

         - our board of directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of our common stock; and

         - each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Participating Preferred Stock"), at a price of $100.

         The description and terms of the Rights are described in a rights plan between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The description presented below is intended as a summary only and is qualified in its entirety by reference to the rights plan.

         The Rights become exercisable and will begin to trade separately from the common stock upon the earlier of:

         - the first date of public announcement that a person or group, other than an existing 15% stockholder or pursuant to a Permitted Offer, as defined below, has acquired beneficial ownership of 15% or more of the outstanding common stock, or

         - ten business days following a person's or group's commencement of, or announcement of, an intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership of 15% or more of the common stock.

         The Rights will entitle holder to purchase common stock having a market value, immediately prior to such acquisition, of twice the exercise price of the Right in lieu of purchasing the Participating Preferred Stock. If our company is acquired through a merger or other business combination transaction, other than a Permitted Offer, each Right will entitle the holder to purchase common stock of the surviving company having a market value immediately prior to such acquisition, of twice the exercise price of the Right. We may redeem the Rights for $0.01 each at any time prior to such acquisition. The Rights will expire on January 6, 2007, unless earlier redeemed.

         A "Permitted Offer" is a tender or exchange offer for all of our outstanding common stock which is at a price and on terms determined, prior to the purchase of shares under the tender or exchange offer, by at least a majority of the board of directors to be adequate and otherwise in the best interests of our company and our stockholders (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that the board of directors may deem relevant.

         In connection with the stockholder rights plan, the board of directors approved the creation of, out of the authorized but unissued shares of our preferred stock, the Participating Preferred Stock, consisting of 400,000 shares with a par value of $0.01 per share. The holders of the Participating Preferred Stock are entitled to receive dividends, if declared by the board of directors, from funds legally available. Each share of Participating Preferred Stock is entitled to one thousand votes on all matters submitted to stockholder vote. The shares of Participating Preferred Stock are not redeemable by, nor convertible into our common stock or any of our other securities.

         LIMITATION OF DIRECTOR LIABILITY

         Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

         - for any breach of the director's duty of loyalty to us or our stockholders;

         - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

         - for any transaction from which the director derived an improper personal benefit.

         DELAWARE ANTI-TAKEOVER LAW AND VARIOUS CHARTER AND BY-LAWS PROVISIONS

         DELAWARE LAW. We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

         A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

         - our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

         - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

         - the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2'3% of the outstanding voting stock that is not owned by the interested stockholder.

         SPECIAL MEETINGS. Our by-laws provide that special meetings of stockholders for any purpose or purposes can be called only upon the request of our chairman of the board, our president, our board of directors, or the holders of shares entitled to at least a majority of the votes at the meeting.

         AMENDMENT OF OUR BY-LAWS. To adopt, repeal, alter or amend the provisions of our by-laws, our by-laws require the affirmative vote of either the holders of at least a majority of the voting power of all of the issued and outstanding shares of our capital stock entitled to vote on the matter or our board of directors.

         ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS. Our by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders.

         These procedures provide that only persons who are nominated by or at the direction of our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. Further, these procedures provide that at an annual meeting, the only business that may be conducted is the business that has been specified in the notice of the meeting given by, or at the direction of, our board or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring that business before the meeting.

         Under these procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by us not less than 60 days nor more than 90 days before the date of the meeting, or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, the tenth day following the earlier of (1) the day notice was mailed or (2) the day public disclosure was made. Under these procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by us not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

         Under our by-laws, a stockholder's notice nominating a person for election as a director must contain specific information about the proposed nominee and the nominating stockholder. If our chairman of the board determines that a nomination was not made in the manner described in our by-laws, the nomination will be disregarded. Similarly, a stockholder's notice proposing the conduct of business must contain specific information about the business and about the proposing stockholder. If our chairman of the board determines that business was not properly brought before the meeting in the manner described in our by-laws, the business will not be conducted.

         By requiring advance notice of nominations by stockholders, our by-laws afford our board an opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by our board, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, our by-laws also provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board, provides our board with an opportunity to inform stockholders, before meetings, of any business proposed to be conducted at the meetings, together with any recommendations as to our board's position regarding action to be taken with respect to the business, so that stockholders can better decide whether to attend a meeting or to grant a proxy regarding the disposition of any business.

         The foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of these nominees or proposals might be harmful or beneficial to us and our stockholders.

         WRITTEN CONSENT PROVISIONS. Our by-laws provide that any action required or permitted to be taken by the holders of capital stock at any meeting of our stockholders may be taken without a meeting only by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

         TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

         The following is a summary of certain U.S. federal income tax consequences and, in the case of Non-U.S. holders, as described below, certain U.S. federal estate tax consequences, of the acquisition, ownership and disposition of the notes and of the common stock into which the notes may be converted by beneficial owners of the notes, but it is not intended as and does not purport to be a complete analysis of all the potential U.S. federal income, estate tax or other tax considerations which may be relevant to certain investors in light of their particular investment or other circumstances. In addition, we do not discuss any U.S. state or local income or foreign income or other tax consequences. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect. The discussion below deals only with notes and common stock held as capital assets which are, generally, property held for investment, and does not address holders of notes or common stock that may be subject to special rules, including, without limitation, certain U.S. expatriates, financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect mark-to-market accounting treatment, and persons who hold the notes or common stock as part of a straddle, hedge, conversion or other integrated transaction. You should consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes and common stock that may be applicable to you.

         Certain Federal Income Tax Consequences to U.S. Holders

         For purposes of the following discussion, a "U.S. holder" means a beneficial owner of a note or common stock that is, for U.S. federal income tax purposes,

         (1)  a citizen or individual resident of the United States,

         (2) a corporation or partnership (unless the Internal Revenue Service provides otherwise) created or organized in or under the laws of the United States or of any political subdivision thereof,

         (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

         (4) a trust if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code.

         TAXATION OF STATED INTEREST. In general, stated interest paid on a note will be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder's regular method of accounting for federal income tax purposes.

         LIQUIDATED DAMAGES. As more fully described above under "Descriptions of Notes--Registration Rights; Liquidated Damages," in the event a registration statement is not filed or does not become effective as provided in the Registration Rights Agreement, we will be required to pay liquidated damages to U.S. holders of the notes. Under the Treasury Regulations regarding contingent payment debt instruments, any payment subject to a remote or incidental contingency (i.e., there is a remote likelihood that the payment will be required or the potential amount of the payment is insignificant relative to the remaining payments on the debt instrument) is not considered a contingent payment and is ignored for purposes of computing original issue discount accruals. We believe that the liquidated damage payments with respect to the notes are subject to either a remote or incidental contingency. Accordingly, a U.S. holder of a note should be required to report any liquidated damage payment as interest for U.S. federal income tax purposes only at the time the payment is made or properly accrued under the U.S. holder's method of accounting.

         MARKET DISCOUNT. The resale of notes may be adversely affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition (other than at original issue) exceeds the U.S. holder's adjusted tax basis in the note. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the "accrued market discount" on such note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

         AMORTIZABLE BOND PREMIUM. If a U.S. holder of a note acquires the note at a cost that is in excess of the amount payable at maturity (after reducing that cost by an amount equal to the value of the conversion option), the U.S. holder may elect under Section 171 of the Code to amortize the excess cost (as an offset to interest income) on a constant interest rate basis over the term of the note. However, because the notes may be redeemed at our option at a price in excess of their principal amount, a U.S. holder may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. If the U.S. holder makes an election to amortize bond premium, the tax basis of all the U.S. holder's notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all debt instruments held or subsequently acquired by the electing purchaser and cannot be revoked without permission from the IRS. On conversion of a note into conversion shares, no additional amortization of any bond premium would be allowed, and any remaining premium would be added to the U.S. holder's tax basis in the common stock received.

         DISPOSITIONS. Upon the sale, exchange or retirement of a note or upon the sale of a share of common stock, a U.S. holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the disposition (excluding any amount received that is attributable to accrued but unpaid interest) and the U.S. holder's adjusted tax basis in the note or common stock. A U.S. holder's adjusted tax basis in a note will generally equal the cost of such note to that holder, less any principal payments received by that holder and increased by any market discount previously included in income by that holder. A holder's tax basis in the common stock received on conversion of a note will be the same as the holder's adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share paid in cash. Gain or loss recognized by a U.S. holder on the sale, exchange or retirement of a note or upon the sale of a share of common stock generally will be capital gain or loss and will be long-term capital gain or loss if the note or common stock was held for more than one year. Long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to a maximum tax rate of 20%. Subject to certain limited exceptions, capital losses cannot be used to offset ordinary income.

         CONVERSION OF THE NOTES. A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. The holder's tax basis in the common stock received on conversion of a note will be the same as the holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share), and the holding period for the common stock received on conversion will generally include the holding period of the note converted.

         Cash received in lieu of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis in the fractional share).

         DISTRIBUTIONS ON THE COMMON STOCK. The amount of any distribution by us in respect of the common stock (including any liquidated damages in respect of common stock as described above under "Description of Notes-- Registration Rights; Liquidated Damages") will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to a tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the common stock and thereafter as gain from the sale or exchange of the stock.

         ADJUSTMENT OF CONVERSION PRICE. If at any time we make a distribution of property to stockholders that would be taxable to those stockholders as a dividend (e.g., distributions of evidences of indebtedness or assets of our company, but generally not stock dividends or rights to subscribe for common stock) for U.S. federal income tax purposes and, in accordance with the antidilution provisions of the notes, the conversion price of the notes is decreased, the amount of that decrease may be deemed to be the payment of a taxable dividend to holders of the notes. As a result, U.S. holders of notes could recognize taxable income as a result of an event pursuant to which they receive no cash or property.

         BACKUP WITHHOLDING AND INFORMATION REPORTING. We are required to furnish to record holders of the notes, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

         In general, "backup withholding" at a rate of 31% may apply to payments of principal and interest made on a note, payments of dividends on common stock, and to the payment of the proceeds of a sale or exchange of common stock or of a note before maturity, that are made to a non-corporate U.S. holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. holder's U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

         CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

         For purposes of the following discussion, a "Non-U.S. holder" is a beneficial owner of a note or common stock that is not, for U.S. federal income tax purposes, a U.S. holder. An individual may, subject to certain exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

         Under present U.S. federal income and estate tax law and subject to the discussions below concerning income effectively connected with a trade or business in the United States and backup withholding:

         - payments of principal, premium, if any, and interest on a note by us or any of our agents to any Non-U.S. holder will not be subject to withholding of U.S. federal income tax, provided that in the case of interest

         (1) the Non-U.S. holder does not directly or indirectly, actually or constructively, own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote,

         (2)  the Non-U.S. holder is not

         (A) a controlled foreign corporation that is related to us through sufficient stock ownership, or

         (B) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code, and

         (3)  either

         (A) the beneficial owner of the note certifies to us or our paying agent, under penalties of perjury, that it is not a "United States person", as defined in the Internal Revenue Code and provides its name, address, and U.S. Taxpayer identification number, if any or

         (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note on behalf of the beneficial owner certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the beneficial owner, has received from the beneficial owner the certificate described in (A) above and provides us or our paying agent with a copy of this certificate;

         - payments of dividends on the common stock to a Non-U.S. holder will be subject to withholding of U.S. federal income tax at a 30% rate unless that rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with the holder's conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. holder files a properly executed Form W-8ECI or currently a Form 4224 or successor form with the payor;

         - a Non-U.S. holder will not be subject to U.S. federal income tax on any gain or income realized on the sale or other disposition of common stock, or the sale, exchange, redemption, retirement at maturity or other disposition of a note; provided that, in the case of proceeds representing accrued interest, the conditions described in the first bullet paragraph above are met, unless

         (1) the Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of gain and certain other conditions are met, or

         (2) the gain is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. holder, or if an income tax treaty applies, is generally attributable to a U.S. "permanent establishment" maintained by the Non-U.S. holder;

         - interest on notes not excluded from U.S. withholding tax as described in the first bullet paragraph above will be subject to U.S. withholding at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax;

         - a note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to U.S. federal estate tax as a result of such individual's death if, at the time of the individual's death,

         (1) the individual did not directly or indirectly, actually or constructively, own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and

         (2) the income on the note would not have been effectively connected with the conduct of a trade or business by the individual in the United States; and

         - common stock owned or treated as owned by an individual who at the time of death is not a citizen or resident of the United States will be subject to U.S. federal estate tax unless otherwise provided by an applicable estate tax treaty.

         If a Non-U.S. holder of a note is engaged in a trade or business in the United States and interest on or gain realized on the sale of the note is effectively connected with the conduct of such trade or business or, if an income tax treaty applies, and the Non-U.S. holder maintains a U.S. "permanent establishment" to which the interest or gain is generally attributable, the Non-U.S. holder, although exempt from the withholding tax discussed in the first bullet paragraph above, provided that such holder furnishes a properly executed United States Internal Revenue Service Form W-8ECI or currently a Form 4224 or successor form on or before any payment date to claim such exemption, may be subject to U.S. federal income tax on such interest, as well as on gain or income discussed in the third bullet paragraph above, on a net basis in the same manner as if it were a U.S. holder.

         In addition, a foreign corporation that is a holder of a note or common stock may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to some adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note, dividends on common stock or gain recognized on the disposition of a note or common stock will be treated as effectively connected earnings and profits if that interest, dividend or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

         Treasury Regulations generally effective for payments made after December 31, 2000 will provide alternative methods for satisfying the certification requirement described in clause (3) of the first bullet paragraph above and may also require a Non-U.S. holder claiming the benefit of an income tax treaty to provide its U.S. taxpayer identification number.

These regulations generally also will require, in the case of a note or common stock held by a foreign partnership, that

         (1) in the case of interest, the certification described in clause (3) of the first bullet paragraph above be provided by the partners and in the case of dividends, the partners certify entitlement to a reduced rate of withholding under an applicable treaty and

         (2) the partnership provide certain information, including a U.S. taxpayer identification number.

         A look-through rule will apply in the case of tiered partnerships.

         Under current Treasury Regulations, backup withholding at a rate of 31% and information reporting will not apply to payments of interest or dividends made by us or our paying agent, in its capacity as such, to a Non-U.S.

holder of a note or common stock if such holder has provided the required certification as set forth above or has otherwise established an exemption, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. We or our paying agent may, however, report payments of interest or dividends on the notes or common stock. Payments of the proceeds from a disposition by a Non-U.S. holder of a note or common stock made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting may apply to such payments if the broker is

         (1) a United States person,

         (2) a controlled foreign corporation for U.S. federal income tax purposes,

         (3) a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, unless the Non-U.S. holder is an exempt recipient or such broker has evidence that the payee is a Non-U.S. holder and no actual knowledge that such evidence is false and certain other conditions are met, or

         (4) with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

         Payments of the proceeds from a disposition by a Non-U.S. holder of a note or common stock made to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies under penalties of perjury that he or she is not a United States person and satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

         Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder would be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

         Non-U.S. holders should consult their tax advisors regarding U.S. federal, state, local and foreign tax consequences to non-U.S. holders of purchasing, holding and disposing of the notes or common stock.

                             SELLING SECURITYHOLDERS

         The notes were originally issued by us and sold by the Initial Purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

         The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.


                                                                    COMMON                     COMMON
                                                  PRINCIPAL         STOCK                      STOCK
                                                  AMOUNT OF        ISSUABLE                    OWNED
                                                    NOTES            UPON                      AFTER
                                                 BENEFICIALLY     CONVERSION    COMMON       COMPLETION
                                                  OWNED AND         OF THE       STOCK         OF THE
                NAME                               OFFERED          NOTES       OFFERED       OFFERING
            -----------                          ------------     ----------    -------      ----------




         None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased all of the notes in private transactions on or after December 14, 1999. All of the notes were "restricted securities" under the Securities Act prior to this registration.

         Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

         The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

         - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

         -    in the over-the-counter market;

         - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

         - through the writing of options, whether the options are listed on an options exchange or otherwise; or

         -    through the settlement of short sales.

         In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the notes.

         In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the

Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

         In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

         To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                                     EXPERTS

         The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

         The validity of the notes and the common stock being offered by this prospectus is being passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                       WHERE YOU CAN FIND MORE INFORMATION

         Our principal executive offices are located at 10 Melville Park Road, Melville, NY 11747 (telephone (631) 847-3000). We also maintain an Internet home page at www.gensemi.com.

         We have filed with the Securities and Exchange Commission a registration statement on Form S-3 to register the securities offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

         You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

         Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

         1. Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, including all material incorporated by reference in that report (except for Item 8 which is included herein);

         2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, including all material incorporated by reference in each of those reports;

         3. Our Current Reports on Form 8-K filed on December 1, 1999 and December 14, 1999;

         4. Our Definitive Proxy Statement on Schedule 14A, filed on March 24, 1999, excluding the sections captioned "Report of the Compensation Committee" and "Performance Graph";

         5. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including all material incorporated by reference in such reports; and

         6. The description of the common stock contained in our Registration Statement on Form 8-A, dated April 17, 1992, as amended.

         In addition, we also incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than the information filed in response to Items 402(k) and (l) of Regulation S-K). You may request a copy of these filings, at no cost to you, by writing or telephoning us at: General Semiconductor, Inc.: Attention: Investor Relations: 10 Melville Park Road, Melville, NY 11747 (telephone (631) 847-3000).

         Our common stock is quoted on the NYSE under the symbol "SEM." The last reported sales price of the common stock on the NYSE on January 12, 2000 was $13.375 per share. You may inspect reports and other information concerning us at the offices of the NYSE, 20 Broad Street, New York, New York 10004.

         You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including general political, legislative, regulatory and economic uncertainties as well as the specific factors described above, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we cannot assure you that our expectations will actually occur. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update or revise them, whether as a result of new information, future events or otherwise.

                          INDEX TO FINANCIAL STATEMENTS


                                                                PAGE

Report of Independent Auditors..............................    F-2
Consolidated Balance Sheet--December 31, 1997 and 1998 and
  September 30, 1999 (unaudited)............................    F-3
Consolidated Statements of Operations for the Three Years
  Ended December 31, 1998 and the Nine Months Ended
  September 30, 1998 and 1999 (unaudited)...................    F-4
Consolidated Statements of Stockholders' Equity for the
  Three Years Ended December 31, 1998 and the Nine Months
  Ended September 30, 1999 (unaudited)......................    F-5
Consolidated Statement of Cash Flows for the Three Years
  Ended December 31, 1998 and the Nine Months Ended
  September 30, 1998 and 1999 (unaudited)...................    F-6
Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
General Semiconductor, Inc.
Melville, New York

We have audited the accompanying consolidated balance sheets of General Semiconductor, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Semiconductor, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Jericho, New York
February 3, 1999 (June 30, 1999 as to Note 18)

                           GENERAL SEMICONDUCTOR, INC.

                           CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT STOCK PAR VALUE)


                                                          DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                              1997           1998           1999
                                                          ------------   ------------   -------------
                                                                                         (UNAUDITED)
                                               ASSETS

Current Assets:
Cash and cash equivalents...............................    $  5,192       $  3,225       $  5,846
Accounts receivable, less allowance for doubtful
  accounts of $825, $769 and $809, respectively.........      54,077         59,643         62,460
Inventories.............................................      34,309         39,514         40,636
Prepaid expenses and other current assets...............       9,890         12,010         12,680
Deferred income taxes...................................      14,263         13,738         10,720
                                                            --------       --------       --------
    Total current assets................................     117,731        128,130        132,342

Property, plant and equipment--net......................     218,752        223,743        228,568
Excess of cost over fair value of net assets acquired,
  less accumulated amortization of $38,784, $43,929 and
  $47,875, respectively.................................     167,895        162,751        158,895
Deferred income taxes...................................      26,509         29,376         28,980
Intangibles and other assets, less accumulated
  amortization of $9,228, $11,099 and $12,484,
  respectively..........................................      19,418         19,447         19,201
                                                            --------       --------       --------
TOTAL ASSETS............................................    $550,305       $563,447       $567,986
                                                            --------       --------       --------
                                                            --------       --------       --------

                                LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable........................................    $ 38,332       $ 31,343       $ 23,609
Accrued expenses........................................      58,352         45,084         37,091
Current portion of long-term debt.......................       4,310             --             --
                                                            --------       --------       --------
    Total current liabilities...........................     100,994         76,427         60,700

Long-term debt..........................................     263,764        286,000        290,000
Deferred income taxes...................................      21,710         21,390         23,919
Other non-current liabilities...........................      77,476         74,283         72,349
                                                            --------       --------       --------
    Total liabilities...................................     463,944        458,100        446,968
                                                            --------       --------       --------
Commitments and Contingencies

Stockholders' Equity:
Preferred Stock, $0.01 par value; 20,000 shares
  authorized; no shares issued..........................          --             --             --
Common Stock, $0.01 par value; 400,000 shares authorized;
  36,887, 36,925 and 36,960 shares issued,
  respectively..........................................         369            369            370
Additional paid-in capital..............................          55            507            609
Retained earnings.......................................      93,308        111,842        127,410
                                                            --------       --------       --------
                                                              93,732        112,718        128,389

Less--Treasury stock, at cost, 104 shares...............      (7,371)        (7,371)        (7,371)
                                                            --------       --------       --------
    Total stockholders' equity..........................      86,361        105,347        121,018
                                                            --------       --------       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............    $550,305       $563,447       $567,986
                                                            --------       --------       --------
                                                            --------       --------       --------

                See notes to consolidated financial statements.

                           GENERAL SEMICONDUCTOR, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                NINE MONTHS
                                              YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                           ------------------------------   --------------------
                                             1996       1997       1998       1998       1999
                                           --------   --------   --------   --------   ---------
                                                                                (UNAUDITED)

NET SALES................................  $361,891   $380,038   $401,144   $302,382   $304,300
                                           --------   --------   --------   --------   --------
OPERATING COSTS AND EXPENSES:
  Cost of sales..........................   230,687    289,313    283,582    211,720    224,418
  Selling, general and administrative....    42,594     44,668     46,802     34,769     33,542
  Research and development...............     5,838      5,998      6,104      4,466      4,908
  Amortization of excess of cost over
    fair value of net assets acquired....     5,154      5,143      5,145      3,858      3,856
  Restructuring..........................        --         --     12,324         --         --
                                           --------   --------   --------   --------   --------
    Total operating costs and expenses...   284,273    345,122    353,957    254,813    266,724
                                           --------   --------   --------   --------   --------
OPERATING INCOME.........................    77,618     34,916     47,187     47,569     37,576
Other expense--net.......................       (51)       (42)       (71)       (84)        58
Interest expense--net....................   (10,396)   (14,353)   (20,026)   (15,213)   (16,876)
                                           --------   --------   --------   --------   --------
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES...........................    67,171     20,521     27,090     32,272     20,758
Provision for income taxes...............   (27,407)   (11,649)    (8,556)   (10,005)    (5,190)
                                           --------   --------   --------   --------   --------
INCOME FROM CONTINUING OPERATIONS........    39,764      8,872     18,534     22,267     15,568

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of
  income tax expense of $20,026 in 1996
  and income tax benefit of $22,073 in
  1997...................................   (41,628)    (2,939)        --         --         --
                                           --------   --------   --------   --------   --------
NET INCOME (LOSS)........................  $ (1,864)  $  5,933   $ 18,534   $ 22,267   $ 15,568
                                           --------   --------   --------   --------   --------
                                           --------   --------   --------   --------   --------

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic..................................    32,924     35,414     36,811     36,808     36,821
  Diluted................................    36,852     35,576     36,899     36,898     36,934
BASIC EARNINGS (LOSS) PER SHARE:
  Continuing operations..................  $   1.20   $   0.25   $   0.50   $   0.60   $   0.42
  Discontinued operations................     (1.26)     (0.08)        --         --         --
                                           --------   --------   --------   --------   --------
  Net income (loss)......................  $  (0.06)  $   0.17   $   0.50   $   0.60   $   0.42
                                           --------   --------   --------   --------   --------
                                           --------   --------   --------   --------   --------
DILUTED EARNINGS (LOSS) PER SHARE:
  Continuing operations..................  $   1.15   $   0.25   $   0.50   $   0.60   $   0.42
  Discontinued operations................     (0.88)     (0.08)        --         --         --
                                           --------   --------   --------   --------   --------
                                           --------   --------   --------   --------   --------
  Net income.............................  $   0.27   $   0.17   $   0.50   $   0.60   $   0.42
                                           --------   --------   --------   --------   --------
                                           --------   --------   --------   --------   --------



                See notes to consolidated financial statements.

                          GENERAL SEMICONDUCTOR, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)


                                                                                                        ACCUMULATED OTHER
                                                                                                       COMPREHENSIVE INCOME
                                                                                                       --------------------
                                 COMMON STOCK       ADDITIONAL                                              UNREALIZED
                              -------------------     PAID-IN     RETAINED   TREASURY     UNEARNED           GAIN ON
                               SHARES     AMOUNT      CAPITAL     EARNINGS    STOCK     COMPENSATION        INVESTMENT
                              --------   --------   -----------   --------   --------   ------------   --------------------
BALANCE, JANUARY 1, 1996....   31,509      $316     $   667,134   $256,416   $(7,246)     $(1,277)           $     --
Exercise of stock options
  and related tax benefit...       40        --           3,475         --        --           --                  --
Comprehensive income:
Net loss....................       --        --              --     (1,864)       --           --                  --
Total comprehensive
  income....................       --        --              --         --        --           --                  --
Amortization of unearned
  compensation..............       --        --              --         --        --          612                  --
Treasury stock
  transactions..............       --        --              --         --       (25)          --                  --
Conversion of Convertible
  Junior Subordinated
  Notes--net................    2,737        27         255,585         --        --           --                  --
                              -------      ----     -----------   --------   -------      -------            --------
BALANCE, DECEMBER 31,
  1996......................   34,286       343         926,194    254,552    (7,271)        (665)                 --
Exercise of stock options
  and related tax benefit...      200         2          19,361         --        --           --                  --
Comprehensive income:

Net income..................       --        --              --      5,933        --           --                  --
Unrealized gain on
  investment, net of tax....       --        --              --         --        --           --              22,018
Total comprehensive
  income....................       --        --              --         --        --           --                  --
Amortization of unearned
  compensation..............       --        --              --         --        --          243                  --
Treasury stock
  transactions..............       --        --              --         --      (100)          --                  --
Conversion of Convertible
  Junior Subordinated
  Notes--net................    2,397        24         226,636         --        --           --                  --
Distribution of General
  Instrument and Commscope..       --        --      (1,172,191)  (167,177)       --          422             (22,018)
Common stock issued.........        4        --              55         --        --           --                  --
                              -------      ----     -----------   --------   -------      -------            --------
BALANCE, DECEMBER 31,
  1997......................   36,887       369              55     93,308    (7,371)          --                  --
Exercise of stock options
  and related tax benefit...       38        --             452         --        --           --                  --
Comprehensive income:
Net income..................       --        --              --     18,534        --           --                  --
Total comprehensive
  income....................       --        --              --         --        --           --                  --
                              -------      ----     -----------   --------   -------      -------            --------
BALANCE, DECEMBER 31,
  1998......................   36,925       369             507    111,842    (7,371)          --                  --
Exercise of stock options
  and related tax benefit...       35         1             102         --        --           --                  --
Comprehensive income:
Net income (unaudited)......       --        --              --     15,568        --           --                  --
Total comprehensive
  income....................       --        --              --         --        --           --                  --
                              -------      ----     -----------   --------   -------      -------            --------
BALANCE, SEPTEMBER 30, 1999
  (UNAUDITED)...............   36,960      $370     $       609   $127,410   $(7,371)     $    --            $     --
                              -------      ----     -----------   --------   -------      -------            --------
                              -------      ----     -----------   --------   -------      -------            --------


                                  TOTAL
                              STOCKHOLDERS'

                                 EQUITY

                              -------------
BALANCE, JANUARY 1, 1996....   $   915,343
Exercise of stock options
  and related tax benefit...         3,475
Comprehensive income:
Net loss....................            --
Total comprehensive
  income....................        (1,864)
Amortization of unearned
  compensation..............           612
Treasury stock
  transactions..............           (25)
Conversion of Convertible
  Junior Subordinated
  Notes--net................       255,612
                               -----------
BALANCE, DECEMBER 31,
  1996......................     1,173,153
Exercise of stock options
  and related tax benefit...        19,363
Comprehensive income:
Net income..................            --
Unrealized gain on
  investment, net of tax....            --
Total comprehensive
  income....................        27,951
Amortization of unearned
  compensation..............           243
Treasury stock
  transactions..............          (100)
Conversion of Convertible
  Junior Subordinated
  Notes--net................       226,660
Distribution of General
  Instrument and Commscope..    (1,360,964)
Common stock issued.........            55
                               -----------
BALANCE, DECEMBER 31,
  1997......................        86,361
Exercise of stock options
  and related tax benefit...           452
Comprehensive income:
Net income..................            --
Total comprehensive
  income....................        18,534
                               -----------
BALANCE, DECEMBER 31,
  1998......................       105,347
Exercise of stock options
  and related tax benefit...           103
Comprehensive income:
Net income (unaudited)......            --
Total comprehensive
  income....................        15,568
                               -----------
BALANCE, SEPTEMBER 30, 1999
  (UNAUDITED)...............   $   121,018
                               -----------
                               -----------



                See notes to consolidated financial statements.

                          GENERAL SEMICONDUCTOR, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                       NINE MONTHS
                                                     YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                                  ------------------------------   --------------------
                                                    1996       1997       1998       1998       1999
                                                  --------   --------   --------   --------   ---------
                                                                                        (UNAUDITED)

OPERATING ACTIVITIES:
Income from continuing operations...............  $ 39,764   $  8,872   $18,534    $22,267     $15,568
Adjustments to reconcile income from continuing
  operations to net cash provided by continuing
  operating activities:
  Depreciation and amortization.................    22,613     24,232    24,982     18,424      20,534
  Asset write-off in conjunction with
    restructuring...............................        --         --     3,865         --          --
  Changes in assets and liabilities, net of
    effect of business acquired:
    Accounts receivable.........................     9,190    (13,335)   (5,565)    (1,045)     (2,817)
    Inventories.................................    (8,028)     2,465    (5,204)    (1,761)     (1,122)
    Prepaid expenses and other current assets...       663     (3,208)   (2,694)    (2,903)       (670)
    Other non-current assets....................        44        666      (766)    (1,726)     (1,136)
    Deferred income taxes.......................    14,736     (1,236)   (2,662)       528       5,943
    Accounts payable and accrued expenses.......   (12,655)     9,274     5,151    (14,702)    (15,727)
    Other non-current liabilities...............      (222)     1,685    (3,193)    (2,302)     (1,934)
  Other.........................................     2,014       (331)     (689)      (327)       (628)
                                                  --------   --------   -------    -------     -------
Net cash provided by continuing operating
  activities....................................    68,119     29,084    31,759     16,453      18,011
                                                  --------   --------   -------    -------     -------
Cash (used in) provided by discontinued
  operations....................................  (225,227)   145,452   (25,177)   (25,177)         --
                                                  --------   --------   -------    -------     -------
INVESTING ACTIVITIES:
  Expenditures for property, plant and
    equipment...................................   (60,299)   (29,208)  (26,898)   (17,780)    (19,492)
  Proceeds from sale (purchases) of short-term
    investments.................................   (24,974)    24,974        --         --          --
  Proceeds from sale of assets..................     4,368      3,000        --         --          --
  Payment for business acquired.................        --     (8,982)       --         --          --
                                                  --------   --------   -------    -------     -------
Net cash used in investing activities...........   (80,905)   (10,216)  (26,898)   (17,780)    (19,492)
                                                  --------   --------   -------    -------     -------
FINANCING ACTIVITIES:
  Costs associated with the issuance of debt and
    Common Stock................................    (1,053)    (1,130)       --         --          --
  Net proceeds from (repayments of) revolving
    credit facilities...........................   231,000   (192,000)   64,000     71,000       4,000
  Redemption of Convertible Junior Subordinated
    Notes.......................................    (6,440)      (245)       --         --          --
  Principal repayment of debt...................    (4,310)    (4,310)  (46,074)   (46,074)         --
  Proceeds from exercise of stock options.......     2,686     18,305       423        423         102
                                                  --------   --------   -------    -------     -------
Net cash provided by (used in) financing
  activities....................................   221,883   (179,380)   18,349     25,349       4,102
                                                  --------   --------   -------    -------     -------
Decrease in cash and cash equivalents...........   (16,130)   (15,060)   (1,967)    (1,155)      2,621
Cash and cash equivalents, beginning of
  period........................................    36,382     20,252     5,192      5,192       3,225
                                                  --------   --------   -------    -------     -------
Cash and cash equivalents, end of year period...  $ 20,252   $  5,192   $ 3,225    $ 4,037     $ 5,846
                                                  --------   --------   -------    -------     -------
                                                  --------   --------   -------    -------     -------

SUPPLEMENTAL CASH FLOW INFORMATION, RELATING TO
CONTINUING AND DISCONTINUED OPERATIONS:
  Income taxes paid.............................  $ 55,647   $ 37,224   $ 9,776    $14,276     $ 3,128
  Interest paid.................................  $ 41,766   $ 32,033   $19,677    $15,286     $18,902

                See notes to consolidated financial statements.

                           GENERAL SEMICONDUCTOR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)


1.  DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

    General Semiconductor, Inc. ("General Semiconductor" or the "Company") is a world leader in the discrete segment of the semiconductor industry. The Company designs, manufactures and sells low-to-medium-power rectifiers, small signal transistors and transient voltage suppression ("TVS") components in axial, bridge, surface mount and array packages. Power rectifiers, small signal devices and TVS products are semiconductors that are essential components of most electronic devices and systems. Rectifiers convert alternating current (AC) into direct current (DC) which can be utilized by electronic equipment. TVS devices provide protection from electrical surges, ranging from electrostatic discharge to induced lightning. Small signal devices amplify or switch low level currents. The Company's products are primarily targeted for use in the computer, automotive, telecommunications, lighting and consumer electronics industries.

    General Instrument Corporation ("GI") (i) transferred all the assets and liabilities relating to the manufacture and sale of broadband communications products used in the cable television, satellite, and telecommunications industries and all rights to the related GI trademarks to its wholly-owned subsidiary NextLevel Systems, Inc. ("NextLevel"), and all the assets and liabilities relating to the manufacture and sale of coaxial, fiber optic and other electric cable used in the cable television, satellite and other industries to its wholly-owned subsidiary CommScope, Inc. ("CommScope") and (ii) distributed all of the outstanding shares of capital stock of each of NextLevel and CommScope to its stockholders on a pro rata basis as a dividend (the "Distribution") in a transaction that was finalized on July 28, 1997 (the "Distribution Date"). On the Distribution Date, NextLevel and CommScope began operating as independent entities with publicly traded common stock. GI retained no ownership interest in either NextLevel or CommScope. Concurrent with the Distribution, GI changed its name to General Semiconductor, Inc. and effected a one for four reverse stock split (the "Stock Split"). On February 2, 1998 NextLevel changed its name to General Instrument Corporation ("General Instrument").

    In this report, all share and per share amounts have been retroactively restated to reflect the Stock Split. In addition, the number of common shares issued have been adjusted to reflect the Stock Split and an amount equal to the par value of the reduction of the shares has been transferred from common stock to additional paid-in capital as of January 1, 1996, the earliest period reported.

    The revenues, costs and expenses and cash flows of the businesses transferred to General Instrument and CommScope (the "Discontinued Operations"), have been excluded from the respective captions in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows and have been reported through the Distribution Date as "Income (Loss) from discontinued operations", net of applicable income taxes and as "Cash (used in) provided by discontinued operations" for all periods presented. For the purpose of governing certain of the ongoing relationships among General Semiconductor, General Instrument and CommScope after the Distribution, these entities entered into various agreements that provide for an orderly transition, the separation and distribution of the operating assets and liabilities and pension plan assets and liabilities of GI, as well as tax sharing, and other matters.

    In the opinion of management, the accompanying unaudited consolidated financial statements include all necessary adjustments (consisting of normal recurring adjustments) and present fairly the Company's financial position as of September 30, 1999, the results of its operations for the nine months ended September 30, 1998 and 1999 and its cash flows for the nine months ended September 30, 1998

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

1.  DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

and 1999 in conformity with generally accepted accounting principles for interim financial information applied on a consistent basis. There were no adjustments of a non-recurring nature recorded during the nine months ended September 30, 1998 and 1999. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of General Semiconductor and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

    USE OF ESTIMATES. The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

    CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

    INVENTORIES. Inventories are stated at the lower of cost, determined on a first-in, first-out ("FIFO") basis, or market.

    PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method. Useful lives are 12 to 40 years for buildings and improvements; estimated useful life or lease term, whichever is shorter, for leasehold improvements and 3 to 10 years for machinery and equipment. The cost of maintenance and repairs is charged to operations as incurred.

    INTANGIBLE ASSETS. Intangible assets consist primarily of patents which are amortized on a straight-line basis over their useful lives not exceeding 20 years.

    EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED. The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over 40 years. Management periodically evaluates the appropriateness of both the carrying value and remaining life of the excess of cost over fair value of net assets acquired by assessing recoverability based on forecasted operating cash flows, on an undiscounted basis, and other factors.

    LONG-LIVED ASSETS. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values of such assets may not be recoverable. The Company evaluates the carrying values of such assets using future undiscounted cash flows.

    REVENUE RECOGNITION. The Company recognizes revenue when products are shipped with appropriate provisions for uncollectible accounts and credits for returns.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    FOREIGN CURRENCY TRANSLATION. The Company has determined the U.S. dollar to be the functional currency of all foreign subsidiaries. Accordingly, gains and losses recognized as a result of translating foreign subsidiaries' monetary assets and liabilities from local foreign currencies to U.S. dollars are reflected in the accompanying consolidated statements of operations.

    RESEARCH AND DEVELOPMENT. The Company charges research and development expenses to operations as incurred.

    ENVIRONMENTAL LIABILITIES. The Company accounts for environmental expenditures in accordance with Statement of Position 96-1, "Environmental Remediation Liabilities". Accordingly, the Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

    INCOME TAXES. Deferred income taxes reflect the future tax consequences of differences between the financial reporting and income tax bases of assets and liabilities. Deferred income taxes are provided for the income tax liabilities to be incurred on the repatriation of undistributed earnings of the Company's foreign subsidiaries, except for locations where the Company has designated earnings to be permanently reinvested.

    COMPREHENSIVE INCOME. In 1998 the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income is presented in the Consolidated Statement of Stockholders' Equity. The adoption of SFAS 130 had no impact on total stockholders' equity. Prior year financial statements have been reclassified to conform to the SFAS 130 requirements.

    RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

3.  ACQUISITION

    On October 1, 1997 the Company purchased certain assets and assumed certain liabilities related to the discrete semiconductor business of ITT Industries, Inc. for $8.0 million plus $1.0 million in direct transaction costs. The acquisition was accounted for as a purchase transaction and, accordingly, the results of operations are included in the Consolidated Statement of Operations since the date of acquisition. The pro forma effects, assuming this transaction was effective January 1, 1996, were not material to the Company's results of operations, financial position or cash flows for the years ended December 31, 1996 and 1997.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

4.  INVENTORIES


INVENTORIES CONSIST OF:       DECEMBER 31, 1997   DECEMBER 31, 1998   SEPTEMBER 30, 1999
-----------------------       -----------------   -----------------   ------------------
                                                                         (UNAUDITED)
Raw materials...............       $ 7,181             $ 5,139              $ 5,881
Work in process.............        12,052              14,181               12,568
Finished goods..............        15,076              20,194               22,187
                                   -------             -------              -------
Total.......................       $34,309             $39,514              $40,636
                                   -------             -------              -------
                                   -------             -------              -------


5.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of:


                                              DECEMBER 31, 1997   DECEMBER 31, 1998
                                              -----------------   -----------------
Land and land improvements..................      $  76,328           $  76,321
Buildings, improvements and leasehold
  improvements..............................         63,485              64,106
Machinery and equipment.....................        208,067             232,690
                                                  ---------           ---------
                                                    347,880             373,117
Accumulated depreciation....................       (129,128)           (149,374)
                                                  ---------           ---------
Property, plant and equipment, net..........      $ 218,752           $ 223,743
                                                  ---------           ---------
                                                  ---------           ---------


    Depreciation expense aggregated $14.4 million, $16.8 million and $18.0 million for 1996, 1997 and 1998, respectively.

6.  ACCRUED EXPENSES

    Accrued expenses consist of:


                                              DECEMBER 31, 1997   DECEMBER 31, 1998
                                              -----------------   -----------------
Salaries and compensation liabilities.......       $14,849             $14,355
Distribution and reorganization
  liabilities...............................        18,734                  --
Restructuring liabilities...................            --               7,809
Benefit plan liabilities....................         4,916               7,709
Other.......................................        19,853              15,211
                                                   -------             -------
Total.......................................       $58,352             $45,084
                                                   -------             -------
                                                   -------             -------


    In connection with the Distribution, the Company recorded in income from continuing operations a pre-tax charge of $32.7 million to cost of sales and $1.1 million to selling, general and administrative expenses during the year ended December 31, 1997. These costs related to employees of General Semiconductor and were incurred in connection with the separation of the Taiwan operations between General Semiconductor and General Instrument.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

6.  ACCRUED EXPENSES (CONTINUED)

    On November 6, 1998 the Company announced a restructuring plan designed to enhance the interface of operations and customers, to improve its cost structure, efficiency and its competitive position and to accelerate growth. The restructuring included reducing the workforce by decentralizing certain purchasing, marketing, finance and research and development functions and providing early retirement to a group of employees, closing two sales offices and writing off assets related to an unprofitable product that will no longer be manufactured. Restructuring charges recorded in the fourth quarter of 1998 included approximately $8.4 million in charges primarily related to severance and early retirement costs and $3.9 million in non-cash charges for asset write-offs.

7.  OTHER NON-CURRENT LIABILITIES

    Other non-current liabilities consist of:


                                              DECEMBER 31, 1997   DECEMBER 31, 1998
                                              -----------------   -----------------
Environmental liabilities...................       $32,415             $29,363
Benefit plan liabilities....................        36,070              35,596
Other.......................................         8,991               9,324
                                                   -------             -------
Total.......................................       $77,476             $74,283
                                                   -------             -------
                                                   -------             -------


8.  INCOME TAXES

    General Semiconductor, General Instrument and CommScope entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to federal, state and other income or franchise taxes related to the businesses of GI for tax periods prior to, including and following the Distribution and with respect to certain other tax matters. General Instrument is responsible for consolidated federal income taxes, consolidated or combined state income taxes and separate state income taxes of GI and its subsidiaries and preparation and filings of the applicable returns through July 25, 1997. Such liability was determined assuming a closing of the books on July 25, 1997. Liability for foreign income taxes and other taxes was generally allocated to the legal entity on which such taxes were imposed except that liability for taxes relating to the transferred businesses (as defined in the Tax Sharing Agreement) were generally allocated to General Instrument.

    Notwithstanding the above, each of General Instrument, CommScope and General Semiconductor is responsible for any such taxes to the extent that such taxes are attributable to action taken by that entity or its affiliates after the Distribution that is inconsistent with the tax treatment contemplated in the tax ruling received from the Internal Revenue Service. The Company believes that the Tax Sharing Agreement is fair to each of the parties and contains terms which generally are comparable to those which would have been reached at arms-length negotiations with unaffiliated parties.

    The domestic and foreign components of income from continuing operations before income taxes is:


                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                    1996       1997       1998
                                                   -------    -------    -------
Domestic.........................................  $62,084    $16,354    $ 8,141
Foreign..........................................    5,087      4,167     18,949
                                                   -------    -------    -------
Total............................................  $67,171    $20,521    $27,090
                                                   -------    -------    -------
                                                   -------    -------    -------


                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

8.  INCOME TAXES (CONTINUED)

    The components of the provision for income taxes are as follows:


                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                     1996       1997       1998
                                                    -------    -------     ------
Current:
Federal...........................................  $ 9,477    $ 4,691     $3,848
Foreign...........................................    2,842      2,754      6,539
State.............................................      922      2,200        831
                                                    -------    -------     ------
                                                     13,241      9,645     11,218
                                                    -------    -------     ------

Deferred:
Federal...........................................    9,472      3,066        (11)
Foreign...........................................    3,129     (1,325)    (2,478)
State.............................................    2,015        263       (173)
                                                    -------    -------     ------
                                                     14,616      2,004     (2,662)
                                                    -------    -------     ------

Net change in valuation allowance.................     (450)        --         --
                                                    -------    -------     ------
Provision for income taxes........................  $27,407    $11.649     $8,556
                                                    -------    -------     ------
                                                    -------    -------     ------


    The following table presents the principal reasons for the difference between the actual income tax provision and the tax provision computed by applying the U.S. federal statutory income tax rate to income from continuing operations before income taxes:


                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                    1996       1997       1998
                                                   -------    -------    -------
Federal income tax provision at 35%..............  $23,510    $ 7,182    $ 9,482
Valuation allowance benefit......................     (450)        --         --
State income taxes-net of federal benefit........    1,909      1,601        428
Foreign operations...............................    1,805      1,470     (2,166)
Non-deductible expenses..........................    1,844        914      1,945
Other-net........................................   (1,211)       482     (1,133)
                                                   -------    -------    -------
Provision for income taxes.......................  $27,407    $11,649    $ 8,556
                                                   -------    -------    -------
                                                   -------    -------    -------

Effective income tax rate........................     40.8%      56.8%      31.6%

    Income taxes related to foreign operations in 1996, 1997 and 1998 reflect the Company's ability to recognize the benefit of foreign tax credits.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

8.  INCOME TAXES (CONTINUED)

    Deferred income taxes recorded in the accompanying consolidated balance sheets are comprised of:


                                                  DECEMBER 31, 1997                DECEMBER 31, 1998
                                            ------------------------------   ------------------------------
                                             ASSET     LIABILITY    NET       ASSET     LIABILITY    NET
                                            --------   -------    --------   --------   -------    --------
Current Deferred Income Taxes:
Accounts receivable and inventory
  reserves................................  $  2,177   $    --    $  2,177   $  3,845   $    --    $  3,845
Product and warranty liabilities..........       437        --         437        332        --         332
Employee benefits.........................     5,576        --       5,576      5,213        --       5,213
Other current.............................     6,073        --       6,073      4,348        --       4,348
                                            --------   -------    --------   --------   -------    --------
                                            $ 14,263   $    --    $ 14,263   $ 13,738   $    --    $ 13,738
                                            --------   -------    --------   --------   -------    --------
                                            --------   -------    --------   --------   -------    --------

Non-Current Deferred Income Taxes:
Domestic capital loss carryforwards.......  $ 17,518   $    --    $ 17,518   $ 17,518   $    --    $ 17,518
Fixed and intangible assets...............    (4,745)    1,081      (5,826)    (6,041)       --      (6,041)
Environmental liabilities.................    12,318        --      12,318     11,158        --      11,158
Employee benefits.........................    12,535       205      12,330     12,188        --      12,188
Other non-current.........................     8,660    20,424     (11,764)    14,330    21,390      (7,060)
Valuation allowance.......................   (19,777)       --     (19,777)   (19,777)       --     (19,777)
                                            --------   -------    --------   --------   -------    --------
                                            $ 26,509   $21,710    $  4,799   $ 29,376   $21,390    $  7,986
                                            --------   -------    --------   --------   -------    --------
                                            --------   -------    --------   --------   -------    --------


    In accordance with the Tax Sharing Agreement, approximately $17.8 million of deferred tax assets related to the Company were allocated to General Instrument in connection with the Distribution.

    Deferred taxes have not been provided on undistributed earnings of certain foreign operations of $9.9 million and $14.3 million in 1997 and 1998, respectively, as those earnings are considered to be permanently reinvested. Determining the tax liability that would arise if these amounts were remitted is not practicable.

    The valuation allowance at December 31,1998 relates principally to domestic capital loss carryforwards, which expire in 2002. The valuation allowance will be reduced when and if the Company generates domestic capital gains.

    During 1996 the Company settled certain tax matters which resulted in credits to excess of cost over fair value of net assets acquired of $1.8 million since such matters related to the period prior to August 1990, when affiliates of Forstmann Little & Co., a private investment firm, acquired the Company.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

9.  LONG-TERM DEBT

    Long-term debt consists of:


                                              DECEMBER 31, 1997   DECEMBER 31, 1998
                                              -----------------   -----------------
Senior bank indebtedness:
  Revolving credit facility.................      $222,000            $286,000
  Taiwan loan...............................        46,074                  --
                                                  --------            --------
                                                   268,074             286,000
Less current maturities.....................         4,310                  --
                                                  --------            --------
Long-term debt..............................      $263,764            $286,000
                                                  --------            --------
                                                  --------            --------


    In July 1997, the Company entered into a bank credit agreement, which was amended in December 1998, (as amended, the "Credit Agreement") which provides for a $350.0 million secured revolving credit facility that matures on December 31, 2002. The Credit Agreement requires the Company to pay a facility fee on the total commitment. The Credit Agreement permits the Company to choose between two interest rate options: the Adjusted Base Rate (as defined in the Credit Agreement), or a Eurodollar rate (LIBOR) plus a margin which varies based on the Company's ratio of indebtedness to earnings before interest, taxes, depreciation and amortization as defined in the Credit Agreement. The facility fee also varies based on that ratio. The Company is also able to set interest rates through a competitive bid procedure. The Credit Agreement, contains financial and operating covenants, including limitations on guarantee obligations, liens, sale of assets, indebtedness, investments, capital expenditures, payment of dividends and leases, and requires the maintenance of certain financial ratios. In addition, certain changes in control of the Company would cause an event of default under the Credit Agreement. The December 1998 amendment amended certain covenant compliance calculations to provide the Company with greater flexibility to execute the restructuring announced on November 6, 1998. At December 31, 1998 the Company was in compliance with all such amended covenants.

    At December 31, 1997 the Company had a $60 million loan agreement with a consortium of banks in Taiwan. On February 26, 1998 the Company consolidated its debt and repaid the entire Taiwan loan balance of $46.1 million with proceeds from borrowings under the Credit Agreement.

    In May 1996, the Company issued a notice to redeem $250 million in principal amount of its 5% Convertible Junior Subordinated Notes (the "Notes"). Of the Notes called, $244 million in principal amount were converted into the Company's Common Stock prior to the redemption date, with the remaining $6 million redeemed for cash. Additionally, $16 million and $6 million in principal amount of Notes that were not called for redemption were also converted into GI Common Stock during 1996 and 1995, respectively. These conversions resulted in the issuance of 2.8 million shares of Common Stock. In connection with the Common Stock conversions, $4.4 million was charged to additional paid-in capital, net of the related tax benefit, for unamortized deferred financing costs and accrued but unpaid interest related to the converted Notes. During 1997 the remaining Notes outstanding were converted into GI Common Stock at a conversion price of $23.75 per share (unadjusted for the Distribution and Stock Split) resulting in the issuance of 2.4 million shares, and $0.2 million in principal amount of Notes were redeemed. In connection with the conversion, GI charged approximately $1.5 million to additional paid-in capital, net of the related tax benefit, for unamortized deferred financing costs and accrued but unpaid interest related to the converted Notes.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

9.  LONG-TERM DEBT (CONTINUED)

    The Company repaid the GI revolving credit facility in July 1997 utilizing a combination of the bank credit facility described above and amounts received from General Instrument and CommScope at the Distribution Date totaling $170.1 million.

    The Company entered into two interest rate swap transactions with a term of one year beginning on January 22, 1998. Pursuant to these agreements it paid a fixed interest rate averaging 5.96% on a notional amount of $100 million and received interest on the $100 million notional amount based on a three month LIBOR rate set quarterly beginning on January 22, 1998. The fair value of the swaps as of December 31, 1998 was $(0.2) million. During February 1998, the Company purchased two interest rate caps each with a notional amount of $50 million. The caps became effective on April 27, 1998 and June 29, 1998 with terms of nine months and six months, respectively. Under the terms of the caps, the Company was paid an amount equal to the excess, if any, of three month LIBOR above 6% multiplied by the notional amounts. The cost of the caps was immaterial. The purpose of the swap agreement and the caps is to reduce its amount of debt subject to floating interest rates.

    The weighted average interest rate on the Company's long-term debt at December 31, 1997 and 1998 was 6.6% and 5.8%, respectively.

    Net interest expense included in the 1996 and 1997 Consolidated Statement of Operations through the Distribution Date represents an allocation based upon General Semiconductor's net assets as a percentage of total assets of GI.

10. COMMITMENTS AND CONTINGENCIES

    The Company leases office space, manufacturing facilities and transportation and other equipment under operating leases which expire at various dates through the year 2004. Rent expense was $2.9 million, $3.3 million and $5.4 million in 1996, 1997 and 1998, respectively.

    Future minimum lease payments required under operating leases as of December 31, 1998 are:


1999........................................................   $4,454
2000........................................................    3,028
2001........................................................    1,853
2002........................................................    1,255
2003........................................................    1,119
Thereafter..................................................      295


    The Company has approximately $11.0 million in letters of credit outstanding at December 31, 1998.

    ENVIRONMENTAL MATTERS. The Company is subject to various federal, state, local and foreign laws and regulations governing environmental matters, including the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Complying with current laws and regulations has not had a material adverse effect on the Company's financial condition. In connection with the Distribution, the Company retained the obligations with respect to environmental matters relating to its discontinued operations and its status as a "potentially responsible party." The Company is presently engaged in the remediation of eight discontinued operations in six states, and is a "potentially responsible party" at five hazardous waste sites in four states.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    The Company has engaged independent consultants to assist management in evaluating potential liabilities related to environmental matters. Management assesses the input from these independent consultants along with other information known to the Company in its effort to continually monitor these potential liabilities. Management assesses its environmental exposure on a site-by-site basis, including those sites where the Company has been named as a "potentially responsible party". Such assessments include the Company's share of remediation costs, information known to the Company concerning the size of the hazardous waste sites, their years of operation and the number of past users and their financial viability. The Company has a reserve recorded for environmental matters of $31.9 million at December 31, 1998 ($34.9 million at December 31,
1997). While the ultimate outcome of these matters cannot be determined, management does not believe that the final disposition of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows beyond the amounts previously provided for in the financial statements.

    The Company's present and past facilities have been in operation for many years, and over that time in the course of those operations, such facilities have used substances which are or might be considered hazardous, and the Company has generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future, which the Company cannot now predict.

    LITIGATION. A securities class action is presently pending in the United States District Court for the Northern District of Illinois, Eastern Division, IN RE GENERAL INSTRUMENT CORPORATION SECURITIES LITIGATION.This action, which consolidates numerous class action complaints filed in various courts between October 10 and October 27, 1995, is brought by plaintiffs, on their own behalf and as representatives of a class of purchasers of GI common stock during the period March 21, 1995 through October 18, 1995. The complaint alleges that prior to the Distribution, GI and certain of its officers and directors, as well as Forstmann Little & Co. and certain related entities, violated the federal securities laws, namely, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by allegedly making false and misleading statements and failing to disclose material facts about GI's planned shipments in 1995 of its CFT-2200 and DigiCipher II products. Also pending in the same court, under the same name, is a derivative action brought on behalf of GI. The derivative action alleges that the members of GI's Board of Directors, several of its officers and Forstmann Little & Co. and related entities have breached their fiduciary duties by reason of the matter complained of in the class action and the defendants' alleged use of material non-public information to sell shares of GI common stock for personal gain.

    An action entitled BKP PARTNERS, L.P. V. GENERAL INSTRUMENT CORP. was brought in February 1996 by certain holders of preferred stock of Next Level Communications ("NLC"), which was merged into a subsidiary of GI in September 1995. The action was originally filed in the Northern District of California and was subsequently transferred to the Northern District of Illinois. The plaintiffs allege that the defendants violated federal securities laws by making misrepresentations and omissions and breached fiduciary duties to NLC in connection with the acquisition of NLC by GI. Plaintiffs seek, among other things, unspecified compensatory and punitive damages and attorney's fees and costs.

    In connection with the Distribution, General Instrument (formerly "NextLevel Systems, Inc.") agreed to indemnify the Company with respect to its obligations, if any, arising out of or relating to IN

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

RE GENERAL INSTRUMENT CORPORATION SECURITIES LITIGATION (including the derivative action), and the BKP PARTNERS, L.P. V. GENERAL INSTRUMENT CORP. litigation. Therefore, management is of the opinion that the resolution of these matters will have no effect on the Company's consolidated financial position, results of operations or cash flows.

    General Semiconductor is not a party to any pending legal proceedings other than various claims and lawsuits arising in the normal course of business and those for which they are indemnified. Management is of the opinion that such litigation or claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

11. EMPLOYEE BENEFITS

    In February 1998, the Financial Accounting Standards Board issued SFAS No. 132 "Employer' Disclosures about Pensions and Other Post-Retirement Benefits--an amendment of FASB Statement No. 87, 88 and 106". SFAS 132 revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement of recognition of those plans. The Company has adopted the provisions of SFAS 132 in their disclosures below.

    PENSION PLANS. In connection with the Distribution, the Company, General Instrument and CommScope entered into an Employee Benefits Allocation Agreement (the "Agreement"). The Agreement provides that the Company generally will assume or retain, as the case may be, all liabilities under employee benefits plans maintained by GI or any of its subsidiaries with respect to employees of General Semiconductor or any of its retained subsidiaries and employees of previously divested operations other than the liabilities related to employees of General Instrument or CommScope subsequent to the Distribution.

    Net periodic pension cost consists of:


                                                                       YEAR ENDED DECEMBER 31
                                                   ---------------------------------------------------------------
                                                          1996                  1997                  1998
                                                   -------------------   -------------------   -------------------
                                                   DOMESTIC   FOREIGN    DOMESTIC   FOREIGN    DOMESTIC   FOREIGN
                                                   --------   --------   --------   --------   --------   --------
Service cost.....................................   $  325     $2,968     $  407     $2,746     $  482     $2,513
Interest.........................................    4,616      3,503      5,117      3,301      5,209      3,040
Expected return on plan assets...................   (5,670)    (1,663)    (5,620)    (1,185)    (5,979)      (853)
Transition (asset) obligation....................       --         --         --        188         --        160
Amortization of prior service costs..............      878        906        (12)        --        (12)        --
Recognized actuarial (gain) or loss..............       --         --          2        756        198        522
                                                    ------     ------     ------     ------     ------     ------
Net periodic pension cost (income)...............   $  149     $5,714     $ (106)    $5,806     $ (102)    $5,382
                                                    ------     ------     ------     ------     ------     ------
                                                    ------     ------     ------     ------     ------     ------


                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

11. EMPLOYEE BENEFITS (CONTINUED)

    The status of the Company's continuing pension plans and the related amounts recorded in the accompanying consolidated balance sheets are:


                                                              DECEMBER 31, 1997     DECEMBER 31, 1998
                                                             -------------------   -------------------
                                                             DOMESTIC   FOREIGN    DOMESTIC   FOREIGN
                                                             --------   --------   --------   --------

Change in Benefit Obligation
  Benefit obligation at beginning of year..................  $65,431    $ 60,586   $75,741    $ 46,863
    Service cost...........................................      407       2,746       482       2,513
    Interest cost..........................................    5,117       3,301     5,209       3,040
    Actuarial (gain) or loss...............................    9,034       2,086     4,499        (174)
    Impact of foreign exchange.............................       --      (8,119)       --         885
    Benefits paid..........................................   (4,248)       (151)   (5,646)     (2,540)
    Curtailment loss.......................................       --       3,272        --          --
    Settlement payment.....................................       --     (16,858)       --          --
                                                             -------    --------   -------    --------
  Benefit obligation at end of year........................   75,741      46,863    80,285      50,587
                                                             -------    --------   -------    --------
Change in Plan Assets
  Fair value of plan assets at beginning of year...........   67,599      23,944    78,539      11,018
    Actual return on plan assets (net of expenses).........   15,188         999    13,012       1,132
    Employer contributions.................................       --       6,568        --       2,543
    Impact of foreign exchange.............................       --      (3,484)       --         155
    Benefits paid..........................................   (4,248)    (17,009)   (5,646)     (2,540)
                                                             -------    --------   -------    --------
  Fair value of plan assets at end of year.................   78,539      11,018    85,905      12,308
                                                             -------    --------   -------    --------
Reconciliation of the Funded Status
    Funded status..........................................    2,798     (35,845)    5,620     (38,279)
    Unrecognized transition (asset) or obligation..........       --       1,670        --       1,523
    Unrecognized prior service cost........................      (77)         --       (65)         --
    Unrecognized actuarial (gain) or loss..................     (834)     12,451    (3,567)     11,496
                                                             -------    --------   -------    --------
    Asset (liability) recognized at year-end...............  $ 1,887    $(21,724)  $ 1,988    $(25,260)
                                                             -------    --------   -------    --------
Actuarial assumptions:
  Discount rate............................................     7.00%       6.75%     6.75%       6.75%
  Investment return........................................     9.00%       7.00%     9.00%       7.00%
  Compensation increases...................................     4.75%       6.00%     4.75%       6.00%


    The domestic pension plans consist principally of a qualified retirement plan which has satisfied the full funding limitation requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions to the plan in 1996 were $3.8 million. The Company made no contributions to the plan in 1997 or 1998. Domestic plan assets consist of fixed income and equity securities. The Company also has an unfunded supplemental retirement plan for certain members of management. Net pension cost and accrued pension obligations for this plan are included in the amounts above.

    The foreign pension plans consist principally of a Taiwan and a German pension plan which are funded in accordance with statutory requirements. Foreign pension contributions were $2.7 million in 1996. Foreign plan assets principally consist of fixed income securities.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

11. EMPLOYEE BENEFITS (CONTINUED)

    DEFINED CONTRIBUTION PLANS. The Company maintains defined contribution plans covering all domestic non-union employees and employees in Ireland and France. Company contributions were $0.4 million in 1996 and $0.7 million in 1997 and 1998.

    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company maintains an unfunded contributory group medical plan (the "Plan") for all full-time U.S. employees not covered by a collective bargaining agreement who meet defined age and service requirements. The Company recognizes the cost of providing and maintaining postretirement benefits during employees' active service periods. The Plan is the primary provider of benefits for retirees up to age 65. After age 65, Medicare becomes the primary provider. Net periodic postretirement benefit cost consists of:

                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                         1996          1997          1998
                                                         ----          ----          ----
Service cost..........................................    $ 78          $ 87          $ 91
Interest..............................................     872           891           918
Amortization of prior service cost....................    (383)         (383)         (383)
Recognized actuarial (gain) or loss...................      --            12           135
                                                          ----          ----          ----
Net periodic postretirement benefit cost..............    $567          $607          $761
                                                          ----          ----          ----

    The status of the Plan and the related amounts recorded in the accompanying consolidated balance sheets are:

                                                              DECEMBER 31, 1997    DECEMBER 31, 1998
                                                              ------------------   ------------------
Change in Benefit Obligation
  Benefit obligation at beginning of year...................       $ 11,888             $ 13,286
    Service cost............................................             87                   91
    Interest cost...........................................            891                  918
    Actuarial (gain) or loss................................          1,932                2,056
    Benefits paid...........................................         (1,512)              (2,424)
                                                                   --------             --------
  Benefit obligation at end of year.........................         13,286               13,927
                                                                   --------             --------
Change in Plan Assets
  Fair value of plan assets at beginning of year............             --                   --
    Actual return on plan assets............................             --                   --
    Employer contributions..................................          1,512                2,424
    Benefits paid...........................................         (1,512)              (2,424)
                                                                   --------             --------
  Fair value of plan assets at end of year..................             --                   --
                                                                   --------             --------
Reconciliation of the Funded Status
  Funded status.............................................        (13,286)             (13,927)
  Unrecognized transition (asset) or obligation.............             --                   --
  Unrecognized prior service cost...........................         (5,217)              (4,834)
  Unrecognized actuarial (gain) or loss.....................          3,033                4,955
                                                                   --------             --------
  Accrued benefit liability at year end.....................       $(15,470)            $(13,806)
                                                                   --------             --------
                                                                   --------             --------

Actuarial assumptions:
  Discount rate.............................................           7.00%                6.75%
  Expected return on plan assets............................            N/A                  N/A

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

11. EMPLOYEE BENEFITS (CONTINUED)

    The assumed rate of future increases in health care costs for 1997 and 1998 was 12.5% and 11.25%, respectively, for pre-age 65 retirees, and 10% and 9%, respectively, for post-age 65 retirees, and is expected to decline to 6% by the year 2003 for pre-age 65 retirees and by the year 2005 for post-age 65 retirees, respectively. Under the Plan, the actuarially determined effect of a one percentage point increase in the assumed health care cost trend rate on annual net postretirement benefit cost and the APBO would be $1.3 million and $1.4 million, respectively, for 1997 and 1998.

    In accordance with the Employee Benefits Allocation Agreement, approximately $8.0 million of net pension liabilities related to the Company were transferred to General Instrument in connection with the Distribution for the year ended December 31, 1997.

    POSTEMPLOYMENT BENEFITS OTHER THAN PENSIONS. The postemployment benefits obligation relates principally to medical costs for former employees on long-term disability. As of December 31, 1997 and 1998 $0.9 million and $1.0 million was accrued for postemployment benefits, respectively.

12. STOCKHOLDERS' EQUITY

    DISTRIBUTION. GI distributed all of its outstanding shares of capital stock of each of General Instrument and CommScope to its stockholders on a pro rata basis as a dividend in a transaction that was consummated on July 28, 1997. Approximately 147.3 million shares of General Instrument Common Stock, based on a ratio of one for one, were distributed to GI's stockholders of record on July 25, 1997. On July 28, 1997 approximately 49.1 million shares of CommScope Common Stock, based on a ratio of one for three, were distributed to General Instrument stockholders of record on that date. General Semiconductor (formerly GI) retained no ownership interest in either General Instrument or CommScope. Additionally, immediately following the Distribution, General Semiconductor effected a one for four reverse stock split.

    STOCK OPTION PLAN. Following the Distribution, the Company continued in effect the 1993 Long-Term Incentive Plan, renamed the Amended and Restated General Semiconductor, Inc. 1993 Long-Term Incentive Plan (the "1993 LTIP") as adjusted to reflect the Distribution and Stock Split. Stock options granted generally vest ratably over a three year period beginning on the first anniversary from the date granted, expire after ten years and have exercise prices equal to the market value of the Company's common stock at the date of grant.

    In May 1998, the stockholders of the Company approved the adoption of the General Semiconductor, Inc. 1998 Long-Term Incentive Plan (the "1998 LTIP") which provides for the granting of stock options, stock appreciation rights, restricted stock, performance units, performance shares and phantom stock to employees of the Company and its subsidiaries and the granting of stock options to directors of the Company. The 1998 LTIP replaces the Company's 1993 LTIP. No further awards or options were granted pursuant to the 1993 LTIP. All shares available for future grant under the 1993 LTIP and those shares in respect of options or awards granted or issued pursuant to the 1993 LTIP which are subsequently forfeited, expired or otherwise terminate without having been exercised will be added to the number of shares available for grant under the 1998 LTIP.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

12. STOCKHOLDERS' EQUITY (CONTINUED)

    The following table summarizes stock option activity relating to the Company's 1993 LTIP and 1998 LTIP (collectively, the "LTIP Plans") since the Distribution.


                                                                     WEIGHTED-
                                                       NUMBER OF      AVERAGE
                                                        SHARES     EXERCISE PRICE
                                                       ---------   --------------
Outstanding at Distribution Date.....................    2,838         $11.77
Granted..............................................      195          14.94
Cancelled............................................      (17)         12.00
                                                         -----         ------
Options outstanding at December 31, 1997.............    3,016         $11.98

Granted..............................................    1,715           8.96
Exercised............................................      (38)         11.28
Cancelled............................................      (69)         12.03
                                                         -----         ------
Options outstanding at December 31, 1998.............    4,624         $10.86
                                                         -----         ------
                                                         -----         ------


    For the period January 1, 1997 through the Distribution, 8,422 options to purchase GI common stock were granted, 798 options were exercised and 4,032 options were canceled. The weighted-average exercise price of these options (unadjusted for the Distribution and Stock Split) was $23.14, $22.95 and $29.50, respectively. At the Distribution Date, all unexercised GI stock options held by General Semiconductor employees and certain Directors of GI were converted into General Semiconductor stock options. For the holders of unexercised General Semiconductor stock options, the number of options was adjusted and all exercise prices were decreased immediately following the Distribution to preserve the economic value of the options that existed prior to the Distribution Date.

    The following table summarizes information about stock options outstanding and exercisable under the Company's LTIP Plans.


                   SHARES UNDER OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                  -----------------------------------   ---------------------
                                WEIGHTED-
                   NUMBER       AVERAGE                  NUMBER
                  OUTSTANDING   REMAINING    WEIGHTED-  EXERCISABLE  WEIGHTED-
                     AT         CONTRACTUAL  AVERAGE       AT        AVERAGE
RANGE OF          DECEMBER 31,   TERM        EXERCISE   DECEMBER 31,  EXERCISE
EXERCISE PRICES     1998        (YEARS)       PRICE       1998        PRICE
----------------     -----         ---        ------      ------      ------
$1.48 to $11.60      1,382         8.7        $ 7.37         258      $ 8.35
$11.75 to $12.06     1,613         8.0        $11.75         705      $11.75
$12.36 to $14.94     1,629         7.4        $12.94         907      $13.02
                     -----                                ------
                     4,624         8.0        $10.86       1,870      $11.90
                     -----                                ------


    At December 31, 1997 and 1998, 0.7 million shares and 3.8 million shares, respectively, were reserved for future awards under the Company's LTIP Plans. The tax benefits arising from stock options exercised during the years ended December 31, 1996, 1997 and 1998 in the amount of $0.8 million, $1.1 million, and $0.1 million, respectively, were recorded in stockholders' equity as additional paid-in capital.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

12. STOCKHOLDERS' EQUITY (CONTINUED)

    In addition, under the provisions of the Incentive Plan, the Company issued 4 thousand shares of Common Stock to certain members of its Board of Directors during the year ended December 31, 1997.

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its LTIP Plans. Since the exercise price of all stock options granted under the LTIP Plans in 1996, 1997 and 1998 was equal to the closing price of the Common Stock on the New York Stock Exchange on the date of grant, no compensation expense has been recognized by the Company for its stock-based compensation plan during these years other than for restricted stock agreements. Compensation expense, relating to both continuing and discontinued operations, would have been $21.9 million, $27.1 million and $5.4 million in 1996, 1997 and 1998, respectively, had compensation cost for stock options awarded during these years under the Company's stock option agreements been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation". The Company's pro forma net income (loss) and diluted earnings (loss) per share would have been ($15.2) million and ($0.46) per share for 1996, $(10.9) million and $(0.31) per share for 1997 and $15.2 million and $0.41 per share for 1998. The estimated weighted-average per share fair value of the options granted during 1996 was $10.80, was $9.70 January 1, 1997 through the Distribution Date, $6.38 for the remainder of 1997 and $4.18 for 1998, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                           1996       1997       1998
                                                         --------   --------   --------
Expected life (years)..................................     4.0        4.0        4.0
Risk-free interest rate................................    6.18%      6.39%      4.81%
Expected volatility-pre-Distribution...................      43%        43%       N/A
Expected volatility-post-Distribution..................     N/A         45%        54%
Expected dividend yield................................       0%         0%         0%



    The pro forma effect on net income (loss) and earnings (loss) per share for 1996, 1997 and 1998 may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to 1995.

    STOCKHOLDER RIGHTS PLAN. On January 6, 1997 the Board of Directors adopted a stockholder rights plan designed to protect stockholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. Under the rights plan, which was amended in March 1999, each stockholder, subsequent to the distribution date of January 24, 1997, receives a dividend of one right for each outstanding share of Common Stock. The rights are attached to, and presently only trade with, the Common Stock and currently are not exercisable. Except as specified below, upon becoming exercisable, all rights holders will be entitled to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Participating Preferred Stock") at a price of $100.

    The rights become exercisable and will begin to trade separately from the Common Stock upon the earlier of (i) the first date of public announcement that a person or group (other than an existing 15%

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

12. STOCKHOLDERS' EQUITY (CONTINUED)

stockholder or pursuant to a Permitted Offer, as defined) has acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) 10 business days following a person's or group's commencement of, or announcement of, an intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership of 15% or more of the Common Stock. The rights will entitle holders to purchase Common Stock having a market value (immediately prior to such acquisition) of twice the exercise price of the right in lieu of purchasing the Participating Preferred Stock. If the Company is acquired through a merger or other business combination transaction (other than a Permitted Offer, as defined), each right will entitle the holder to purchase common stock of the surviving company having a market value (immediately prior to such acquisition) of twice the exercise price of the right. The Company may redeem the rights for $0.01 each at any time prior to such acquisition. The rights will expire on January 6, 2007, unless earlier redeemed.

    In connection with the stockholder rights plan, the Board of Directors approved the creation of, out of the authorized but unissued shares of preferred stock of the Company, the Participating Preferred Stock, consisting of 0.4 million shares with a par value of $0.01 per share. The holders of the Participating Preferred Stock are entitled to receive dividends, if declared by the Board of Directors, from funds legally available. Each share of Participating Preferred Stock is entitled to one thousand votes on all matters submitted to stockholder vote. The shares of Participating Preferred Stock are not redeemable by the Company nor convertible into Common Stock or any other security of the Company.

13. EARNINGS PER SHARE

    The Company adopted SFAS No. 128 "Earnings per Share" during 1997. In accordance with this pronouncement, the Company retroactively adopted this standard and restated all historical earnings per share data contained in this report. SFAS 128 requires presentations of "basic" and "diluted" earnings per share.

    Basic earnings per share is computed by dividing income from continuing operations by the weighted-average number of common shares outstanding during the applicable periods. For the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, the diluted earnings per share computation is based on net income divided by the weighted-average number of common shares outstanding adjusted for the dilutive effect of stock options. For the year ended December 31, 1996 and 1997, the diluted earnings per share computations are based on income from continuing operations adjusted for interest and amortization of debt issuance costs related to convertible debt, if dilutive, divided by the weighted-average number of common shares outstanding adjusted for the dilutive effect of stock options and convertible securities. The diluted earnings per share calculations assume the exercise of stock options using the treasury stock method.

    Set forth below are reconciliations of the numerators and denominators of the basic and diluted per share computations for each of the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

13. EARNINGS PER SHARE (CONTINUED)

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

                                                              INCOME         SHARES       PER-SHARE
                                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                            -----------   -------------   ---------
BASIC EPS
Income from continuing operations.........................    $39,764         32,924        $1.20

EFFECT OF DILUTIVE SECURITIES
Options...................................................         --            171           --
Convertible debt..........................................      2,658          3,757           --
                                                              -------         ------        -----
DILUTED EPS
Income from continuing operations plus assumed
  conversions.............................................    $42,422         36,852        $1.15
                                                              -------         ------        -----
                                                              -------         ------        -----

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                                              INCOME         SHARES       PER-SHARE
                                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                            -----------   -------------   ---------
BASIC EPS
Income from continuing operations.........................     $8,872         35,414        $0.25
EFFECT OF DILUTIVE SECURITIES
Options...................................................         --            162           --
                                                               ------         ------        -----
DILUTED EPS
Income from continuing operations plus assumed
  conversions.............................................     $8,872         35,576        $0.25
                                                               ------         ------        -----
                                                               ------         ------        -----

    The effect of the Notes outstanding through the Distribution is excluded from the above computation of diluted earnings per share because the impact was anti-dilutive. Had the impact of the weighted-average shares outstanding related to the Notes of 1,305 shares been included in the diluted calculation, the diluted weighted- average shares outstanding of as December 31, 1997 would have been 36,881 shares.

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                              INCOME         SHARES       PER-SHARE
                                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                            -----------   -------------   ---------
BASIC EPS
Income available to common stockholders...................    $18,534         36,811        $0.50
EFFECT OF DILUTIVE SECURITIES
Options...................................................         --             88           --
                                                              -------         ------        -----
DILUTED EPS
Net income plus assumed conversions.......................    $18,534         36,899        $0.50
                                                              -------         ------        -----
                                                              -------         ------        -----

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

13. EARNINGS PER SHARE (CONTINUED)

                                         FOR THE NINE MONTHS                  FOR THE NINE MONTHS
                                       ENDED SEPTEMBER 30, 1998             ENDED SEPTEMBER 30, 1999
                                  ----------------------------------   ----------------------------------
                                   INCOME      SHARES       PER-SHARE   INCOME      SHARES       PER-SHARE
                                  (NUMERATOR) (DENOMINATOR) AMOUNT     (NUMERATOR) (DENOMINATOR) AMOUNT
                                  ---------   -----------   --------   ---------   -----------   --------
                                                                (UNAUDITED)
BASIC EPS
Net income......................   $22,267      36,808       $0.60      $15,568      36,821       $0.42
EFFECT OF DILUTIVE SECURITIES
Options.........................        --          90          --           --         113          --
                                   -------      ------       -----      -------      ------       -----
DILUTED EPS
Net income plus assumed
  conversions...................   $22,267      36,898       $0.60      $15,568      36,934       $0.42
                                   -------      ------       -----      -------      ------       -----
                                   -------      ------       -----      -------      ------       -----

14. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

    Derivative instruments are primarily used by the Company to reduce financial risk arising from changes in foreign exchange and interest rates. The Company does not use derivative instruments for trading purposes, nor does it engage in currency or interest rate speculation. Derivatives used by the Company consist of foreign exchange, interest rate and other instruments. The Company believes that the various counterparties with which the Company enters into these agreements consist of only financially sound institutions and, accordingly, believes that the credit risk for non-performance of these contracts is not significant. The Company monitors its underlying market risk exposures on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed.

    FOREIGN EXCHANGE INSTRUMENTS. The Company enters into forward contracts on a month-to-month basis to minimize the effect of foreign currency fluctuations with regard to certain monetary assets and liabilities denominated in currencies other than the U.S. dollar. Gains and losses on these contracts generally offset, in the same period, gains and losses resulting from the translation of monetary assets and liabilities to U.S. dollars on a monthly basis, reducing the risk of exchange rate movements in the Company's results of operations.

    On a selective basis, the Company enters into forward contracts and purchased option contracts designed to hedge the currency exposure of contractual and other firm commitments denominated in foreign currencies and the currency exposure of anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The purpose of these activities is to protect the Company from the risk that the eventual net cash flows in U.S. dollars from foreign receivables and payables will be adversely affected by changes in exchange rates. Gains and losses on all purchased options and those forward contracts which hedge contractual and other firm commitments are deferred and recognized in the Company's results of operations in the same period as the gain or loss from the underlying transactions. Gains and losses on forward contracts used to hedge anticipated, but not yet committed, transactions are recognized in the Company's results of operations as changes in exchange rates for the applicable foreign currencies occur. Historically, foreign contracts with respect to contractual and other firm commitments and anticipated, but not yet committed, transactions have been short-term in nature. In addition, purchased options have had no intrinsic value at the time of purchase.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

14. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

    The Company settles foreign exchange contracts generally at maturity and at prevailing market rates. The Company recognizes in its results of operations over the life of the contract the amortization of contract premium on purchased options. The amortization of these premiums during each of the three years in the period ended December 31, 1998 was not significant. As of December 31, 1997 and 1998, the Company had outstanding forward and purchased option contracts in the amounts of $19.9 million and $21.3 million, respectively, comprised of foreign currencies which were to be sold and $23.2 million and $79.6 million, respectively, comprised of foreign currencies which were to be purchased. All outstanding forward and purchased option contracts as of December 31, 1998 mature within twelve months.

    As of December 31, 1998 the Company owned the following forward and option contracts:

FORWARD CONTRACTS:


                                                                     US DOLLAR (000'S)
                                   AVERAGE       US DOLLAR (000'S)         FAIR
CURRENCY                             RATE         PURCHASE/(SELL)          VALUE
--------                        --------------   -----------------   -----------------
New Taiwan Dollar.............  32.57 NTD/US          $(54,283)            $ 545
German Marks..................  1.67 DM/US              11,392                60
Japanese Yen..................  115.62 JPY/US            8,779              (155)
Irish Punt....................  1.49 US/IEP             (3,125)               (5)
British Pounds................  1.68 US/BPS              1,093                 5


PURCHASED OPTIONS:


                                                                     US DOLLAR (000'S)
                                   AVERAGE       US DOLLAR (000'S)         FAIR
CURRENCY                             RATE         PURCHASE/(SELL)          VALUE
--------                        --------------   -----------------   -----------------
New Taiwan Dollar.............  33.03 NTD/US           (22,161)            $ 600


    Deferred gains or losses on the above contracts at December 31, 1997 and 1998 were not significant. Foreign currency transaction gains included in income from continuing operations were $0.9 million, $3.8 million and $1.6 million in 1996, 1997 and 1998, respectively. As of December 31, 1997 the Company had no purchased option contracts outstanding. All outstanding forward contracts at December 31, 1997 matured within three months, and the fair values of the contracts were not material. Fair values are based on quoted market prices.

    INTEREST RATE DERIVATIVE INSTRUMENTS. On a selective basis, the Company from time to time enters into interest rate cap or swap agreements to reduce the potential negative impact of increases in interest rates on its outstanding variable-rate debt under the Credit Agreement. The Company recognizes in its results of operations over the term of the contract, as interest expense, the amortization of contract premiums incurred from purchasing interest rate caps. Net payments or receipts resulting from these agreements are recorded as adjustments to interest expense. The effect of interest rate instruments on the Company's results of operations in each of the three years in the period ended December 31, 1998 was not significant.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

14. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED) The Company entered into two interest rate swap transactions with a term of one year beginning on January 22, 1998. Pursuant to these agreements it paid a fixed interest rate averaging 5.96% on a notional amount of $100 million and received interest on the $100 million notional amount based on a three month LIBOR rate set quarterly beginning on January 22, 1998. During February 1998, the Company purchased two interest rate caps each with a notional amount of $50 million. The caps became effective on April 27, 1998 and June 29, 1998 with terms of nine months and six months, respectively. Under the terms of the caps, the Company was paid an amount equal to the excess, if any, of three month LIBOR above 6% multiplied by the notional amounts. The cost of the caps was immaterial.

    At December 31, 1998 the Company held the following interest rate derivative instruments:


INSTRUMENT                 NOTIONAL AMOUNT   FIXED RATE    FLOATING RATE    FAIR VALUE
----------                 ---------------   ----------   ---------------   ----------
Interest Rate Cap........      $50,000          6.000%    3-month LIBOR          --
Floating to Fixed Swap...       50,000          5.953%    3-month LIBOR        (100)
Floating to Fixed Swap...       50,000          5.966%    3-month LIBOR        (100)


    Fair values are based on quoted market prices.

    OTHER FINANCIAL INSTRUMENTS. As of December 31, 1997 and 1998 the carrying value of cash and cash equivalents, trade accounts receivable and trade accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount of the Company's senior bank indebtedness approximates fair value because the underlying instruments have variable interest rates that adjust to market on a short-term basis.

    CONCENTRATION OF CREDIT RISK. The Company's accounts receivable are generated from sales to customers in a variety of end-use markets that are geographically and economically dispersed and payment is generally due within 30 days. Accordingly, the Company does not believe it is subject to any significant concentration of credit risk.

15. GEOGRAPHIC SEGMENT INFORMATION

    General Semiconductor is engaged in one industry segment, specifically, the design, manufacture and sale of discrete semiconductors. The Company manages its business on a geographic basis. Summarized financial information for the Company's reportable geographic segments is presented in the following table. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Net sales by reportable geographic segment reflects the originating source of the unaffiliated sale. Intercompany transfers represent the originating geographic source of the transfer and principally reflect product assembly which is accounted for at cost plus a nominal profit. In determining earnings (loss) before provision for income taxes for each geographic segment, sales and purchases between areas have been accounted for on the basis of internal transfer prices set by the Company. Corporate assets consist of patents, the excess of cost over fair value of net

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

15. GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

assets acquired and deferred financing costs. Long-lived assets in the European and Far East geographic segments are related primarily to Ireland and Taiwan, respectively.


                                         UNITED
                                         STATES     EUROPE    FAR EAST    CHINA     CORPORATE   CONSOLIDATED
                                        --------   --------   --------   --------   ---------   ------------
YEAR ENDED DECEMBER 31, 1996:
Net sales (a).........................  $232,902   $ 98,921   $ 30,068   $    --    $      --     $361,891
Intercompany transfers................    90,855     41,369    133,981        --     (266,205)          --
                                        --------   --------   --------   -------    ---------     --------
  Net sales...........................   323,757    140,290    164,049        --     (266,205)    $361,891
                                        --------   --------   --------   -------    ---------     --------
                                        --------   --------   --------   -------    ---------     --------

Interest income.......................        --        419        127        43           --          589
Interest expense......................        --        286      3,780        --        6,919       10,985
Depreciation and amortization
  expense.............................    10,136      3,831      8,435       211           --       22,613
Earnings(loss) before provision for
  income taxes........................    60,364      2,464      8,009    (3,666)          --       67,171

Income tax expense....................    21,840      4,508      1,059        --           --       27,407

Long-lived assets.....................    90,836     47,220     60,904    12,258      190,219      401,437
Capital expenditures..................  $  9,049   $ 20,504   $ 21,225   $ 9,521    $      --     $ 60,299

YEAR ENDED DECEMBER 31, 1997:
Net sales (a).........................  $245,772   $102,881   $ 31,385   $    --    $      --     $380,038
Intercompany transfers................   102,966     84,301    137,293     4,752     (329,312)          --
                                        --------   --------   --------   -------    ---------     --------
Net sales.............................   348,738    187,182    168,678     4,752     (329,312)    $380,038
                                        --------   --------   --------   -------    ---------     --------
                                        --------   --------   --------   -------    ---------     --------

Interest income.......................        --        224         58        26           --          308
Interest expense......................        --        223      3,561        --       10,877       14,661
Depreciation and amortization
  expense.............................     9,711      4,323      9,514       684           --       24,232
Earnings (loss) before provision for
  income taxes taxes(c)...............    14,535        630      8,328    (2,972)          --       20,521

Income tax expense....................     5,452      1,042      5,155        --           --       11,649

Long-lived assets.....................    94,670     47,360     59,827    27,094      177,112      406,063
Capital expenditures..................  $  7,106   $  1,039   $  8,100   $12,963    $      --     $ 29,208


                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

15. GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)


                                         UNITED
                                         STATES     EUROPE    FAR EAST    CHINA     CORPORATE   CONSOLIDATED
                                        --------   --------   --------   --------   ---------   ------------
YEAR ENDED DECEMBER 31, 1998:
Net sales (a).........................  $225,711   $135,247   $ 40,186   $    --    $      --     $401,144
Intercompany transfers................   114,833    136,993    170,568    28,956     (451,350)          --
                                        --------   --------   --------   -------    ---------     --------
  Net sales...........................   340,544    272,240    210,754    28,956     (451,350)    $401,144
                                        --------   --------   --------   -------    ---------     --------
                                        --------   --------   --------   -------    ---------     --------

Interest income.......................        --         48         26        29          273          376
Interest expense......................        --        297        588        --       19,517       20,402
Depreciation and amortization
  expense.............................     8,770      4,654      8,913     2,645           --       24,982
Earnings before provision for income
  taxes(b)............................     6,614      3,802     11,061     5,613           --       27,090

Income tax expense....................     3,073      3,364      1,989       130           --        8,556

Long-lived assets.....................    93,691     52,931     57,264    29,049      173,007      405,942
Capital expenditures..................  $  2,731   $ 14,042   $  7,532   $ 2,593    $      --     $ 26,898

NINE MONTHS ENDED SEPTEMBER 30, 1998
  (UNAUDITED):
  Net sales (a).......................  $170,856   $105,251   $ 26,275   $    --    $      --     $302,382
  Intercompany transfers..............    85,100    105,514    123,708    20,575     (334,897)          --
                                        --------   --------   --------   -------    ---------     --------
    Net sales.........................   255,956    210,765    149,983    20,575     (334,897)     302,382
                                        --------   --------   --------   -------    ---------     --------
                                        --------   --------   --------   -------    ---------     --------

  Interest income.....................        --         15         11        21          200          247
  Interest expense....................        --        216        579        --       14,665       15,460
  Depreciation and amortization
    expense...........................     6,512      3,378      6,615     1,919           --       18,424
  Earnings before provision for income
    taxes.............................    12,108      7,394      8,370     4,400           --       32,272
  Income tax expense..................  $  3,571   $  2,214   $  4,100   $   120    $      --     $ 10,005

NINE MONTHS ENDED SEPTEMBER 30, 1999
  (UNAUDITED):
  Net sales (a).......................  $159,425   $ 97,913   $ 46,962   $    --    $      --     $304,300
  Intercompany transfers..............    97,263    103,963    124,192    30,806     (356,224)          --
                                        --------   --------   --------   -------    ---------     --------
    Net sales.........................   256,688    201,876    171,154    30,806     (356,224)     304,300
                                        --------   --------   --------   -------    ---------     --------
                                        --------   --------   --------   -------    ---------     --------

  Interest income.....................        --         27         10         9           13           59
  Interest expense....................        --        187         31        --       16,717       16,935
  Depreciation and amortization
    expense...........................     7,075      4,248      6,735     2,476           --       20,534
  Earnings before provision for income
    taxes.............................     1,677      3,699     11,072     4,310           --       20,758
  Income tax expense..................  $  2,655   $    499   $  2,005   $    31    $      --     $  5,190

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

15. GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

(a) Included in United States net sales are export sales as follows:


                                                                                NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1996       1997       1998       1998       1999
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
    Taiwan..................................  $ 93,718   $ 99,134   $ 69,156   $54,088    $45,407
    China...................................    23,792     28,602     32,904    24,224     28,127
                                              --------   --------   --------   -------    -------
                                              $117,510   $127,736   $102,060   $78,312    $73,534
                                              --------   --------   --------   -------    -------
                                              --------   --------   --------   -------    -------


    Net sales, by destination, within the European geographic segment are:


                                                                               NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1996       1997       1998       1998       1999
                                              --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
    France..................................  $ 9,550    $  9,988   $ 12,993   $ 10,174   $ 9,542
    Germany.................................   39,285      41,265     59,326     47,563    42,692
    Italy...................................   12,172      12,662     14,272     11,496     9,742
    U.K.....................................   12,697      13,457     15,315     12,226    12,940
    Other...................................   25,217      25,509     33,341     23,792    22,997
                                              -------    --------   --------   --------   -------
                                              $98,921    $102,881   $135,247   $105,251   $97,913
                                              -------    --------   --------   --------   -------
                                              -------    --------   --------   --------   -------


(b) Earnings before provision for income taxes in 1998 includes restructuring charges of $12.3 million ($8.5 million net of tax).

(c) Earnings before provision for income taxes in 1997 includes charges of $33.8 million, ($25.3 million net of tax), primarily related to the separation of GI's Taiwan operations.

    No single customer accounted for more than 10% of the Company's sales during the years ended December 31, 1996, 1997 and 1998.

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly data for 1997 and 1998 is as follows:


                                                               QUARTER ENDED 1997
                                                ---------------------------------------------------
                                                MARCH 31(A)  JUNE 30(B)  SEPTEMBER 30   DECEMBER 31
                                                -----------  ----------  ------------   -----------
Net sales......................................  $ 85,369    $95,511     $ 95,568     $103,590
Gross profit...................................    19,426      6,915       30,662       33,722
Income(loss) from continuing operations........       707     (9,416)       8,506        9,075
Net income(loss)...............................    17,683     (8,182)     (12,643)       9,075
Earnings(loss) per share(c)
  Basic:
    Continuing operations......................  $   0.02    $ (0.27)    $   0.23     $   0.25
    Net income(loss)...........................      0.52      (0.24)       (0.35)        0.25
  Diluted:
    Continuing operations......................  $   0.02    $ (0.27)    $   0.23     $   0.25
    Net income(loss)...........................      0.51      (0.24)       (0.33)        0.25

                                                                QUARTER ENDED 1998
                                                 -----------------------------------------------------
                                                 MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER  31(D)
                                                 ---------   --------   ------------   ---------------
Net sales.                                       $ 106,397   $ 98,762   $     97,223   $    98,762
Gross profit...................................     35,289     28,647         26,726        26,900
Net income(loss)...............................      9,466      6,846          5,956        (3,734)
Earnings(loss) per share
  Basic:.......................................  $    0.26   $   0.19   $       0.16   $     (0.10)
  Diluted:.....................................       0.26       0.19           0.16         (0.10)

----------
(a) Includes charges of $7.4 million ($5.5 million or $0.15 per share net of tax) primarily related to the separation of GI's Taiwan operations. These costs include $7.3 million charged to cost of sales and $0.1 million charged to selling, general and administrative expense.

(b) Includes charges of $26.4 million ($19.8 million or $0.54 per share net of tax) primarily related to the separation of GI's Taiwan operations. These costs include $25.4 million charged to cost of sales and $1.0 million charged to selling, general and administrative expense.

(c) Earnings (loss) per share data has been adjusted to reflect the one for four reverse stock split and restated in conformance with SFAS No. 128.

(d) Includes restructuring charges of $12.3 million ($8.5 million or $0.23 per share net of tax).

17. DISCONTINUED OPERATIONS

    Net sales for the Discontinued Operations included in the Consolidated Statement of Operations were $2.3 billion and $1.3 billion for the years ended December 31, 1996 and 1997, respectively.

    Discontinued operations includes $2.7 million and $52.9 million, net of applicable income taxes, for the years ended December 31, 1996 and 1997, respectively, for costs incurred primarily related to the

                           GENERAL SEMICONDUCTOR, INC.

    (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE NOTED)

17. DISCONTINUED OPERATIONS (CONTINUED)

separation of the Taiwan operations between General Semiconductor and General Instrument and for professional fees and certain other administrative and financing costs incurred directly related to the Distribution.

    The distribution of the net assets of discontinued businesses reduced stockholders' equity by $1.4 billion of which $1.2 billion was allocated to additional paid-in capital and $0.2 billion to retained earnings.

18. SUBSEQUENT EVENT

    Effective June 30, 1999, the Company's $350 million credit facility (discussed in Note 9) was amended to modify several financial covenants to provide greater financial flexibility. The Company is considering a convertible subordinated debt offering which may be completed in 1999. The Company expects to use the proceeds of any such offering to repay outstanding indebtedness under the credit facility and the credit facility will be permanently reduced by 50% of the gross proceeds of the convertible subordinated debt offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR OUR AFFAIRS HAVE NOT CHANGED SINCE THE DATE HEREOF.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           GENERAL SEMICONDUCTOR, INC.

                       $172,500,000 of 5 3/4% Convertible
                   Subordinated Notes and 11,093,248 shares of
                    Common Stock Issuable upon Conversion of
                                    the Notes




                           ----------------------------

                                   PROSPECTUS

                           ----------------------------



                                 January   , 2000



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an itemized statement of expenses of the Registrant in connection with the securities being registered. All of the expenses are estimated, except for the registration fee.

         Securities and Exchange Commission registration fee...........   $45,540
         Legal fees and expenses.......................................   $25,000
         Accounting fees and expenses..................................   $15,000
         New York Stock Exchange Supplemental Listing fee..............    $3,000
                                                                          --------
         Miscellaneous.................................................    $1,460
                                                                         --------
          Total........................................................   $90,000
                                                                         --------
                                                                         --------



         ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify its directors and officers, as well as other employees and individuals (each an "Indemnified Party," and collectively, "Indemnified Parties"), against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, other than in connection with actions by or in the right of the corporation (a "derivative action"), if an Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that a corporation may only indemnify an Indemnified Party for expenses (including attorneys' fees) incurred in connection with the defense or settlement of such derivative action. Additionally, in the context of a derivative action, DGCL Section 145 requires court approval before there can be any indemnification where an Indemnified Party has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification arrangements that may be granted pursuant to a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any willful or negligent declaration of an unlawful dividend, stock purchase or redemption, or (iv) any transaction from which the director derived an improper personal benefit.

         The Certificate of Incorporation and By-Laws of the Registrant provide that directors and officers of the Registrant shall not, to the fullest extent permitted by the DGCL, be liable to the Registrant or any of its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as the case may be. The Certificate of Incorporation and By-Laws of the Registrant also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors and officers, then the liability of the directors and officers of the Registrant shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

         The Registrant has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in its Certificate of Incorporation and By-Laws. These agreements, among other things, indemnify the Registrant's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorney's fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Registrant or an affiliate of the Registrant.

         The Registrant maintains directors' and officers' liability insurance, under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which directors and officers are parties by reason of being or have been directors or officers of the Registrant, as the case may be.

         ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


  EXHIBITS                          DESCRIPTION
  --------                          -----------
    3.1*                Restated Certificate of Incorporation of General
                        Semiconductor, Inc. (including Certificate of
                        Designation, Preferences and Rights of Series A Junior
                        Participating Preferred Stock)

    3.2*                Amended and Restated By-Laws of General Semiconductor,
                        Inc.

    4.1**               Rights Agreement, dated January 6, 1997, between General
                        Semiconductor, Inc. and ChaseMellon Shareholder
                        Services, LLC

    4.2***              Amendment No. 1 to the Rights Agreement, dated as of
                        March 10, 1999, between General Semiconductor, Inc. and
                        ChaseMellon Shareholder Services, LLC

    4.4                 Purchase Agreement dated December 8, 1999 between
                        General Semiconductor, Inc. and the Initial Purchasers

    4.5                 Indenture, dated as of December 14, 1999 between General
                        Semiconductor and The Bank of New York, as Trustee

    4.6 Registration Rights Agreement, dated December 14, 1999 between General Semiconductor and the Initial
                        Purchasers.

    4.7****             Specimen Stock Certificate.

    5.1                 Opinion of Fried, Frank, Harris, Shriver & Jacobson

    12                  Statements re: Computations of Ratios

    23.1                Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in Exhibit 5.1)

    23.2                Independent Auditors' Consent of Deloitte & Touche LLP

    24 Powers of Attorney (included on the signature page hereof)

    25                  Statement of Eligibility of the Trustee on Form T-1

---------------
* Incorporated herein by reference from the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 filed March 25, 1999 (File No. 1-5442)

** Incorporated herein by reference from the Registration Statement on Form 8-A filed January 10, 1997 (File No. 1-5442).

*** Incorporated herein by reference from the Amendment to the Registration Statement on Form 8-A/A filed March 16, 1999 (File No. 1-5442).

**** Incorporated herein by reference from the Company's Registration Statement on Form S-8 filed July 20, 1998 (File No. 333-9190).

         ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

                   (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York, on January 12, 2000.


                                  GENERAL SEMICONDUCTOR, INC.

                                  By: /s/ Ronald A. Ostertag
                                     ------------------------------
                                     Ronald A. Ostertag
                                     Chairman, President and
                                     Chief Executive Officer

         Each of the undersigned hereby appoints Stephen B. Paige and Andrew M. Caggia. and each of them (with full power to act alone), as attorney and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Commission under the Securities Act any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    SIGNATURE                 CAPACITY IN WHICH SIGNED          DATE
    ---------                 ------------------------          ----

/s/ Ronald A. Ostertag        Chairman, President and           January 12, 2000
-----------------------       Chief Executive Officer
Ronald A. Ostertag            (Principal Executive Officer)

/s/ Andrew M. Caggia          Senior Vice President             January 12, 2000
-----------------------       and Chief Financial Officer
Andrew M. Caggia              (Principal Financial Officer)

/s/ Robert J. Gange           Vice President and Controller     January 12, 2000
----------------------        (Principal Accounting Officer)
Robert J. Gange

/s/ C. Scott Kulicke          Director                          January 12, 2000
----------------------
C. Scott Kulicke

/s/ Ronald Rosenzweig         Director                          January 12, 2000
----------------------
Ronald Rosenzweig

/s/ Peter A. Schwartz         Director                          January 12, 2000
----------------------
Peter A. Schwartz

/s/ Samuel L. Simmons         Director                          January 12, 2000
----------------------
Samuel L. Simmons

/s/ Gerard T. Wrixon          Director                          January 12, 2000
--------------------------
Gerard T. Wrixon


  EXHIBITS                          DESCRIPTION
  --------                          -----------
    3.1*                Restated Certificate of Incorporation of General
                        Semiconductor, Inc. (including Certificate of
                        Designation, Preferences and Rights of Series A Junior
                        Participating Preferred Stock)

    3.2*                Amended and Restated By-Laws of General Semiconductor,
                        Inc.

    4.1**               Rights Agreement, dated January 6, 1997, between General
                        Semiconductor, Inc. and ChaseMellon Shareholder
                        Services, LLC

    4.2***              Amendment No. 1 to the Rights Agreement, dated as of
                        March 10, 1999, between General Semiconductor, Inc. and
                        ChaseMellon Shareholder Services, LLC

    4.4                 Purchase Agreement dated December 8, 1999 between
                        General Semiconductor, Inc. and the Initial Purchasers

    4.5                 Indenture, dated as of December 14, 1999 between General
                        Semiconductor and The Bank of New York, as Trustee

    4.6 Registration Rights Agreement, dated December 14, 1999 between General Semiconductor and the Initial
                        Purchasers.

    4.7****             Specimen Stock Certificate.

    5.1                 Opinion of Fried, Frank, Harris, Shriver & Jacobson

    12                  Statements re: Computations of Ratios

    23.1                Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in Exhibit 5.1)

    23.2                Independent Auditors' Consent of Deloitte & Touche LLP

    24 Powers of Attorney (included on the signature page hereof)

    25                  Statement of Eligibility of the Trustee on Form T-1

--------------
* Incorporated herein by reference from the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 filed March 25, 1999 (File No. 1-5442)

** Incorporated herein by reference from the Registration Statement on Form 8-A filed January 10, 1997 (File No. 1-5442).

*** Incorporated herein by reference from the Amendment to the Registration Statement on Form 8-A/A filed March 16, 1999 (File No. 1-5442).

**** Incorporated herein by reference from the Company's Registration Statement on Form S-8 filed July 20, 1998 (File No. 333-9190).